UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 3 )

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from _______________ to ________________

Commission file number: 001-33578

SAMSON OIL & GAS LIMITED
(Exact name of Registrant as specified in its chart)

Not applicable
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary Shares, each representing 20 Ordinary Shares, no par value each, and evidenced by an American Depositary Receipt	Name of exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 209,094,216 Ordinary Shares outstanding as at November 19, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of then Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

SAMSON OIL & GAS LIMITED

FORM 20-FR REGISTRATION STATEMENT

i

GLOSSARY OF TERMS

Bbl. Barrel (of oil or natural gas liquids).

Bcf. Billion cubic feet (of natural gas).

Developed acres. The number of acres that are allocated or held by producing wells or wells capable of production.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Liquids. Oil, condensate, and natural gas liquids.

Mcf. Thousand cubic feet (of natural gas).

Mcfe. Thousand cubic feet equivalent.

MMBtu. One million British Thermal Units, a common energy measurement.

MMcf. Million cubic feet.

MMcfe. Million cubic feet equivalent.

Nymex. New York Mercantile Exchange.

Porosity. The percentage of empty space within a rock. Only high porosity reservoir rocks, like sandstone, bear oil and gas.

Present value. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of net proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, without giving effect to non-property related expenses such as general and administrative expenses, debt service, accretion, and future income tax expense or to depreciation, depletion, and amortization, discounted using monthly end-of-period discounting at a nominal discount rate of 10% per annum.

Productive wells. Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut-in.

Proved developed reserves. Estimated proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. Estimated quantities of crude oil, natural gas, and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Estimated proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

Shale gas. Conventional natural gas that is produced from reservoirs predominantly composed of shale with lesser amounts of other fine grained rocks rather than from more conventional sandstone or limestone reservoirs.

Throughput: The volume of natural gas transported or passing through a pipeline, plant, terminal or other facility in an economically meaningful period of time.

Undeveloped acreage. Acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains estimated proved reserves.

Working interest. An operating interest that gives the owner the right to drill, produce, and conduct operating activities on the property and a share of production.

FORWARD LOOKING STATEMENTS

This Registration Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements include but are not limited to management’s comments regarding business strategy, exploration and development drilling prospects and activities at our Jonah Field, Amber Field, Green Canyon Field, North Stockyard and South Goose Lake properties, oil and gas pipeline availability and capacity, natural gas and oil reserves and production, our ability to and methods by which we may raise additional capital, production and future operating results.

In this Registration Statement, the use of words such as “anticipate,” “continue,” “estimate,” “expect,” “likely,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify uncertainties. While we believe that the expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. The differences between actual results and those predicted by the forward looking statements could be material. These differences may be attributed to the factors described herein under the heading “Risk Factors” starting on page 7 of this Registration Statement, or other factors not listed there. including, without limitation, the following:

•	deviations in and volatility of the market prices of both crude oil and natural gas;

•	the timing, effects and success of our acquisitions, dispositions and exploration and development activities;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production;

•	timing, amount, and marketability of production;

•	third party curtailment, processing plant or pipeline capacity constraints beyond our control;

•	our ability to find, acquire, market, develop and produce new properties;

•	effectiveness of management strategies and decisions;

•	the strength and financial resources of our competitors;

•	climatic conditions;

•	changes in the legal and/or regulatory environment and/or changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities; and

•	unanticipated recovery or production problems, including cratering, explosions, fires and uncontrollable flows of oil, gas or well fluids.

Many of these factors are beyond our ability to control or predict. Neither these factors nor those included in the “Risk Factors” section of this Registration Statement are not to represent a complete list of the factors that may affect us.

FINANCIAL AND EXCHANGE RATE DATA

We publish our consolidated financial statements in Australian dollars. In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Australian dollars, and references to “dollars,” “$” or “A$” are to Australian dollars. All references to “US$” are to United States dollars.

The following table sets forth certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, the noon buying rate. These rates are set forth as United States dollars per A$1.00. On November 19, 2007, the noon buying rate was US$0.884 per A$1.00.

Year Ended	Average(1)	High	Low	Period End
June 30, 2007	0.756	0.852	0.737	0.849
June 30, 2006	0.748	0.777	0.706	0.742
June 30, 2005	0.753	0.797	0.688	0.762
June 30, 2004	0.713	0.798	0.639	0.695
June 30, 2003	0.584	0.671	0.528	0.673

(1)	The average of the exchange rates on the last day of each month during the applicable period.

The following table sets forth certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, the noon buying rate. These rates are set forth as United States dollars per A$1.00.

Month Ended	Average	High	Low	Period End
October 31, 2007	0.900	0.921	0.885	0.927
September 30, 2007	0.844	0.887	0.812	0.888
August 31, 2007	0.829	0.862	0.786	0.854
July 31, 2007	0.868	0.884	0.851	0.859
June 30, 2007	0.842	0.849	0.831	0.849
May 31, 2007	0.826	0.835	0.820	0.821
April 30, 2007	0.827	0.837	0.813	0.832

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and senior management.

The names, positions and business addresses of our directors are as follows:

Name	Title/Function	Business Address
Terence Barr	Managing Director	1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 United States of America

Malcolm Burne	Non-Executive Director	2nd Floor, Manfield House 1 Southampton Street London WC2R OLR United Kingdom

David Cairns	Non-Executive Director	Level 4, BCG Centre 28 The Esplanade Perth WA 6000 Australia

Name	Title/Function	Business Address
Neil MacLachlan	Non-Executive Director	8 Angel Court London EC2R 7HP United Kingdom

Victor Rudenno	Non-Executive Director	Level 2, Johnson’s Building 225 George Street Sydney, NSW 2000 Australia

Neil Fearis	Alternate Director	Level 49, Central Park 152-158 St Georges Terrace Perth WA 6000 Australia

Our senior managers are as follows:

Name	Title/Function	Location
Terence Barr	Managing Director, President, Chief Executive Officer	United States

Robyn Lamont	Chief Financial Officer	United States

Robert Gardner	Vice President - Engineering	United States

Denis Rakich	Company Secretary	Australia

The business address of our Australian office is Level 36, 2 The Esplanade, Perth Western Australia 6000 and the business address of our United States office is 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401.

B.	Advisers.

Our transfer agent and registrar of our Ordinary Shares is Security Transfer Registrars Pty Ltd., 770 Canning Highway, Applecross, Western Australia 6953.

Our United States legal advisors are Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Suite 500, Denver, Colorado USA 80202.

Our Australian legal advisors are Minter Ellison, 152 St. Georges Terrace, Perth, Western Australia 6000.

Our bankers are:

Bank of New Zealand Australia, 2 The Esplanade, Perth, Western Australia, 6000

Macquarie Bank Limited, No 1 Martin Place, Sydney, NSW, 2000

Wells Fargo, 1700 Lincoln Street, Denver, Colorado, 80202

C.	Auditors.

Our auditors are Ernst & Young, an independent registered public accounting firm, located at 11 Mounts Bay Road, Perth, Western Australia, 6000.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable.

Not applicable.

Item 3. Key Information

A.	Selected financial data.

The selected financial data presented below is for the years ended June 30, 2007, 2006 and 2005. The information for the years ended June 30, 2007, 2006 and 2005 is derived from our audited consolidated financial statements and notes thereto included in this Registration Statement.

The data should be read in conjunction with the consolidated financial statements included elsewhere in this registration statement.

Information prepared in accordance with Australian equivalents to
International Financial Reporting Standards.

	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
	A$	A$	A$
Total Revenue	11,491,345	5,785,210	1,266,975
(Loss)/Profit Attributable to members at the parent (i)	(2,603,008)	(25,432,173)	(791,233)
(Loss)/earnings per Share (cents) - Basic	(1.36)	(24.43)	(1.82)
(Loss)/earnings per Share (cents) - Diluted	(1.36)	(24.43)	(1.82)
Total Assets	63,687,774	77,861,552	29,904,614
Net Assets	38,144,215	47,985,306	28,314,145
Long Term Debt	20,801,211	24,509,728	521,866
Contributed Equity	69,347,605	69,366,304	25,223,584
Number of Shares	192,263,833	190,559,111	70,694,221
Dividends	-	-	-

(i)	Wherever used in this Registration Statement, the term “parent” refers to Samson Oil & Gas Limited, which has one wholly-owned subsidiary, Samson Oil and Gas USA, Inc.

Additional Information

During the year ended June 30, 2005, we acquired a controlling interest in Kestrel Energy Inc, a corporation organized under the laws of the State of Colorado (“Kestrel”). The results of that year include the results of this operation for the five months that it was controlled by the Company, being February - June 2005. As part of our change in business strategy following the acquisition of Kestrel, from a primary focus on investment in resources companies to active oil and gas exploration, production, development in the United States, we monetized a significant portion of our investment portfolio. In May 2006, the Company acquired a non-operated working interest in certain production assets in the Jonah and Look Out Wash Fields in Wyoming from Stanley Energy Inc.

Information prepared in accordance with US GAAP

The Company prepares its consolidated financial statements in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which differ in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net (loss)/profit and shareholders’ equity for the periods and as of the dates therein indicated are set forth in Note 33 to the Company’s consolidated financial statements included herein.

This table also includes information relating to Kestrel Energy Inc., a predecessor to the Company. Control of Kestrel was gained in February 2005, and its results have been included in the Company’s results from February 1, 2005.

	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30 2005	Predecessor Information Kestrel Energy (from July 1, 2004 to January 31, 2005)
	A$	A$	A$	A$
Total Revenue	11,491,345	5,785,210	1,266,975	1,829,572
(Loss)/Profit Attributable to members at the parent	(3,682,954)	(10,747,720)	(1,784,475)	487,368
(Loss)/earnings per Share (cents) - Basic	(1.92)	(10.32)	(4.11)	4.8
(Loss)/earnings per Share (cents) - Diluted	(1.92)	(10.32)	(4.11)	4.8
Total Assets	74,531,728	89,231,886	23,200,850	(i	)
Net Assets	48,501,763	59,445,641	21,610,381	(i	)
Long Term Debt	20,801,211	24,509,728	521,866	(i	)
Contributed Equity	69,347,605	69,366,304	25,223,584	(i	)
Number of Shares	192,198,833	190,559,111	70,694,221	10,233,500
Dividends	-	-	-	-

(i)
Audited financial information for Kestrel, included elsewhere in the Registration Statement, is limited to Income Statement and Statements of Cash flows and Changes in Stockholders’ Equity for the period from July 1, 2004 to January 31, 2005 as the financial position of Kestrel Energy Inc is included in the Company’s June 30, 2005 Balance Sheet. The predecessor financial information for Kestrel Energy has been translated from US$’s to A$ at an exchange rate of 0.7386, being the average exchange for the period from July 1, 2004 to January 31, 2005.

B.	Capitalization and indebtedness.

The following table sets forth our capitalization and indebtedness at September 30, 2007 in Australian Dollars and is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes.

As of September 30, 2007
A$
unaudited
Indebtedness:
Secured interest bearing liabilities (i)	20,012,370
Total Indebtedness	20,012,370
Shareholders’ equity:
Share capital	69,347,605
Reserves	(4,024,756)
Accumulated Losses	(29,188,854)
Net shareholders’ equity	36,133,995

(i)	This debt is held by Samson Oil and Gas USA, Inc, a 100% owned subsidiary of the Company The debt is guaranteed by the Company.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

An investment in our securities involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our securities. The occurrence of any of the following risks could materially harm our business, financial condition, results of operations or cash flows. In any such case, the trading price of our securities could decline, and you could lose all or part of your investment. When determining whether to invest in our securities, you should also refer to the other information contained in this Registration Statement on Form 20-F, as amended, including our consolidated financial statements and the related notes.

Risks Related To Our Business and Industry.

Oil and natural gas prices are volatile, and a decrease could adversely affect our revenues, cash flows and profitability.

Our revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Sustained declines in oil and gas prices may adversely affect our financial condition, liquidity and results of operations. For example, if the price of oil and natural gas were to have been 10% lower in the years ended June 30, 2007 and 2006, the net loss reported by the Company would have increased by 40.61% and 2.12% respectively. Factors that can cause market prices of oil and natural gas to fluctuate include:

•	market uncertainty;

•	the level of consumer product demand;

•	weather conditions;

•	U.S. and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political and economic conditions in oil producing countries, particularly those in the Middle East, including actions by the Organization of Petroleum Exporting Countries;

•	the foreign supply of oil and natural gas; and

•	the price of oil and gas imports, consumer preferences and overall U.S. and foreign economic conditions.

We are not able to predict future oil and gas prices. At various times, excess domestic and imported supplies have depressed oil and gas prices. Lower prices may reduce the amount of oil and natural gas that we can produce economically and may also require us to write down the carrying value of our oil and gas properties. Additionally, the location of our producing wells may limit our ability to take advantage of spikes in regional demand and resulting increases in price. The expansion of the gas supply from competitors in the Rocky Mountain region has resulted in a lower gas price being received in that region compared to the balance of the mainland United States. Historically, gas originating in the Rockies trades at a 15 to 20% discount to the Nymex market. The historical discount has expanded to as much as a 50% during the summer of 2007 as a result of the construction of the Rocky Mountain Express pipeline, which has had the immediate effect of creating a surplus of gas from the areas to the south and west of Wyoming, where the majority of our producing properties are located, to the price points in and around Cheyenne in the eastern part of Wyoming.

Lower oil and natural gas prices may not only decrease our revenues, but also may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of development costs increase, our production data factors change or our exploration results do not meet expectations, accounting rules may require us to write down the carrying value of our oil and natural gas properties to fair value, as a non-cash charge to earnings. Australian accounting standards require us to assess impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to estimated discounted future net cash flows on a field-by-field basis, using estimated production based upon prices at which management reasonably estimates such products to be sold. If net capitalized costs exceed discounted future net cash flows, the measurement of impairment is based on estimated fair value, which would consider future discounted cash flows. We may incur impairment charges in the future, which charges could have a material adverse effect on our results of operations.

Reserve estimates are imprecise and subject to revision.

Estimates of oil and natural gas reserves are projections based on available geologic, geophysical, production and engineering data. There are uncertainties inherent in the manner of producing and the interpretation of this data as well as in the projection of future rates of production and the timing of development expenditures. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of factors including:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the engineers preparing the estimate.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves will probably vary from our estimates. Any significant variance could materially affect the quantities and present value of our reserves. In addition, we may in the future adjust our estimates of proved reserves to reflect production history, results of exploration and development and prevailing gas and oil prices. Our reserves may also be susceptible to drainage by operators on adjacent properties. We were required to write down the value of our Greens Canyon property by US$4,344,063 at June 30, 2006 following a downgrade of the reserves associated with that property from proven to probable. This impairment was the result of management’s determination that there was insufficient evidence available from the results of the 29-2 and 27-3 wells to determine that the reserves could remain in a proven reserve category assigned to the Frontier Formation.

Investors should not construe the present value of future net cash flows as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Factors that will affect actual future net cash flows include:

•	the amount and timing of actual production;

•	the price for which that oil and gas production can be sold;

•	supply and demand for oil and natural gas;

•	curtailments or increases in consumption by natural gas and oil purchasers; and

•	changes in government regulations or taxation.

As a result of these and other factors, we will be required to periodically reassess the amount of our reserves, which may require us to recognize a ceiling write-down of our oil and gas properties.

We operate only a small percentage of our proved properties.

The business activities at all of our material producing properties are conducted through joint operating agreements under which we own partial non-operated interests in oil and gas properties. As a result, we do not have control over normal operating procedures, expenditures, or future development of those properties, including the Jonah Field, Look Out Wash, Amber Field and State GC properties. Consequently, the operating results with respect to those properties are beyond our control. The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues. In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, the participation of other owners in drilling wells, and use of technology. Since we do not have a majority interest in these properties, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of these projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our reserves will decline significantly as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves that are economically feasible and developing existing proved reserves.

To the extent that cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. We are currently constrained in our ability to raise additional capital by our $21 million credit facility with Macquarie Bank Limited (“Macquarie”), which provides Macquarie with a first priority security interest over all of our oil and gas assets. As such, we must obtain Macquarie’s consent prior to the sale or other deposition of any existing assets or the acquisition of any new assets if the acquisition would involve the incurrence of additional debt.

Our credit facility imposes restrictions on us that may affect our ability to successfully operate our business.

On May 26, 2006, our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to incur and secure senior convertible loans in an aggregate principal amount of US$21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields. In June 2006, Samson USA repaid US$1 million of the outstanding principal amount, which is currently $20 million.. The Loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by the Company

The Loans, which were most recently amended effective September 6, 2007, contain customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. We also must maintain specified financial requirements under the terms of the Loans, including a requirement that the Company and Samson USA, taken together, the Proved Developed Producing Reserves to outstanding debt the ratio must be no less than 1.2:1.

In addition, the Company (on a consolidated basis) is also required to maintain a current ratio greater than 1:1 and is required to maintain Aged Debts (greater than 90 days outstanding) of less than US$1,000,000. The debt covenants are measured quarterly.

As of September 30, 2007, the Company was in compliance with each of these covenants. However, if we are unable to meet the requirements of our Loans, in the future, we may be required to seek waivers from Macquarie or such alternative financing sources. There is no assurance that such waivers would be granted or that alternative financing would be available on terms acceptable to us. Moreover, these restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted.

A substantial part of our producing properties are located in the Rocky Mountains, which makes us vulnerable to certain adverse conditions unique to that region, including extreme seasonal weather, environmental regulation and production constraints.

Our operations are currently focused on the Rocky Mountain region, which means our producing properties and new drilling opportunities are geographically concentrated in that area. As a result, success of our operations and our profitability may be disproportionately exposed to the impact of adverse conditions unique to that region. Such conditions can include extreme seasonal weather which could limit our ability to access our properties and therefore could delay or curtail our operations. Also, there could be delays or interruptions of production from existing or planned new wells by significant governmental regulation, transportation capacity constraints, curtailment of production, interruption of transportation, or fluctuations in prices of oil and natural gas produced from the wells in the region.

In addition, a significant amount of the oil and gas properties we are seeking to develop for production are located on federal lands where drilling and other oil and gas activities can only be conducted during limited times of the year due to environmental stipulations in the leases covering those properties. This could adversely affect our ability to operate in those areas and may intensify competition during certain times for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs, which would have a material adverse effect on our business, financial condition and results of operations, particularly if our exploration or development activities on federal lands, or our production from federal lands, increases.

The marketability of our production depends upon the availability, operation and capacity of gas gathering systems and the availability of interstate pipelines and processing facilities, all of which are owned by third parties. The Rocky Mountain region has seen a significant increase in drilling activity in recent years, which has resulted in, among other effects, an increasingly limited supply of drilling rigs, completion equipment and qualified personnel to provide the services necessary to drill, complete and rework new wells, as well as insufficient pipeline capacity. Moreover, the construction of the Rocky Mountain Express gas pipeline, which will run from Colorado to the Missouri, has resulted in a surplus of gas from the areas to the south and west of Wyoming, further limiting pipeline export capacity from the region and resulting in significant reductions in the regional gas prices. These prices are expected to return to more normal levels in January 2008 when Stage 3 of this pipeline is expected to be completed.

The unavailability or lack of capacity of these systems and facilities, which result from factors beyond our control, could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may have their production curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities.

The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

The cost to develop our proved reserves as of June 30, 2007 is estimated to be approximately US$6.7 million. We may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the viability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

Our industry experiences numerous operating hazards that could result in substantial losses.

The exploration, development and operation of oil and gas properties involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. These industry-operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations, any of which could result in substantial losses.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to damage claims by other oil and gas companies.

Although we and our operating partners maintain insurance to cover our operations, pollution and environmental risks generally are not fully insurable. Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to succeed.

The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, and production operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

The environmental laws and regulations to which we are subject may:

•	require applying for and receiving a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

We may be required to prepare an environmental impact statement (“EIS”) in order to obtain the permits necessary to proceed with the development of our Greens Canyon property. There can be no assurance that we will obtain all necessary permits and, if obtained, that the costs associated with completing the EIS and obtaining such permits will not exceed those that had been previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could cause us to delay or abandon the further development of these properties.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our earnings, results of operations, competitive position or financial condition. Over the years, we have owned or leased numerous properties for oil and gas activities upon which petroleum hydrocarbons or other materials may have been released by us or by predecessor property owners or lessees who were not under our control. Under applicable environmental laws and regulations, including CERCLA, RCRA and analogous state laws, we could be held strictly liable for the removal or remediation of previously released materials or property contamination at such locations regardless of whether we were responsible for the release of or if our operations were standard in the industry at the time they were performed.

We depend on key personnel.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and prospects for future success. Our success depends on the continued services of our executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. We maintain a US$1,000,000 “key man” insurance policy on our Chief Executive Officer, but not on any other executive. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for experienced these and other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

Risks Related to Our Ordinary Shares.

The price of our Ordinary Shares may be volatile.

There is currently no market in the United States for our Ordinary Shares, and there can be no assurance that any market will develop. In the event that a U.S. market for our Ordinary Shares does develop, the market price of our shares, like that of the shares of many other natural resource companies, will likely be volatile. Results of exploration activities, the price of oil and natural gas, future operating results, market conditions for natural resource shares in general, and other factors beyond our control, could have a significant, adverse impact on the market price of our Ordinary Shares.

We do not expect to pay dividends in the foreseeable future. As a result, holders of our Ordinary Shares must rely on appreciation for any return on their investment.

We do not anticipate paying cash dividends on our Ordinary Shares in the foreseeable future. Accordingly, holders of our Ordinary Shares will have to rely on capital appreciation, if any, to earn a return on their investment in our Ordinary Shares. Furthermore, we are subject to contractual restrictions on, the payment of dividends under the terms of our US$21 million credit facility with Macquarie Bank Limited.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. Substantially all of our directors named in this Registration Statement reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

As a foreign private issuer, we are not required to provide you with the same information as an issuer of securities organized in the United States, therefore, you may not be afforded the same protections or information you would have if you invested in a United States public corporation.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

In accordance with the rules of Australian Stock Exchange and Corporations Act 2001, we disclose annual and semi-annual results. Our results are presented in accordance with Australian International Financial Reporting Standards. With respect to our financial reporting requirements in Australia, our annual financial statements are audited, and our semi-annual financial statements undergo a review by our independent auditors. This information, which may have an effect on the stock price of our Ordinary Shares on the Australian Stock Exchange, will also be disclosed immediately in the public media and to the Australian Stock Exchange. Other relevant information pertaining to us will also be disclosed as required by the regulations of the Australian Stock Exchange and information dissemination requirements for listed companies. We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of SEC Form 6-K. Nevertheless, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation because the Form 10-Q and Form 8-K requirements are not applicable to us. We will, however, be required to file an annual report on Form 20-F within six months of the end of each fiscal year.

Risks Related to the ADRs.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our Ordinary Shares.

The price of our Ordinary Shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our Ordinary Shares. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our Ordinary Shares, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our Ordinary Shares in Australian dollars increases or remains unchanged. If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from the depositary (as defined below in “Item 12. Description of Securities Other Than Equity Securities - D. American Depositary Shares”). As previously noted, in the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar value of our dividends. However, this trend may not continue and may be reversed. A reversal of this trend may result in a decrease in the U.S. dollar value of our dividends.

We may become a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, which could result in negative tax consequences to the holders of our Ordinary Shares or ADSs.

Potential investors in our Ordinary Shares or ADSs should consider that we could be considered to be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Although we believe that we will not be a PFIC for 2007 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control, and we cannot assure you that we will not be a PFIC.

If we are a PFIC for any year, any holder of our Ordinary Shares or ADSs who is a U.S. Holder (as that term is defined under the heading “Item 10. Additional Information - E. Taxation - U.S. Taxation.”) and whose holding period for those Ordinary Shares or ADSs includes any portion of a year in which we are a PFIC generally will be subject to a special adverse tax regime imposed on “excess distributions” of a PFIC, whether or not we are a PFIC in the year an excess distribution is made or received. Excess distributions include certain distributions received on shares in a PFIC in a taxable year. Gain recognized by a U.S. Holder on a sale or other transfer of Ordinary Shares or ADSs (including certain transfers that would otherwise be tax free) will also generally be taxed as an excess distribution. Excess distributions are generally taxed at ordinary income rates and are subject to a nondeductible interest charge. Additional adverse rules may apply.

In certain cases, elections may be made to mitigate the adverse tax rules that apply to PFICs (the so-called “mark-to-market” and “qualifying electing fund” elections), but these elections may or may not be available, may accelerate the recognition of taxable income, and may result in the recognition of ordinary income. Additional adverse rules will apply to U.S. Holders of our Ordinary Shares or ADSs for any year in which we are a PFIC and own or dispose of shares in another corporation that is itself a PFIC.

For a further discussion of the U.S. federal income tax consequences of investing in a PFIC, see the discussion below under the heading “Item 10. Additional Information - E. Taxation - U.S. Taxation.”

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that holders of ADSs may not receive any return on their investment from dividends.

To date, we have not declared or paid any cash dividends on our Ordinary Shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may. See “Item 10. Additional Information - B. Constitution - Dividends.” Our holders of shares and ADSs may not receive any return on their investment from dividends.

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York, as depositary, executes and delivers our American Depositary Receipts, or ADRs, on our behalf. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. For a description of ADR holder rights, see “Item 12. Description of Securities Other Than Equity Securities - D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our constitution governs shareholder rights. For a description of our shareholders’ rights, see “Item 10. Additional Information - A. Description of Share Capital” and “Item 10. Additional Information - B. Constitution.”

Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid Ordinary Share on a poll. This is subject to any other rights or restrictions that may be attached to any shares. Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depository to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or to instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the Ordinary Shares. Moreover, our ADR holders may not know about the meeting enough in advance to withdraw the shares. If we do ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights. See the risk factor “Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested” in this “Item 3. Key Information - D. Risk Factors.”

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our Ordinary Shares generally will be payable directly to them. Any dividends or distributions payable with respect to Ordinary Shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution. See the risk factor “There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs” in this “Item 3. Key Information - D. Risk Factors.”

Our holders of ADRs may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. We may not be required to instruct the depository to ask for the voting instructions of our ADR holders and we may not do so voluntarily. If we do not ask for the voting instructions of our ADR holders, our ADR holders will not be able to exercise their right to vote unless they withdraw their Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the Ordinary Shares or they may be unable to withdraw their Ordinary Shares at that time because of temporary delays in the withdrawal of shares that may arise from time to time (for example, if the holder owes fees, taxes or similar charges, or if it is necessary to prohibit the withdrawal of shares in order to comply with any laws or governmental regulations). Furthermore, although the depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders, if we do ask for instructions on how the ADRs wish to vote, we cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that there is a risk that our ADR holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Item 4. Information on the Company

A.	History and development of the Company.

Samson Oil & Gas Limited (“Samson” or the “Company”) is a company limited by shares, incorporated on April 6, 1979 under the laws of Australia. Our registered office is located at Level 36, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 and our telephone number at that office is 618-9220-9830. Our principal office in the United States is located at 1726 Cole Blvd, Suite 210, Lakewood, Colorado 80401 and our telephone number at that office is +1 303-295-0344. Our web site is http://www.samsonoilandgas.com.

The Company was initially listed on the Australian Stock Exchange on April 17, 1980 using the name “Samson Exploration NL”. On January 12, 2005 it changed its name to Samson Oil and Gas NL. On February 10, 2006, it changed its name again to Samson Oil and Gas Limited.

Acquisition of Kestrel Energy Inc.

In early 2005, Samson entered the United States oil and gas market by the acquisition of a control position in Kestrel Energy Inc., a Colorado corporation (“Kestrel”), and increased its holdings from 78.8% of Kestrel’s outstanding shares at June 30, 2005 to 93.7% at June 30, 2006. Kestrel’s assets were composed of approximately 20,000 acres in the Green River Basin in Wyoming, including projects in the Baxter Shale, Greens Canyon, Stage Coach East, Browns Ranch and Firehole Canyon. On July 14, 2006, Kestrel filed a Plan of Merger with the Secretary of State in Colorado, which filing had the effect of cancelling all remaining Kestrel shares and granting to its shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidation). Following the cancellation of these shares, Kestrel became a 100% owned subsidiary of Samson. Kestrel was subsequently merged with and into Samson’s other wholly-owned subsidiary, Samson Oil and Gas USA, Inc., a Colorado corporation, effective March 5, 2007.

The Kestrel acquisition signaled a change in our business strategy, whereupon we moved from holding investments in resources companies to active oil and gas exploration, production and development in the United States.

The acquisition of Kestrel Energy Inc, was deemed to be the acquisition of a predecessor company. Audited financial information for the predecessor company can be found in pages F-79 to F-88.

Other Significant Property Acquisitions

On May 29, 2006, Samson Oil and Gas USA, Inc., a 100% owned subsidiary of Samson, completed the acquisition of two producing assets located in the Green River Basin in Wyoming. The assets comprise a 21% equity interest in the 250 acre crestal portion of the Jonah Field and 16.6% of the gross acreage for 12,500 acres in the Look Out Wash Field.

The acquisition was funded through a convertible loan facility agreement with Macquarie Bank Limited for US$21 million and share placements totaling 72,433,636 shares at a price of A$0.42 each to raise A$30.4 million before costs. The placements provided funding for the balance of the acquisition cost as well as to provide additional development capital.

The following unaudited pro forma income statement for the year ended June 30, 2006 is based on our historical consolidated US GAAP financial statements for the year ended June 30, 2006 and the historical US GAAP statements of revenues and direct operating expenses of the Jonah and Look Out Wash operations’ for the period from July 1, 2005 to May 29, 2006, each included in this Registration Statement on Form 20-F, and adjusted to give effect to the May 29, 2006, acquisition of two producing assets in Jonah Field and Look Out Wash Field discussed in the preceding paragraph. The unaudited pro forma income statement gives effect to acquisition as if it had occurred at July 1, 2005. There can be no assurance that these statements are indicative of the Company’s future financial performance.

US GAAP Pro Forma Income Statement

	Samson Oil and Gas Limited (including US GAAP reconciling items June 2006	Jonah and Look Out Wash Period from July 1, 2005 to May 29, 2006 (iv)	Pro Forma Adjustments Year ended June 30, 2006 (iv)	Pro Forma Combined Year ended June 30, 2006
	A$	A$	A$	A$
Continuing Operations
Revenue
Sale of oil and gas	5,484,575	9,444,342	-	14,928,917
Total Revenue	5,484,575	9,444,342	-	14,928,917
Cost of Sales (i)	(5,864,916)	(1,449,222)	(1,989,132)	(9,302,270)
Gross Profit	(380,341)	7,995,120	(1,989,132)	5,626,647
Other Income	3,132,805	-	-	3,132,805
Exploration and evaluation expense	(5,244,288)	-		(5,244,288)
General and administrative expenses	(5,448,884)	-		(5,448,884)
Impairment expense	(2,400,762)	-		(2,400,762)
Finance costs (ii)	(599,614)	-	(3,858,144)	(4,457,758)
(Loss)/Profit before income tax	(10,941,084)	7,995,120	(5,846,037)	(8,792,240)
Income tax expense (iii)	-	-	-	-
(Loss)/Profit after tax from continuing operations	(10,941,084)	7,995,120	(5,846,037)	(8,792,240)
Loss/(Profit) attributable to minority interest	193,363	-	-	193,363
(Loss)/Profit attributable to members of the parent	(10,747,721)	7,995,120	(5,846,037)	(8,598,877)

Pro Forma Loss Per Share
Loss attributable to members of the parent entity	8,598,877
Weighted average number of pro forma shares (v)	169,187,880
Basic loss per share - cents per share -(A$)	(5.08)

(i)
This adjustment is to charge depletion expense on the producing wells for the period from July 1, 2005 to May 29, 2006 and has been calculated using the units of production method based on hydrocarbons produced.

(ii)
Because the acquisition was partially funded with debt, this pro forma adjustment is to account for interest charged for the period from July 1, 2005 to May 29, 2006. The Company has used its effective interest rate of 21% for the purposes of this calculation. The Company’s effective interest rate of 21% differs from the actual interest rate per the terms and conditions of the funding facility provided by Macquarie Bank Limited due to the impact of the bifurcation of an embedded derivative from the debt instrument. The cash interest paid by the Company is calculated based on the actual interest rates of 9.7% and 9.25% per annum. However, in addition to the amount of cash interest paid, interest includes the accretion of the value of the embedded derivative to interest expense over the life of the loan.

The debt funding was provided by Macquarie Bank Limited. Please refer to Item 10. Additional Information - C. Material Contracts for additional information in relation to the terms and conditions of the credit facility.

(iii)	The Company has not recognized any income tax benefit because it has full valuation allowance.

(iv)
The Jonah and Look Out Wash Operations; information and the Pro Forma Adjustments were denominated in USD’s and have been translated to AUD’s based on the average exchange rate for the period from July 1, 2005 to May 29, 2006 at 0.7483 (AUD : USD)

(v)
This acquisition was partly funded through the issue of equity securities. The weighted average number of pro forma shares has been adjusted to reflect the balance should those shares associated with this equity raising been issued on July 1, 2005.

Pro Forma Information regarding Proved Oil and Gas Reserves

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”) and was prepared by the Company. All reserves are located within the continental United States. This unaudited pro forma information regarding proved oil and gas reserves for the year ended June 30, 2006 gives effect to the acquisition as if it had occurred at July 1, 2005. There can be no assurance that the following information will be indicative of the Company’s future financial performance.

Estimated Proved Oil and Gas Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Standardized Measure of Discounted Future Net Cash flows

Following is a pro forma summary of proved hydrocarbon reserves:

	For the period July 1, 2005 through:
	Samson Historical June 30, 2006 (i)			Acquisition of Jonah and Look Out Wash Operations 11 months ending May 29, 2006			Pro Forma Combined June 30, 2006
	Oil - mBBLS	Gas - mmcf	Total - mmcfe	Oil - mBBLS	Gas - mmcf	Total - mmcfe	Oil - mBBLS	Gas - mmcfe	Total - mmcfe
Beginning of year	357	6,892	9,034	38	7,158	7,383	395	14,050	16,420
Revisions of previous quantity estimates	(63)	(3,865)	(4,342)	-	765	765	(63)	(3,147)	(3,478)
Extensions, discoveries and improved recovery	-	-	-	10	2,078	2,136	10	2,078	2,136
Production	(19)	(383)	(507)	(6)	(854)	(885)	(25)	(1,247)	(1,379)
End of year	275	2,633	4,284	42	9,147	9,399	317	11,781	13,681

(i) This represents the reserves of the Company, excluding the impact of the acquisition of the Jonah and Look Out Wash Operations.

Following is a pro forma standardized measure of future discounted net cash flows relating to proved hydrocarbon reserves, giving effect to the acquisition of the Jonah and Look Out Wash Operations, as if such acquisition had occurred at July 1, 2005:

As at July 1, 2005
Future cash in flows	107,725
Future production costs	(28,814)
Future development costs	(4,849)
Future net cash flows	74,061
10% annual discount	(36,853)
Standardized measure of discounted future net cash flows relating to proved reserves	37,207

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended June 30, 2006 are as follows:

	For the period July 1, 2005 through:
	Samson Historical June 30, 2006 (i)	Acquisition of Jonah and Look Out Wash Operations 11 months ending May 29, 2006	Pro Forma Combined June 30, 2006
	USD	USD	USD
Beginning of period	18,955	18,252	37,207
Sales of oil and gas produced during the period, net of production costs	(3,013)	(6,011)	(9,024)
Net changes in prices and production costs	773	(2,738)	(1,965)
Changes in estimates of future development costs	3,135	-	3,135
Extensions, discoveries and improved recovery	-	4,489	4,489
Revisions of previous quantity estimates and other	(11,185)	1,607	(9,578)
Accretion of discount	2,045	1,825	3,870
Other	(1,101)	613	(488)
End of period	9,609	18,037	27,646

(i) This represents the reserves of the Company, excluding the impact of the acquisition of Jonah and Look Out Wash Operations.

Merger of wholly owned subsidiaries

On March 5, 2007, Kestrel Energy, Inc. was merged with and into Samson Oil and Gas USA, Inc.

B.	Business overview.

Nature of Operations. Our principal business is the exploration and development of oil and natural gas properties in the United States, primarily focused on the Rocky Mountain region. Currently, we have five material oil and gas properties, four of which are producing. We do not operate any of our material, producing properties; rather, we own a working interest in each property and have entered into operating agreements with third parties under which the oil and gas are produced and sold. The following table sets forth a summary of certain information about our material properties - for a more detailed description of each property, please see “Item 4. Information about the Company - Section D. Property, Plants and Equipment.”

Material Oil and Gas Properties

	Proved Reserves at June 30, 2007		Working
Property and Location	Oil bbls	Gas mmcf	Interest
Jonah Field, Green River Basin, Wyoming	41,783	8,597	21
Look Out Wash Field, Green River Basin, Wyoming	48,846	7,588	18.2
Amber Field SE, Oklahoma	-	2,254	37.5%; 32.5
State GC Oil and Gas Field, New Mexico	156,156	220,713	27
North Stockyard, Williston Basin, North Dakota	40,770	26	34.5

Each of the properties listed above is operated by a third party operator who conducts all activities at these properties pursuant to the terms of joint operating agreements. Consequently, operating results with respect to those properties are beyond our control.

In addition to the material properties listed above, we are undertaking development activities at certain other properties, many of which are 100% owned by the Company. We intend to continue to pursue the acquisition of oil and gas properties and pursue strategic opportunities in our industry.

Principal Markets. As of June 30, 2007, we operate in one reportable segment, the exploration for and development of oil and natural gas and in one geographic area, the Rocky Mountain region of the United States. Set forth below are our assets, revenues and net loss for the prior three years for this region.

	Identifiable Assets (Liabilities) A$	Revenues (Net Losses) A$
2007	$61,063,616	$11,309,770
	$(21,898,761)	$(1,685,299)
2006	$64,219,462	$5,487,050
	$(22,653,672)	$(24,744,864)
2005	$5,553,784	$1,122,722
	$(1,368,603)	$(322,342)

Competition. The oil and natural gas industry is intensely competitive, and we compete with other companies that are significantly larger and have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. We do not hold a significant competitive position in the oil and gas industry.

Seasonality. Oil and gas exploration and production in the Rocky Mountain region may be adversely affected by seasonal conditions. During the winter and spring months, extreme weather conditions, including significant snow and rainfall, can limit or curtail drilling and production activities. Moreover, certain of the leases covering our properties contain environmental stipulations, designed to protect seasonal wildlife habitats, prohibit exploration drilling and other development activities during certain times of the year. Seasonal supply and demand pressure also affects the price of oil and natural gas.

Marketing Channels. We own non-operating working interests in all of our material oil and gas properties. The oil and natural gas produced on those properties is usually sold by the operator of the field under the terms of a marketing agreement, pursuant to which the hydrocarbons are sold forward by one month on the basis of pricing reported in the Platts publication “Inside FERC”, for the respective price points for our produced gas.

Because we are not the majority owner of any of our material producing properties, we have limited input into the negotiation of the operator’s marketing arrangements. To minimize the impact to us of fluctuating gas prices, we have entered into fixed forward swap contracts with Macquarie Bank Limited. Please see “Item 5. Operating and Financial Review and Prospects - E. Trend Information.’

Material Effects of Governmental Regulation. The exploration and production of oil and gas is subject to material and significant regulation by the United States federal, state and local governments that require us to conduct field operations and extraction activities in accordance with numerous environmental and other regulations. Examples of types of governmental laws and regulations that may have a material effect on our business include:

•	permitting requirements for exploration and drilling activities;

•	restrictions on substances that can be released during drilling and production;

•	limitations on the number of wells drilled or prohibitions on drilling in certain areas;

•	requirements to mitigate and remediate the environmental effects of drilling and production.

Samson conducts a significant amount of its operations on federal oil and gas leases, which are administered by the Bureau of Land Management (“BLM”). Federal leases contain relatively standard terms and require compliance with BLM regulations and orders, which are subject to change. Many federal leases contain stipulations that restrict surface operations or limit drilling activities to certain times of year. Among other restrictions, federal leases are subject to Federal Onshore Order No. 1, which regulates oil and gas exploration and operations development activities, including consideration of endangered species issues. Operations on federal leases that constitute a major federal action significantly affecting the quality of the environment may require Samson to prepare an environmental impact statement before proceeding with the operations. Under such circumstances, the BLM may require any company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect Samson’s financial condition, cash flows and operations.

It is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, state, and local laws, rules, and regulations concerning oil and gas generally and the protection of the environment and human health will not have a material effect upon our operations, capital expenditures, earnings, or competitive position. We cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages for injuries to property, employees, other persons and the environment resulting from our operations could have on our activities.

C.	Organizational structure.

We are a company limited by shares incorporated in Australia. We have one wholly-owned subsidiary, Samson Oil and Gas USA, Inc., which is incorporated under the laws of the State of Colorado. Kestrel Energy Inc. was a wholly owned subsidiary of the Company until March 5, 2007, at which time it was merged with and into Samson Oil and Gas USA, Inc.

D.	Property, plant and equipment.

Jonah Field, Wyoming

Samson 21% Working Interest

The Jonah Field is located in the northern part of the Green River Basin, located in southwestern Wyoming. It is one of the largest discoveries in recent decades in the continental United States, having produced in excess of 1.5 trillion cubic feet of gas since commencing production in 1992. The field produces from a series of stacked reservoirs within the Mesaverde and Lance formations. The field is wedge shaped and trapped between two faults.

Development of this field, which is currently operated by Forest Oil Corporation, has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is approximately 20 acres. In late 2006, approval was granted for developing the field on 10 acre spacing, which could result in 5 or 6 development wells being drilled in the Company’s acreage. Two development wells are already being planned by the operator that are expected to be drilled in the fourth quarter of 2007.

At June 30, 2007, the Jonah Field had proved reserves of 41,783 bbls and 8,597 MMcf.

A compressor upgrade was installed in the Jonah Field in March 2007, which consisted of increasing the horsepower from 1200 to 1800 HP and enlarging the throughput capacity. This upgrade resulted in an initial increase in the gross production rate from the field of 2.2 mmcfpd from 4.8 mmcfpd to 7.0 mmcfpd. The compression upgrade was necessary because of the additional development wells that have been brought on stream in the adjacent part of the field, which has seen an accelerated infill development. These development wells are not in the same portion of the Jonah Field in which Samson has an interest. The compression upgrade has lowered the inlet pressure to between 50 to 100 psi from a previous range of between 250 to 300 psi.

Look Out Wash Field, Wyoming

Samson 18.2% Working Interest

The Look Out Wash Field is located in the Washakie Basin, which is part of the Greater Green River Basin, and is currently producing from 20 wells on Samson’s acreage.

This field produces principally from the Almond Bar, which is a stratigraphically bound trap. Several formations above and below this main target are gas productive including:

•
The Almond Fluvial formation, an interbedded sand shale and coal bed sequence, has until recently has been considered a secondary target. This formation is now being included in completions and has added incremental flow rate and reserves on the Almond Bar which is the primary target in the field.

•
The Lewis Shale formation is the seal to the Almond Bar and regularly returns very large gas shows while being drilled. With the emergence of shale gas plays in the United States, this formation will be a candidate for future evaluation.

•
The Lance formation is produced within the field and as it sits above the primary zone within the Almond is behind pipe. The formation is gas saturated and will be exploited in the existing wells when the primary completed intervals are depleted.

•
The Ericson formation is intersected below the primary target and has been drilled only once in the field but has returned both gas shows and flows in the immediate area. The formation is not normally drilled in the current development phase but the existing wells have been engineered such that they can be extended into this formation/section/unit in the future.

The gas in Look Out Wash is gathered by Western Gas Resources, a third party gas gathering company, on behalf of the operator, Cabot Oil and Gas, and the joint venture parties. In September 2006, Western Gas Resources installed additional compression in the field to reduce line pressure in the field from 650 psi to 235 psi. Production in the field initially increased by 26% from 7.8 mmcfd (gross) to 9.7 mmcfd (gross). According to the operator, additional reductions in field line pressure are anticipated by the end of 2007.

In October 2007, the operator of this field notified the Company that the field was being shut in for October due to low gas price. The shut in allowed scheduled maintenance to be conducted in the field compression system, production resumed on November 1, 2007.

In November 2007, the operator of this field commenced drilling the Lookout Wash 30-31 well. As at the date of this report, the well was drilled to a total depth of 11,527 feet, and has been logged in preparation of running production casing. Logs indicate that net pay has been intersected in the three zones that returned substantial gas shows, with a total pay count of 45 feet which exceeds the pre drill estimate.

Amber Field SE, Oklahoma

Samson 37.5% and 32.5% Working Interests

The SE Amber Gas Field in Grady County, Oklahoma, which was discovered in 1970, covers an area of approximately 6,000 acres. The field has been in continuous production and development since its discovery and has produced in excess of 73 billion cubic feet (BCF) of gas. Samson has a 37.5% working interest and a 32.5% working interest in a total of 1,280 acres with 14 producing wells. These are long-lived reserves with the original 1970 well showing a 55-year production life. Two development wells drilled in 2005 had initial production of 1.3 and 1.6 mmcf per day respectively with each expected to produce approximately 2 Bcf per well of their life. This field is operated by Kaiser-Francis Oil Company.

The results to date from drilling in the Amber Field have been encouraging and have exceeded expectations. The results have substantiated the technical view that the field was not being drained by the existing well development and therefore has proven that the large development program associated with the field can be maintained. The results also support management’s assessment that the in-fill development program that is underway for the Amber Field represents a relatively low risk investment that will generate additional cash flow for Samson. Three additional well locations are possible on Samson’s acreage.

State GC Oil and Gas Field, New Mexico

Samson 27.0% Working Interest

The State GC oil and gas field, located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has one well that has produced 460,000 barrels (bbls) of oil and 0.7 BCF of gas. Samson has a 27% working interest in this field, which is operated by Penroc Oil Corporation One drilling location within the field has been defined and the operator has proposed to drill this well in the latter half of 2007, at a location determined through the use of 3D seismic amplitude, which has been proven to be accurate in determining the incident of porous zones with the Lower Leonard oil productive zone.

State GC Oil and Gas Field Extension, New Mexico

Samson 100.0% Working Interest

The Company has acquired a non-exclusive 3D seismic grid previously shot by a geophysical contractor covering the nine sections (640 acres each) adjacent to the State GC well, which is currently producing at around 60 BOPD from the Lower Leonard formation. This 3D seismic grid has been reprocessed and interpreted using attribute analysis. As a result of this mapping, two Morrow formation locations have been delineated in Section 24 west and Section 13 East. The Company holds 100% of both these sections and therefore will be offering farmouts to the industry to finance the drilling of these locations. The Morrow formation was originally a secondary target in this area but the remapping and subsurface modeling has suggested that the Morrow formation, which has produced gas recoveries of between 3 and 5 Bcf per well in the adjacent sections, will be the primary target.

Our priority at this property is the west Section 24 well and a drilling rig is being sourced such that this well can be drilled in the first quarter of 2008.

North Stockyard Project -Williston Basin, North Dakota

Samson 34.5% Working Interest

In December 2006, Samson acquired a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field, which is located in the Williston Basin in North Dakota.

The prospect has the ability to deliver 5 locations with each well being drilled as a horizontal intersection, which is common in the adjacent fields. Each well in the program will be dependent on the successful completion of the initial and subsequent wells.

The Harstad #1-15H well has been completed and surface facilities have been constructed. The well is currently producing at 60 barrels of oil per day (“BOPD”). The oil cut has been constant at around 60%. It is expected that an acid fracture stimulation will be undertaken and the experience of the operator and industry reservoir engineers in this field suggests that such stimulation could increase the oil rate to as much as 400 BOPD as the stimulation connects the poorer quality reservoir to the well bore.

Following this stimulation, and because the well reached its total depth in oil and gas shows at the toe of the horizontal section, two additional locations in the field have been identified that are expected to be drilled during early 2008.

South Goose Lake Prospect - Williston Basin, Montana

Samson 25.0% Working Interest

Samson has a 25% working interest in a prospect area of 2,480 acres located in the Williston Basin of Montana. A well was drilled in July 2007 with its primary target being the Duperow Formation, which was found not to be productive. The Red River Formation, also targeted, was found to be water-saturated, and therefore the well was plugged and abandoned.

Hawk Springs Project, Wyoming

Samson 50.0% Working Interest

Samson entered into a joint venture agreement in May 2006 to acquire acreage in the Hawk Springs project area, located in the Denver-Julesburg Basin in Wyoming. The venture holds approximately 144,000 acres and covers two prospective formations.

The Niobrara formation, a fractured chalk reservoir, is the primary target for the project. There has been significant production from this formation in the Silo Field, which is approximately 30 miles to the south of the Hawk Springs area. The Silo Field was discovered in 1982 but it was not until 1992, when horizontal drilling was applied to the field, that significant recoveries were made. Wells drilled using this technique have averaged a recovery of 230,000 bbls of oil compared with average recoveries of around 25,000 bbls for vertical wells.

During 2006, the initial well in the Hawk Springs Project, London Flats #1, was drilled as the first evaluation of the Niobrara. During the drilling of this well good mud log shows were recorded. However, upon completion of fracture stimulation, marginal fluid rates (of around 8 barrels of oil per day) were encountered and the well is in the process of being sold.

Management believes that the key to establishing an economic flow rate is therefore to determine the location of a fracture set within the extensive land holding that has been acquired. The approach that is being taken is to purchase the extensive 2D seismic data set that exists in the area, map this data and determine the regionally structural picture such that further seismic, possibly 3D, can be acquired to determine the location of a fracture set.

The Codell Sandstone formation is also productive in the Denver-Julesburg Basin with a cumulative production of 30 mmstb of oil and 320 BCF of gas from that formation in the Wattenberg Field.

The Hawk Springs field is stratigraphically trapped. Similar geologic circumstances are present within the southwestern part of the project area where an isolated thick sequence of Codell Sandstone has been mapped using existing well control and therefore has the potential to generate a trap. While vintage exploration wells have penetrated this sequence and returned significant oil and gas shows, no commercial flow was established. However it has been the case that the early drilling and completion of the Wattenberg Field in the Codell was not successful and it was only in the very late 1990’s that fracture stimulation technology enabled it to be exploited commercially.

Greens Canyon Field, Wyoming

Samson 100.0% Working Interest

The Greens Canyon Gas Field is located seven miles west of the town of Rock Springs in Sweetwater County, Wyoming. Samson acquired the 12,000-acre lease block accumulated by Kestrel Energy, Inc., which is comprised of federal, state and UPRC/Anadarko fee lands in the area. The field has been delineated by five wells and a 25-square mile 3D seismic survey. Three of the wells are currently producing through Samson’s 17-mile long pipeline connected to Duke Energy Field Services Overland Trail sales line. Production has been established from three intervals: the Baxter Shale, the Second Frontier and the Muddy. Five additional zones (Dakota, Nugget, Phosphoria, Weber, and Madison) are moderately to highly prospective. The Greens Canyon Second Frontier, Muddy, and Dakota intervals are the stratigraphic equivalents of the key producing horizons on the Moxa Arch and Rock Springs Uplift. Production is controlled by subtle faults that have created updip seals to form traps at each horizon. The faulting has also resulted in a four-way closure at the Nugget and deeper horizons that has not been tested to date.

Two wells were drilled in this project area in 2000 to evaluate the Frontier/Muddy Dakota reservoirs. Mechanical difficulty with both of these wells has meant that the Muddy Formation has never been completed satisfactorily, despite very encouraging initial flow rates.

In 2006, an existing well bore was used to drill a highly deviated under balanced test of the Baxter Shale in the Greens Canyon Field. Hole stability problems did not allow the under balance drilling technique, to be utilized and the well failed to recover commercial quantities of hydrocarbons. However, the drilling has provided additional information suggesting that the future programs should be aimed at fracture stimulating the Baxter Shale.

Also in 2006, a fracture stimulation of one of the Baxter zones was undertaken in the 29-2 well. This stimulation resulted in an incremental flow rate of around 60 to 100 MCFPD. This rate, while modest, was in line with expectations because the treatment was over a 305-foot interval, compared to a total section thickness of 3,500 feet. In management’s view, the flow indicates that the Baxter Shale is capable of flowing at rates similar to those being achieved in the Vermillion area to the southeast of Samson project area.

To evaluate these reservoirs further, the drilling of the Sue Federal 32-2 well is planned in the first quarter of 2008. This well will target all four reservoirs in this field. The Frontier, Muddy, Dakota and Baxter Shale in the vermillion area will all be evaluated with this well.

Firehole Canyon and Browns Ranch Project, Wyoming

Samson 100.0% Working Interest

The Firehole Canyon Prospect consists of 12,000 acres in the Green River Basin area of Wyoming. This project was developed as a result of several years of extensive geologic mapping and research. The prospect has good reservoir development in both the Muddy and Frontier formations, as indicated in a well that had shows of gas in both the target formations. This well was drilled in the early 1960’s when gas prices of 25 cents per mcf made field development uneconomic. The potential target formations are between 10,000 and 13,000 feet. 31 potential drill locations have been mapped..

The Browns Ranch Project consists of 1,900 acres on trend with the 175 Bcf South Baxter Field in the Green River Basin, Wyoming. The feasibility of this project was enhanced by the drilling of SBU#22 on adjacent acreage, not owned by Samson, two miles to the northeast, which had initial production of 5mmcfpd. The SBU #22 well has produced 1.9 Bcf over the last 46 months and has been successfully offset by two other wells. A well drilled by Davis Oil in the 1970’s confirmed the presence in Samson’s prospect area of a similar quality sand as found in the SBU #22 well. 10 potential locations exist on the acreage..

Existing seismic data has been acquired in the Browns Ranch area to determine the precise position of the fault that controls the up-dip termination of a trap at the Frontier and Muddy levels. Given the cost of drilling to these levels, it is currently envisaged that the most cost effective way to investigate the Greens Canyon, Firehole Canyon and Browns Ranch prospects is to drill the Browns Ranch area, since this represents the shallowest position of these prospective sections. Reprocessing of this data is yet to be completed, which will be followed by mapping.

Flaming Gorge Project - Wyoming

Samson 100.0% Working Interest

The Flaming Gorge Project consists of 6,400 acres located in the southwestern part of the Green River Basin in Wyoming.

A well three miles to the southwest of Samson’s acreage, the Lone Star 1X, flowed at calculated rates exceeding 1mmcfpd without stimulation. Samson believes that the proximity of this well to the Flaming Gorge acreage indicates that the Baxter Shale section should be gas productive within the Flaming Gorge acreage. Samson’s acreage is also just 20 miles west of the area which is being vigorously developed in the Baxter Shale by third parties.

This property is presently being held as an exploration prospect.

Stage Coach East Project, Wyoming

Samson 100.0% Working Interest

The Stage Coach East Project consists of one lease over 1,200 acres to the southeast of the Stage Coach Draw Gas Field in the Green River Basin in Wyoming. The Stage Coach Draw Field has produced 23 BCF of gas and 316,000 barrels of condensate from the Almond Formation. The acreage acquired is adjacent to the Stratos Federal #1 well. Because that well was partially funded by the U.S. Department of Energy, there is considerable data available concerning the well. The Stratos Federal #1 was drilled to test deeper formations but intersected 20 feet of gas shows, good permeability and excellent porosity was measured by wire line logs in the Almond Formation.

Preliminary drilling for the Stage Coach East well commenced in mid-July with the setting of the surface casing to a depth of 1,200 feet. This activity was accomplished with a “spudder rig”. The conventional rig became available in mid-September 2007 and drilled the balance of the well to total depth of 8,500 feet. At the end of September, the well was cased for completion. This well was fracture stimulated in October 2007, however operations have since been suspended and the well will be shut in due a lack of measurable gas flow.

Oil and Gas Reserves

The information set forth below regarding the Company’s oil and gas reserves, for the year ended June 30, 2007 was prepared by MHA Petroleum Consultants Inc. The information set forth below regarding the Company’s oil and gas reserves for the year ended June 30, 2006 was prepared by Jeffrey Rhodes, P.E., the Company’s former Vice President, Engineering, during which time he was responsible for all engineering activities, including reserve evaluation. All reserves are located within the continental United States.

Estimated Proved Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

	Year ended June 30, 2007			Year ended June 30, 2006
	Oil MBBL’s	Gas MMCF	Total MMCFE	Oil MBBL’s	Gas MMCF	Total MMCFE
Beginning of year	309	9,280	11,134	357	6,892	9,034
Revisions of previous quantity estimates	166	11,314	12,310	(63)	(3,912)	(4,290)
Purchase of reserves in place	-	-	-	42	9,148	9,400
Extensions, discoveries and improved recovery	41	26	272	-	-	-
Sale of reserves in place	-	-	-	-	-	-
Production	(34)	(1,291)	(1,495)	(19)	(426)	(540)
End of year	482	19,329	22,221	318	11,699	13,604
Proved Developed Producing Reserves	350	11,530	13,630	309	9,280	11,134

	For the five months from February 1, 2005 to June 30, 2005
	Oil MBBL’s	Gas MMCF	Total MMCFE
Beginning of year	-	-	-
Revisions of previous quantity estimates	(2)	953	941
Purchase of reserves in place	366	4,600	6,767
Extensions, discoveries and improved recovery	-	1,432	1,432
Sale of reserves in place	-	-	-
Production	(7)	(94)	(136)
End of year	357	6,892	9,034
Proved Developed Producing Reserves	269	2,328	3,942

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Standardized Measure of Discounted Future Net Cash flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for the Company for June 30, 2007, June 30 2006, and June 30, 2005 were US$4.26, US$5.43 and US$6.30 per mcf, respectively. The weighted average period-end prices used for the Company for June 30, 2007, June 30, 2006 and June 30, 2005 were US$60.73, US$62.31 and US$47.52 per BOE, respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Company.

The estimated standardized measure of discounted future net cash flows relating to proved reserves at June 30, 2007, June 30, 2006 and June 30, 2005 is shown below:

	As at:
	June 30, 2007 USD	June 30, 2006 USD	June 30, 2005 USD
Future cash inflows	107,729	84,273	58,459
Future production costs	(37,458)	(24,380)	(15,734)
Future development costs	(7,687)	(3,430)	(4,850)
Future net cashflows	62,583	56,463	37,875
10 % discount	(34,380)	(28,817)	(18,920)
Standardized measure of discounted future net cash flows relating to proved reserves	28,203	27,646	18,955

The principal sources of changes in the standardized measure of discounted future net cash flows during the periods ended June 30 2007, June 30, 2006 and June 30, 2005 are as follows:

	As at:
	June 30, 2007 USD	June 30, 2006 USD	June 30, 2005 USD
Beginning of year	27,646	18,955	-
Sales of oil and gas produced during the period, net of production costs	(6,420)	(3,013)	(532)
Net changes in prices and production costs	(13,938)	773	2,007
Changes in estimates of future development costs	(289)	3,135	(2,000)
Extensions, discoveries and improved recovery	250	-	2,100
Revisions of previous quantity estimates and other	11,368	(11,185)	2,479
Sale of reserves in place	-	-	-
Purchase of reserves in place	-	18,037	14,396
Accretion of discount	2,765	2,045	600
Other	6,821	(1,101)	(95)
End of year	28,203	27,646	18,955

Additional Oil and Gas Disclosures

As at June 30, 2007

Gross productive oil wells	139
Net productive oil wells	13
Gross productive gas wells	85
Net productive gas wells	19
Wells with multiple completions	3
Gross Developed Acres	22,150
Net Developed Acres	2,428
Gross Undeveloped Acres	267,500
Net Undeveloped Acres	164,367

All of the Company’s acreage positions are located in the continental United States, with the majority located in Wyoming. The Company has extensive leases with a variety of remaining lease terms.

Oil and Gas Production Information

During the years ended June 30, 2007, 2006 and 2005, we produced 33,953.62, 18,034.80 and 18,865.10 barrels of oil, respectively. During the years ended June 30, 2007, 2006 and 2005, we produced 1,291,188, 462,363 and 257,148 mcf of gas, respectively.

Drilling Activity

	For the year ended June 30, 2007	For the year ended June 30, 2006	For the year ended June 30, 2005
Net productive exploratory wells drilled in period	0.345	Nil	Nil
Net exploratory wells drilled in period	Nil	2.55	Nil
Net producing development wells drilled in period	0.93	1.42	0.68
Net dry development wells drilled in period	Nil	Nil	Nil

There were no wells in process as at June 30, 2007.

Capitalized Costs

Certain exploration costs have been capitalized during the current or prior period to deferred exploration expenditure. This exploration expenditure relates to projects for which a determination as to the likelihood of the Company receiving future economic benefits has not yet been made. Refer to Note 10 - Deferred Exploration Expenditure for further information in relation to costs capitalized during the year.

Oil and Gas Revenue Information

The average sale price we achieved during the years ended June 30, 2007, June 30, 2006 and June 30, 2005 for oil was US$45.33, US$48.96 and US$39.96 per barrel, respectively.

The average sale price we achieved during the years ended June 30, 2007, June 30, 2006 and June 30, 2005 for gas was US$5.20, US$6.85 and US$5.41 per mcf respectively.

The average production costs (including lease operating expenses, production taxes and handling expenses) per mcfe was US$1.56 for the year ended June 30, 2007, US$2.15 for the year ended June 30, 2006 and US$2.08 for the year ended June 30, 2005.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The Company prepares its consolidated financial statements in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which differ in certain significant respects from U.S. GAAP. A description of the significant differences and reconciliations of net (loss)/profit and shareholders’ equity for the periods and as of the dates therein indicated are set forth in Note 33 to the Company’s consolidated financial statements included herein.

The following discussion and analysis should be read in conjunction with the Selected Financial Data presented in Item 3 of this Registration Statement and the accompanying financial statements and related notes included in this filing. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Actual results may differ materially from those anticipated in such forward looking statements See “Item 3. Key Information - D. Risk Factors” and the section entitled “Forward-Looking Statements.”

A. Results of Operations

Results of Operation - years ended June 30, 2007 and 2006.

This review of our results of operations, accounted for using Australian equivalents to International Financial Reporting Standards (“AIFRS”), should be read in conjunction with our audited financial statements for the years ended June 30, 2007 and June 30, 2006. Unless stated otherwise all “$” values refer to Australian Dollars. For further information regarding Kestrel Energy, Inc., which is deemed to be a predecessor entity, please see pages F-79 to F-88.

The result for the financial year ended June 30, 2007 was a net loss attributable to members of the parent of $2,603,008, compared to a net loss attributable to members of the parent of $25,432,173 for the year ended June 30, 2006. The loss for fiscal year 2007 can be attributed primarily to expenses for exploration, general and administrative expenses and interest expenses, each of which is detailed below. These losses and expenses were partially offset by significant increases in revenue from the sales of oil and gas.

Fiscal Year Comparison

	Year ended:
Item	June 30, 2007 A$	June 30, 2006 A$	Variance	% change
Net loss attributable members of the parent	2,603,008	25,432,173	(22,829,165)	(89%)
Impairment	301,751	17,816,540	(17,785,789)	(98%)
Exploration	793,345	5,244,288	(4,450,943)	(84%)
General and Administration	5,223,419	5,448,884	(225,465)	(4%)
Finance Costs	3,736,900	599,613	3,137,287	523%
Oil and Gas Revenues	11,305,725	5,484,575	5,821,150	106%

Impairment

Included in the loss for fiscal year 2007 is $301,751 of impairment losses compared to impairment losses of $17,816,540 in impairment losses recorded for fiscal year 2006.

Also included in this amount is a reversal of impairment losses recorded in the half year ended December 31, 2006 of $5,303,808 (see explanation below on December 31, 2006 impairment) and a reversal of impairment losses recorded in the year ended June 30, 2006 of $1,930,579. At June 30, 2007, the Directors determined that the conditions which caused the impairments to be recorded in prior periods no longer existed and the impairment was reversed in accordance with the Company’s policy. This was primarily due to the installation of compression at the Lookout Wash Field which improved the production performance of that field post the reserve determination as at December 2006. In addition the existing compression system at Jonah was restaged which also improved the production performance of that field compared to that which was available at the last reserve review, at December 2006.

The impairment recognized in the current year was primarily related to a decrease in the reserves for the Amber Field in Oklahoma, the value which have decreased subsequent to its acquisition, at which time, a value was assigned to undeveloped locations of the field. Reserves have decreased subsequent to this initial valuation and thus we recorded an impairment for the field.

During the half year ended December 31, 2006, significant deterioration occurred in the gas price. This decrease had a detrimental effect on the value of the company’s reserves. The gas volumes associated with the Company reserve have increased, after allowing for depletion throughout the past six months however, the future gas pricing used to value the reserves is lower than it was at June 2006.

In most of the Company fields, additional reserves have been added which has minimized the impact of the deterioration in the gas price in regard to the PV10 of the reserves.

However this was not the case for wells in the Jonah field in Wyoming, because the most recent drilling activity in the adjacent leases has meant that the inlet pressure for Samson wells has increased, which in turn has decreased the productivity from these wells.

The operator of this field has informed the company that they intend to install a compression facility in this area which will boost the performance of the field in February/March. This facility had not been installed as at balance date and therefore the effect of its installation has not been included in the reserves. This has resulted in impairment of this field of $5,071,730. The Look Out Wash field in Wyoming also experience a small impairment ($407,035) primarily relating to the decrease in the gas price. A work over was completed on an older field in the Company.

This work over was unsuccessful and an impairment of $451,110 has been recorded for the company. An additional impairment of $283,988 was recorded in the Consolidated Entity across a series of smaller fields primarily relating to the deterioration in the gas price

In the fiscal year 2006, $6,226,352 of impairment losses were incurred relating to our producing oil and gas properties, primarily due to the lack of production performance in the most recent drilling at the Jonah and Look Out Wash Fields. Out of the $6,226,352 in impairment losses recognized in relation to impairment losses for producing properties in the fiscal year 2006, $828,727 was reversed during the fiscal year 2007. The Company also recorded in impairment losses in relation to its lease and well equipment amounting to $816,614. $10,773,574 of impairment losses were recognized in relation to non-producing oil and gas properties. Of this amount, $1,101,854 was reversed in the fiscal year 2007. This impairment was in part due to the failure of Greens Canyon #2 well which did not reach its intended target when a 2006 work over was performed to repair a collapsed section of casing. The reconciliation of the impairment for non producing properties is set out in the following table:

Property	Amount of Impairment A$
Amber Field SE (i)	(2,689,993)
Greens Canyon (ii)	(5,949,956)
Jonah Field (iii)	(1,510,489)
Look Out Wash Field (iii)	(623,136)
Total	(10,773,573)

(i)
The reduction in the estimated value of the reserves at the Amber Field was due to a reduction of the gas volume associated with two proved undeveloped (“PUDs”) locations following drilling which indicated that the existing well development drilling was in part draining the reservoir.

(ii)
The reduction in the estimated value of the reserves at Greens Canyon was due to management’s determination that there was insufficient evidence available from the results of the 29-2 and 27-3 wells to determine that the reserves could remain in a proven reserve category assigned to the Frontier Formation.

(iii)
The reduction in the estimated value of the reserves in the Jonah Field resulted from the 6 remaining Proved undeveloped locations recoverable reserves being reduced on the basis that there was evidence that the existing development was draining some of the reserves associated with these PUD’s.

(iv)
The reduction in the estimated value of the reserves in the Look Out Wash Field was due to the reduction of the estimated gas volumes in 8 PUDs resulting from concerns regarding the performance of the Almond Formation, which is the primary reservoir in the field. Compression has been installed in the field since the impairment was taken and the reservoir response has been positive.

When applying US GAAP to the operations of the Company, impairment expense for the year ended June 30, 2006, is significantly reduced to $2,400,761 and the impairment loss recorded in fiscal 2007 increases to $1,166,572. While there is no underlying change in the status of the oil and gas properties, different valuation methods utilized in the impairment testing methodology allowed under AIFRS and US GAAP result in differing impairment charges under US GAAP. The reversal of impairment of $1,930,579 recorded under AIFRS is not permitted under US GAAP. Please refer to Note 33 to the Financial Statements, Reconciliation to U.S. GAAP, for further details and explanation of this difference.

Further information relating to the reserves of the Company and the movements from year to year can be found in “Item 4. Information on the Company - D. Property, plants and equipment.”

Exploration Expenditure

Exploration expenditure decreased significantly for the year ended June 30, 2007 to $793,345 from $5,244,288 for the year ended June 30, 2006. The decrease was due to the fact that the Company concentrating its cash expenditures on its development acreage rather than its exploration acreage.

There is no difference in the recognition or measurement of exploration expenditures under AIFRS and US GAAP.

General and Administration Expense

General and administration expense decreased from the year ended June 30, 2006 to the year ended June 30, 2007 from $5,448,884 to $5,223,419. Notwithstanding this, accounting and legal fees increased from the prior year as a result of increased corporate activity relating to the merger of Kestrel Energy Inc and Samson Oil and Gas USA Inc and the proposed U.S. listing of the Company’s American Depositary Receipts. The Company also recognized an expense resulting from the movement in the fair value of its derivative financial instruments, being the Company’s fixed forward gas swaps. The increase in these costs was offset by the decrease in the current year in share based payments, due to the fact that no options were issued during fiscal year 2007.

Finance Costs

Finance costs increased from $599,613 for the year ended June 30, 2006 to $3,736, 900 for the year ended June 30, 2007 due to the fact that the Company carried the Macquarie Bank debt for the full fiscal year in 2007, whereas the debt was only carried for one month in the fiscal year 2006, resulting in lower finance costs in the prior year. In May 2006, the Company entered in to a convertible loan facility with Macquarie Bank Limited to provide part of the funding required for the acquisition of two production assets in Wyoming. See “Item 10. Additional Information - C. Material Contracts.”

Oil and gas revenues

Oil and gas revenues increased significantly from the year ended June 30, 2006 to the year ended June 30, 2007, from $5,484,575 to $11,305,725. The majority of the increase in revenue can be attributed to the inclusion of a full year of oil and gas revenues from the acquisition of the Jonah and Look Out Wash Fields, which was completed in May 2006.

The prevailing commodity prices will continue to have a significant impact on the revenue recognized by the Company in regard to its oil and gas sales. Approximately 85% of our production is gas, and therefore we face a greater exposure to the fluctuations of the price of natural gas. In September 2006 and February 2007 we entered into fixed forward swap contracts with Macquarie Bank Limited in an effort to minimize the impact of fluctuating gas prices on our revenues.

These financial instruments do not meet the requirements for hedge accounting under AIFRS or US GAAP, thus the movement in the fair value of the hedge is recognized in the income statement. During the year ended June 30, 2007, the Company recognized an unrealized expense of $588,146 in relation to its financial instruments. This expense is recorded as general and administration expenditure. This treatment does not differ under US GAAP.

Fair value of embedded derivative

The income recognized in relation to the movement in the fair value of the embedded derivative decreased from $2,480,084 in the year ended June 30, 2006 to $1,565,714 in the year ended June 30, 2007. The decrease in the movement is due to a change in the inputs used to value the embedded derivative. See Note 15 for details as to the inputs used to value the embedded derivative.

This embedded derivative has been recognized in relation to our US$21,000,000 credit facility with Macquarie Bank Limited. This facility was originally drawn down to US$21,000,000 in May 2006. In June 2006. US$1,000,000 was repaid. See “Item 10. Additional Information - C. Material Contracts.” The facility allows for the issuance of up to 21,000,000 options to Macquarie. Following the repayment in June 2006, 1,000,000 options were cancelled in accordance with the facility. The exercise price for 9,000,000 options has not yet been set and is dependent on the future market price of the Company’s ordinary shares. The exercise price of the remaining 11,000,000 options has been set at 53.8 cents per share in accordance with the facility agreement.

In accordance with current accounting standards, we valued the embedded derivative component of this facility at its inception date and are required to revalue it as of each reporting date. Changes in this value are recorded in the Income Statement for the relevant period.

Gain on fixed forward swaps

The Company recorded a gain on its fixed forward swaps of $497,636 during the fiscal year ended June 30, 2007. These instruments were not in place in the prior year and as such, no gain was recorded in relation to them.

B.  Results of Operation for the years ended June 30, 2006 and 2005

This review of our results of operations, accounted for using Australian equivalents to International Financial Reporting Standards (“AIFRS”), should be read in conjunction with our audited financial statements for the years ended June 30, 2006 and June 30, 2005. Unless stated otherwise all “$” values refer to Australian Dollars. For further information regarding Kestrel Energy, Inc., which is deemed to be a predecessor entity, please see pages F-79 to F-88.

The result for the financial year ended June 30, 2006 was a net loss attributable to members of the parent of $25,432,173, compared to a net loss attributable to members of the parent of $791,233 for the year ended June 30, 2005. The loss for fiscal year 2006 can be attributed primarily to impairment losses and increased expenses for exploration, share based payments, general and administrative expenses and interest expenses, each of which is detailed below. These losses and expenses were only partially affected by significant increases in revenue from the sales of oil and gas.

 Fiscal Year Comparison

	Year ended:
Item	June 30, 2006 A$	June 30, 2005 A$	Variance	% change
Net loss attributable to members of the parent	25,432,173	791,233	24,640,940	3,114%
Impairment	17,816,540	-	17,816,540	100%
Exploration	5,244,288	360,544	4,883,744	1350%
General and Administration	5,448,884	1,679,516	3,769,368	224%
Interest Expense	599,613	75,339	524,274	695%
Oil and Gas Revenues	5,484,575	1,128,898	4,355,677	385%

Impairment

Included in the loss for fiscal year 2006 is $6,226,352 in impairment losses relating to our producing oil and gas properties, primarily due to the lack of production performance in the most recent drilling at the Jonah and Look Out Wash Fields and $10,773,574 relating to non-producing oil and gas properties, compared to no impairment recorded for fiscal year 2005. The impairment incurred in relation to non-producing properties, is, in part, due to the failure of Greens Canyon #2 well which did not reach its intended target when a 2006 work over was performed to repair a collapsed section of casing. The reconciliation of the impairment for non producing properties is set out in the following table:

Property	Amount of Impairment A$
Amber Field SE (i)	(2,689,993)
Greens Canyon (ii)	(5,949,956)
Jonah Field (iii)	(1,510,489)
Look Out Wash Field (iii)	(623,136)
Total	(10,773,573)

(i)
The reduction in the estimated value of the reserves at the Amber Field was due to a reduction of the gas volume associated with two proved undeveloped ("PUDs") locations following drilling which indicated that the existing well development drilling was in part draining the reservoir.

(ii)
The reduction in the estimated value of the reserves at Greens Canyon was due to management's determination that there was insufficient evidence available from the results of the 29-2 and 27-3 wells to determine that the reserves could remain in a proven reserve category assigned to the Frontier Formation.

(iii)
The reduction in the estimated value of the reserves in the Jonah Field resulted from the 6 remaining Proved undeveloped locations recoverable reserves being reduced on the basis that there was evidence that the existing development was draining some of the reserves associated with these PUD's.

(iv)
The reduction in the estimated value of the reserves in the Lookout Wash Field was due to the reduction of the estimated gas volumes in 8 PUDs resulting from concerns regarding the performance of the Almond Formation, which is the primary reservoir in the field. Compression has been installed in the field since the impairment was taken and the reservoir response has been positive.

When applying US GAAP to the operations of the Company, impairment expense for the year ended June 30, 2006 is significantly reduced to, $2,400,761. While there is no underlying change in the status of the oil and gas properties, different valuation methods utilized in the impairment testing methodology allowed under AIFRS and US GAAP result in lower impairment under US GAAP. Please refer to Note 33 to the Financial Statements, Reconciliation to U.S. GAAP, for further details and explanation of this difference.

Further information relating to the reserves of the Company and the movements from year to year can be found in "Item 4. Information on the Company - D. Property, plants and equipment."

Exploration Expenditures

A significant portion of the loss recorded for the year ended June 30, 2006 is exploration expenditure expensed of $5,244,288, compared to $360,544 for 2005. Exploration expense was significantly higher in 2006 than in 2005 due to the aggressive implementation of our strategy to increase our reserves for the entire 12 months of 2006. These expenditures have been expensed in accordance with our accounting policy to expense all exploration expenditure until such time as it is expected that the future economic benefit will flow from the expenditure. In 2006, significant exploration expenditure was expensed in relation to the London Flats, Greens Canyon 27-3 and Hawk Springs projects.

There is no difference in the recognition or measurement of exploration expenditures under AIFRS and US GAAP.

General and Administration Expense

General and administration expense increased significantly from the year ended June 30, 2005 to the year ended June 30, 2006 from $1,679,516 to $5,448,884. Of the increase, $1,769,450 was related to the value of options granted to directors and executives during the year ended June 30, 2006. These options were valued using the binomial option pricing method.

Under US GAAP, $1,091,950 in share based payments was required to be recognized in the Income Statement in the fiscal year 2005. This expense relates to options issued to employees, directors and others in December 2004.

General and administration expenses also increased during the year due to the growth of Company following its acquisitions in 2006 and its business combination in 2005

Assurance, accounting and taxation expense also increased from $148,228 in the year ended June 30, 2005 to $395,861 in the year ended June 30, 2006.

Finance Costs

Finance costs increased from $75,339 for the year ended June 30, 2005 to $599,613 for the year ended June 30, 2006 due to the increase in the debt carried by the Company. In May 2006, we entered in to a convertible loan facility with Macquarie Bank Limited to provide part of the funding required for the acquisition of two production assets in Wyoming. See “Item 10. Additional Information - C. Material Contracts.” The interest expense recorded in the year ended June 30, 2006 includes $355,923 of accretion expense relating to the embedded derivative associated with this facility.

Oil and gas revenues

Oil and gas revenues increased significantly from the year ended June 30, 2005 to the year ended June 30, 2006, from $1,128,898 to $5,484,575. Of the increase, $644,175 is oil and gas revenues relating to our acquisition of additional properties in May 2006. The remaining increase in revenues relates to additional production from wells acquired through the acquisition of Kestrel Energy in February 2005.

These swaps do not meet the requirements for hedge accounting under AIFRS, thus the movement in the fair value of the derivative instruments will be recognized in the income statement.

Fair value of embedded derivative

In the year ended June 30, 2006 we recorded other income in relation to the movement in fair value of an embedded derivative of $2,480,084 (nil in prior periods) related to our US$21,000,000 credit facility with Macquarie Bank Limited. See “Item 10. Additional Information - C. Material Contracts.” The facility allows for the issuance of up to 20,000,000 options to Macquarie. The exercise price for 9,000,000 options has not yet been set and is dependent on the future market price of the Company's ordinary shares. The exercise price of the remaining 11,000,000 options has been set at 53.8 cents per share in accordance with the facility agreement.

In accordance with current accounting standards, we valued the embedded derivative component of this facility at its inception date and are required to revalue it as of each reporting date. Changes in this value are recorded in the Income Statement for the relevant period.

Non-GAAP Combined Predecessor and Successor Financial Information including Kestrel Energy, Inc. for Fiscal Year 2005

The consolidated income statement information of the twelve months ended June 30, 2005 labeled “Non-GAAP Combined Predecessor and Successor Financial Information” reflects combined results of Kestrel Energy, Inc. for the period July 1, 2004 to January 31, 2005 (the “Predecessor Company”) and the Company for the year ended June 30, 2005, (the “Successor Company”) which includes the results of Kestrel Energy, Inc. for the period from February 1, 2005 to June 30, 2005, is not a presentation in accordance with generally accepted accounting principles and is presented solely for convenience purposes as certain items related to the Combined Predecessor and Successor Company are compared and discussed below.

	Year ended
Item	June 30, 2006 (Successor Company)	June 30, 2005 (Non-GAAP Combined Predecessor Company and Successor Company)	Variance	% change
	A$	A$*
Oil and Gas Revenues	5,484,575	2,958,470	2,526,105	85.38
Cost of sales (excluding depletion expense)	2,353,116	1,016,596	1,336,520	131.47
Finance costs	599,613	136,607	463,006	338.93
Exploration Expenditure	5,244,288	419,554	4,824,734	1,149.97

*
The results of Kestrel Energy Inc, for the period from July 1, 2004 to January 31, 2005 have been translated to AUD from USD at the rate of 0.7386, being the average AUD:USD exchange rate for the period from July 1, 2004 to January 31, 2005.

The following table sets out separately the financial results of the Successor Company for the year ended June 30, 2005, which includes the results of Kestrel Energy, Inc. for the period February 1, 2005 to June 30, 2005, and the Predecessor Company from July 1, 2004 to January 31, 2005.

Item	Samson Oil & Gas Limited (Successor Company)	Kestrel Energy, Inc. (Predecessor Company)	Total (Non-GAAP Combined Predecessor Company and Successor Company)
	A$	A$
Oil and Gas Revenues	1,128,898	1,829,572	2,958,470
Cost of sales (excluding depletion expense)	364,347	652,249	1,016,596
Finance Costs	75,339	61,268	136,607
Exploration Expenditure	360,444	59,110	419,554

Oil and gas revenues

Oil and gas revenues increased significantly from the year ended June 30, 2005 to the year ended June 30, 2006, from $2,958,470 in combined oil and gas revenues in the year ended June 30, 2005 to $5,484,575 in 2006. The increase between the periods was $2,526,105, and represented an 85.38% increase over the combined oil and gas revenues for the year ended June 30, 2005. Of the increase, $644,175 is attributable to oil and gas revenues relating to our acquisition of additional properties in May 2006. The remaining increase is due to the increased production and increased commodity prices during the period.

The increase in production primarily came from increased activity in the Amber Field, in Oklahoma. During the year ended June 30, 2006 the Company drilled five wells in this field. The average price per mcf received by the Company increased from the year ended June 30, 2005 to year ended June 30, 2006, from $5.41 to $6.85.

Cost of sales (excluding depletion expense)

Cost of sales (excluding depletion) increased to $2,353,116 in the year ended June 30, 2006 to from the $1,016,596 in combined cost of sales for the year ended June 30, 2005. The increase between the periods was $1,336,520, and represented a 131.47 % increase over the combined cost of sales (excluding depletion expense) for the year ended June 30, 2005. Of the increase, $357,186 relates to our acquisition of additional properties in May 2006. The remaining increase relates to increased production costs associated with the increased volumes produced.

Exploration expense

Exploration expense increased significantly in the year ended June 30, 2006 from the combined exploration expense for the year ended June 30, 2005, increasing from $419,554 to $5,244,288. The increase between the periods was $4,824,734, and represented a 339.93 % increase over the combined exploration expense for the year ended June 30, 2005 This increase was due to the aggressive implementation of our strategy to increase our reserves for the entire 12 months of 2006. These expenditures have been expensed in accordance with our accounting policy.. In 2006, significant exploration expenditure was expensed in relation to the London Flats, Greens Canyon 27-3 and Hawk Springs projects.

Finance costs

Finance costs increased from the $136,607 combined finance costs for the year ended June 30, 2005 to $599,613 for the year ended June 30, 2006 due to the increase in the debt carried by the Company. The increase between the periods was $436,006, and represented a 1,149.97 % increase over the combined finance costs for the year ended June 30, 2005 In May 2006, we entered in to a convertible loan facility with Macquarie Bank Limited to provide part of the funding required for the acquisition of two production assets in Wyoming. See “Item 10. Additional Information - C. Material Contracts.” The interest expense recorded in the year ended June 30, 2006 includes $355,923 of accretion expense relating to the embedded derivative associated with this facility.

Critical Accounting Policies

We believe the following are our critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements.

Exploration and Evaluation Expenditure

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalized amount will be written off to the Income Statement.

Reserves Estimates

The Company’s estimates of proved reserves are based on the quantities of oil and gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, the Company must estimate the amount and timing of future operating costs, production, and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. Any significant variance in these assumptions could materially affect the estimated quantity and value of the Company’s reserves. Despite the inherent imprecision in these engineering estimates, our reserves are used throughout our financial statements. For example, the Company uses the units-of-production method to amortize its oil and gas properties, therefore the quantity of reserves could significantly impact our DD&A expense. The value of the Company’s reserves also impacts any impairment expense recognized by the Company.

All reserve estimates are prepared in accordance with Rule 4-10(a) of Regulation S-X and guidance published by the U.S. Securities and Exchange Commission.

Depreciation, Depletion and Amortization for Oil and Gas Properties

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of depletion expense and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves were revised upward or downward, earnings would increase or decrease respectively.

Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. The reserve base used to calculate depletion, depreciation or amortization is the sum of proved developed reserves and proved undeveloped reserves for leasehold acquisition costs and the cost to acquire proved properties. With respect to lease and well equipment costs, which include development costs and successful exploration drilling costs, the reserve base includes only proved developed reserves. Estimated future dismantlement, restoration and abandonment costs, net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

Amortization rates are updated twice a year to reflect: 1) the addition of capital costs, 2) reserve revisions (upwards or downwards) and additions, 3) property acquisitions and/or property dispositions, and 4) impairments.

Impairments

Oil and gas lease acquisition and development costs are capitalized when incurred. When circumstances indicate that a producing asset may be impaired, the Company compares expected discounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future discounted cash flows, based on the Company’s estimate of future crude oil and natural gas prices, operating costs, anticipated production from proved reserves and other relevant data, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value, Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Asset Retirement Obligation

The Company has obligations to remove tangible equipment and restore locations at the end of the oil and gas production operations. Estimating the future restoration and removal costs, or asset retirement obligations, is difficult and requires management to make estimates and judgments, because most of the obligations are many years in the future, and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety, and public relations considerations.

Inherent in the calculation of the present value of our asset retirement obligations (“ARO”) are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the present value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance. Increases in the discounted ARO liability resulting from the passage of time are reflected as accretion expense in the Income Statement.

Share Based Payments

The Company measures the cost of equity settled transactions by reference to the fair value of the equity instruments at the date they are granted. Where the fair value of the equity instrument can not be readily determined in reference to the market price of the Company’s ordinary shares, the fair value is determined using a binomial option pricing model. The use of the binomial option pricing model requires the Company to make estimates in regard to certain inputs required by the model, in particular in regard to the time to expiry of the option and the volatility of the Company’s share price. The Company reviews inputs to this model each time a valuation is performed with reference to inputs used in the past and recent developments.

Embedded Derivative

The convertible note is split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest coupon payments and the redemption amount. The embedded derivative represents the value of the option that note holders have to convert into ordinary shares in the Company. Similar to the valuation of Share Based Payments, the valuation at the Company’s embedded derivative requires the Company to make certain assumptions about the inputs to valuation models, in particular in regard to the remaining term of the derivative and the volatility of the Company’s underlying share price. Movements in the fair value of the embedded derivative are recognized in our Income Statement, and therefore the valuation has the potential to significantly impact our results.

The debt component of the convertible note is measured at amortized cost and therefore increases as the present value of the interest coupon payments and redemption amount increases, with a corresponding charge to finance cost. The debt component decreases by the cash interest coupon payments made. The embedded derivative is measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Recent Accounting Pronouncements

Please refer to Note 2 for information in regard to recent accounting pronouncements under AIFRS.

Please refer to Note 33 for information pertaining to recent US GAAP accounting pronouncements.

B.	Liquidity and capital resources.

Our primary sources of liquidity since moving into the exploration, development and production of oil and gas have been equity sales, sale of investments held for trading, net cash provided by operating activities and a convertible note facility.

Our primary use of capital has been for the acquisition, development, and exploration of oil and natural gas properties. As we continue to grow, we are continually monitoring the capital resources available to us to meet our future financial obligations, planned capital expenditure activities and liquidity. Our future success in growing proved reserves and production will be highly dependent on capital resources available to us and our success in finding or acquiring additional reserves.

The Company’s anticipated expenditure for exploration and development for the year ending June 30, 2008 is between $2.5 million and $5.0 million. Some of the factors that will impact the level of capital expenditures in the future include crude oil and natural gas prices, the volatility in these prices, the cost and availability of equipment, the plans of the operators of the wells and availability of capital. Some development will be funded through the Company’s current cash reserves, however additional capital will be required to develop the Company’s reserves further. The Company feels it can raise the necessary capital, either through debt or equity, as and when it is required.

Financing Activities

In the year ended June 30, 2005 we issued:

•	1,750,000 shares upon the conversion of the same number of options and received $350,000

•	15,000,000 shares at 35 cents each to institutional investors to raise $5,250,000

Cash transactions costs associated with these capital raisings was $289,741

In the year ended June 30, 2006 we issued:

•	33,312 shares upon the conversion of the same number of options and received $8,328;

•	92,433,636 shares at 42 cents each to retail and institutional shareholders to raise $38,822,127; and

•	9,618,750 shares at 40 cents each to existing shareholders to raise $3,847,500.

Transactions costs associated with these capital raisings were $2,109,248, including $648,992 in share based payments relating to options granted to Macquarie Securities USA Inc as part consideration for brokerage services provided.

We did not issue any additional shares during the year ended June 30, 2007; however, on October 11, 2007 we issued and sold 16,895,383 fully paid Ordinary Shares at a price of A$0.20, to raise $3,379,077, net of costs. As a part of this issuance, we also issued options, exercisable immediately, to purchase 3,379,077 Ordinary Shares at an exercise price of A$0.30 per share and an expiry date of October 10, 2012.

Capital Expenditure

In the year ended June 30, 2005 we spent $20,203,553 on additions to oil and gas properties, including lease and well and equipment. This includes non-cash expenditure of $18,862,805 in relation to the acquisition of Kestrel Energy Inc. Kestrel was acquired through a share offer by the Company to non-US resident shareholders, whereby each non-US Kestrel shareholder was offered five (5) Ordinary Shares for every share of Kestrel’s common stock held. As at June 30, 2005, acceptances had been received in relation to 5,805,931 Kestrel shares, equating to 29,029,655 Samson shares, 21,831,790 of these shares were issued at balance sheet date June 30, 2005. The remaining 7,197,865 Samson shares were issued during the year ended June 30, 2006.

During the year ended June 30, 2006 the Company increased the value of its investment in Kestrel by $2,960,491 through the issuance of Ordinary Shares of the Company to shareholders of Kestrel’s common stock. During the year ended June 30, 2006 acceptances relating to 1,821,692 Kestrel shares, equating to 9,108,460 Samson shares were received. 8,918,460 of these shares have been issued at June 30, 2006. Acceptances were also received during the year ended June 30, 2006 in relation to all outstanding options in Kestrel Energy Inc. The value of these outstanding options was valued by an independent expert and 1,514,722 Samson shares were issued post year end.

In the year ended June 30, 2006 our capital expenditures relating to oil and gas properties, including lease and well and equipment was $59,448,212. This includes $48,347,632 used for the acquisition of producing oil and gas properties in the Jonah and Look Out Wash fields in Wyoming.

In the year ended June 30, 2007 our capital expenditures relating to oil and gas properties, including lease and well and equipment was $5,372,162. This included expenditures relating to drilling wells in the Amber field in Oklahoma, in the North Stockyard field in North Dakota and workovers in various fields in Wyoming. The Company also spent $3,190,788 on exploration expenditure including $1,164,725 relating to acquisitions of exploration acreage.

As at the date of this filing, the Company has expected capital expenditures in the next twelve months of approximately A$7,600,000. This capital budget consists of capital for exploration and development programs and represents the largest planned use of cash available from operating activities and current reserves. The amount and timing of these capital expenditures is largely discretionary and within our control. If oil and gas prices decline to levels below levels acceptable to us, we could chose to defer a portion of this expenditure.

We intend to raise further capital, more than likely through a combination of the sale of debt and equity, to allow the Company to further grow through additional acquisitions and the development of current reserves. We believe we have the ability to raise additional capital in a short period of time should the need for additional development capital be required, however there can be no assurance that operations and other capital resources will provide sufficient cash to maintain planned levels of capital expenditures.

Convertible Loan Agreement

In May 2006, we drew down on a US$21,000,000 funding facility provided by Macquarie Bank Limited. See “Item 10. Additional Information - C. Material Contracts.” We repaid US$1,000,000 of this loan at June 30, 2006. Despite this repayment the facility remains fully draw down and no further funds are available. As part of the terms of this facility, Macquarie holds a mortgage over all assets of the Company and as a result, we must obtain permission from Macquarie to dispose of any properties or to acquire any properties if additional debt will be involved.

The Consolidated Entity (which includes Samson Oil & Gas Limited and Samson Oil and Gas USA, Inc.) is required to maintain a certain Proved Developed Producing Reserve to outstanding debt ratio:

In relation to the discounted cash flow relating to all consolidated entity Proved Developed Producing Reserve to outstanding debt, the ratio must be no less than 1:2:1.

Other covenants include:

•	The Company is required to maintain a current ratio greater than 1:1.

•	The Company is required to maintain Aged Debts (over 90 days outstanding) of the Group of less than US$1,000,000.

Debt covenants are measured at the end of June, March, September and December. The Company is in compliance with these covenants.

As at June 30, 2007, the outstanding face value of the debt was US$20,000,000 (2006:US$20,000,000, 2005:nil) converted at the AUD:USD spot rate at year of 0.8488 (2006:0.7301). This is A$23,562,676 (2006: A$27,393,507)

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information.

The prices for crude oil and natural gas have been volatile over the last few years. Management anticipates this volatility to continue. Dramatic downward swings in the world prices for crude oil and natural gas could adversely affect the economic viability of the Company’s prospects.

The Australian/U.S. currency exchange rate also influences revenue recognized by the Company, as the sales price for oil and gas produced by the Company is priced in U.S dollars. The recent increased strength of the Australian dollar has had a negative impact on the Company’s oil and gas production revenue. This decrease in revenue is offset in part by a decrease in expenditures recognized by the Company, due to the majority of the Company’s expenditures also being priced in U.S Dollars. The Company’s significant debt is also denominated in US dollars. Due to this natural hedge, the Company’s exposure movements in the exchange rate between the Australian and US dollars is minimal.

Unlike crude oil prices, which are significantly influenced by global geopolitics, North American natural gas prices are primarily determined by the interaction of consumer and industrial demand and available supply.

The Company sells a significant portion of its gas at Colorado Interstate Gas (“CIG”) pricing. Historically, this price has traded at a differential to Nymex gas. In recent years, this differential has grown significantly due to pipeline constraints in the area, with prices as low as $2.17 per mcf recorded. The construction of the Rocky Express Pipeline is expected to remove some of the pipeline constraints and reduce the basis differential between CIG and Nymex.

In order to protect the Company from the uncertainty associated with gas prices, we have entered into a fixed forward swap contract with Macquarie Bank Limited on September 19, 2006 with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

E.	Off-balance sheet arrangements.

Not applicable.

F.	Tabular disclosure of contractual obligations.

	Payments due by period (as at June 30, 2007 - Australian Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	32,450,517	2,264,373	4,413,289	25,772,855	-
Operating Lease Obligations	285,000	175,000	110,000	-	-
Total (2)	32,735,517	2,439,373	4,523,289	25,772,855	-

(1)
The long term debt refers to funding provided by Macquarie Bank Limited and includes interest payable. The loan is denominated in USD and has been translated to AUD at the spot rate on balance date of AUD:USD 0.7301. See “Item 10. Additional Information - C. Material Contracts.”

(2)
This table does not include the liability for dismantlement, abandonment and restoration costs of oil and gas properties. In accordance with AIFRS, we recorded a separate liability for the fair value of this asset retirement obligation. See Note 14 of the notes to and forming part of the financials statements for the year ended June 30, 2007. These liabilities are not expected to be extinguished in the foreseeable future.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

Name	Title	Age	Date of First Election	Due for Re-Election*
Terence Barr	Managing Director	58	January 25, 2005	-
Malcolm Burne	Non-Executive Director	63	April 29, 1998	November 30, 2009
David Cairns	Non-Executive Director	59	February 14, 1994	November 30, 2008
Neil MacLachlan	Non-Executive Director	65	June 18, 1998	November 16, 2007
Victor Rudenno	Non-Executive Director	56	April 11, 2007	November 16, 2007
Neil Fearis	Alternate Director	56	November 28, 2005	-
Robyn Lamont	Chief Financial Officer	29	May 1, 2006	-
Robert Gardner	Vice President - Engineering	39	October 1, 2007	-
Denis Rakich	Company Secretary	54	June 18, 1998	-

*According to paragraph 3.6 of the Company’s Constitution, at each annual general meeting:

a)	one third of the Directors who are not:

i)	Appointed, and required to retire;

ii)	The managing director; or

iii)	Directors only because they are an alternate; and

b)	any Director who would, if that Director remained in office until the next annual general meeting , have held that office for more than three years,

must retire from office and are eligible for re-election.

Terence Barr. Mr. Barr was appointed managing director of the Company on January 25, 2005. Mr. Barr is a petroleum geologist with over 30 years’ experience, including 11 years with Santos. In recent years, Mr. Barr has specialized in tight gas exploration, drilling and completion. Prior to joining Samson, Mr. Barr was employed as Managing Director by Ausam Resources from 1999 to 2003 and as the owner of Barco Exploration from 2003 to 2005.

Malcolm Alec Burne. Mr. Malcolm Burne was appointed a director of the Company on April 29, 1998. Since 1996, Mr. Burne has been Executive Chairman of Golden Prospect Plc, a UK listed company which invests in the global natural resource sector. Mr. Burne has controlled and managed fund management, venture capital and investment banking companies in Australia, Hong Kong and North America. He has been a director of more than 20 public companies, many of them in mineral resources and gold exploration, as well as being executive chairman of Australian Bullion Company (Pty) Limited from 1983 to 1986, then one of Australia’s leading gold dealers and member of the Sydney Futures Exchange. He currently advises mining companies with interests in Canada, Australia and West Africa. During the past three years, Mr. Burne has also served as a director of the following other ASX listed companies:

•	Central Asia Gold Limited

•	Reliance Mining Limited

•	Golden Prospect Plc*

•	Great Panther Resources Limited*

•	Jubilee Platinum Plc*

•	Mano River Resources Inc*

•	Lipoxen Plc

•	Go Industry Plc

* denotes current directorships

Neil Thacker MacLachlan. Mr. Neil MacLachlan was appointed a director of the Company on June 18, 1998. He has over 27 years investment banking experience in Europe, South East Asia and Australia. Mr. MacLachlan was a former director of Wardley Holdings Ltd and Wardley Australia Ltd from 1979 to 1986 and of James Capel & Co. Limited from 1986 to 1990. All three companies were investment banking subsidiaries of The Hongkong and Shanghai Banking Corporation (HSBC Holdings Ltd). He was deputy managing director of Svenska Handelsbanken’s UK investment banking division from 1990 until 1993 and from 1993 until 1997 he was employed by Barrick Gold Corporation as Executive Vice President, Asia. Mr. MacLachlan was also a non executive Director of Golden Prospect Plc from 1997 to 2004. Since 2004. Mr. MacLachlan has served as an Executive Director of Ambrian Partners Limited, a UK based investment bank specializing in the natural resources sector and which is a member of the London Stock Exchange.

During the past three years Mr. MacLachlan has also served as a director of the following other listed companies:

•	Golden Prospect Plc

•	Titan Resources Ltd

•	Kestrel Energy Inc

•	Geoinformatics Exploration Inc

•	Eurogold Ltd*

•	Cambridge Mineral Resources Ltd*

•	Extract Resources Ltd*

* denotes current directorships

David Thorwald Cairns B.Sc.(Geol.), M.Sc.(Env.Sc.), M.Aus.I.M.M. Mr. Cairns was appointed a director of the Company on February 14, 1994. Since 1990, Mr. Cairns has been responsible for project development for the Resolute Group (Australia) where his team developed three gold mines in Western Australia and established the Obotan, Ghana and Golden Pride, Tanzania gold mines in Africa. He is a geologist with over 35 years experience in exploration and mining of gold and base metals in Australia, Zimbabwe and South Africa. He has been involved in the exploration, resource evaluation and project development of numerous projects in Australia and elsewhere.

Mr. Cairns has not held any other directorships in the past three years.

Victor Rudenno. Dr. Rudenno was appointed a director of the Company on April 11, 2007. In 2000, Dr. Rudenno co-founded Equity Capital Markets Ltd an investment bank specializing in corporate advice and capital raisings which merged with Interfinancial in 2005. Mr. Rudenno is currently serving an Executive Director and Head of Resources of Interfinancial. From 1984 until 1985, Dr. Rudenno moved to the stock broking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache. In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

He is a Senior Fellow of the Financial Services Institute of Australasia (Finsia) and a Member of the Australasian Institute of Mining and Metallurgy. Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics. During his academic career he lectured both at the University of New South Wales and the University of Sydney predominantly on mining economics, geostatistics, operations research and minerals processing.

Neil Christian Fearis LL.B (Hons), MAICD, F Fin. Mr. Fearis was appointed as an alternate director for Mr. Malcolm Burne on November 28, 2005. He has 30 years’ experience as a commercial lawyer in the UK and Australia and is a member of several professional bodies associated with commerce and law. From 1999 to 2005, Mr. Fearis was a principal of the Western Australian law firm, Fearis Salter Power Shervington. Since July 1, 2005 he has acted as an independent legal consultant and currently consults to Minter Ellison Lawyers.

During the past three years Mr. Fearis has also served as a director of the following companies:

•	Kresta Holdings Limited *

•	Perseus Mining Limited *

•	Carnarvon Petroleum Limited *

* denotes current directorships

Robyn Lamont. Ms. Lamont has served as the Company’s Chief Financial Officer since May 1, 2006, prior to which she served as Financial Controller since 2001. Ms Lamont graduated from the University of Western Australia in 1999 with a Bachelor of Commerce, majoring in Accounting and Finance. She worked for Arthur Andersen in Perth, Western Australia, for three years and qualified as a Chartered Accountant through the Institute of Chartered Accountants in Australia in 2001.

Robert A. Gardner - Mr. Gardner was appointed Vice President, Engineering of the Company on October, 22, 2007. Mr. Gardner specializes in reserve determination and acquisitions with additional background in operations engineering, drilling, completions, and facilities.  Prior to joining Samson, from 2004 to 2007 Mr. Gardner was the Gulf Coast Business Unit Manager for Aspect Energy, LLC, responsible for that company’s Gulf Coast exploration and drilling activity.  Prior to this Mr. Gardner was Operations Superintendent for Williams Petroleum from 2001. Mr. Gardner holds a Bachelor of Mechanical Engineering from Colorado State University, a Master’s in Mechanical Engineering from the University of Colorado, and Master’s in Business Administration from the University of Denver.

Denis Ivan Rakich F.C.P.A. Mr. Rakich is an accountant and has been employed as the Company’s Secretary since June 18, 1998. He has served as a corporate secretary for 20 years within the petroleum services, petroleum and mineral production and exploration industries, and currently serves as corporate secretary for Victoria Petroleum N.L. He is a member of the Australian Society of Accountants.

B.	Compensation.

It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives. As such contracts have been entered into for Mr Barr, Mr Gardener and Ms Lamont. Details of these contracts can be found at Item 7B.

The following table sets forth certain information with respect to the compensation of those individuals who served as our executive officers and directors during the year ended June 30, 2007. As of June 30, 2007, we had four executive officers, including a President and Chief Executive Officer, a Chief Financial Officer, a Vice President, Engineering and a Secretary. As of June 30, 2007, we had five directors.

Summary Compensation
(Australian dollars)

				Long Term Compensation
		Annual Compensation		Restricted Security	Awards Securities	All Other
Name and Principal Position	Year	Salary (A$)	Bonus (A$)	Awards (A$)	Underlying Options (#)(1)	Compensation (A$)
Terence Barr	2007	280,000	-	-	-	50,000	(2)
Managing Director, President,	2006	230,000	-	-	4,000,000	50,000	(2)
Chief Executive Officer

Robyn Lamont	2007	136,782	-	-	-	-
Chief Financial Officer (3)	2006	24,019	-	-	-	-

Jeffrey Rhodes	2007	286,288	-	-	-	-
Vice President - Engineering(4)	2006	45,860	-	-	2,000,000	-

Robert Gardner	2007	-	-	-	-	-
Vice President - Engineering (5)	2006	-	-	-	-	-

Denis Rakich	2007	116,015	-	-	-	-
Secretary	2006	92,058	-	-	500,000	-

Malcolm Burne	2007	30,000	-	-	-	-
Director	2006	30,000	-	-	500,000	-

Neil MacLachlan	2007	30,000	-	-	-	-
Director	2006	30,000	-	-	500,000	-

David Cairns	2007	30,000	-	-	-	-
Director	2006	30,000	-	-	500,000	-

Victor Rudenno	2007	6,658	-	-	-	-
Director (6)	2006	-	-	-	-	-

Neil Fearis	2007	-	-	-	-	-
Alternate Director	2006	-	-	-	-	-

(1)	Options were granted to the directors and some executive officers in accordance with an Extraordinary General Meeting of Shareholders held on May 22, 2006.

(2)	Represents Mr. Barr’s annual housing allowance.

(3)	Ms. Lamont was appointed Chief Financial Officer on May 1, 2006.

(4)	Mr. Rhodes resigned effective August 3, 2007.

(5)	Mr. Gardner was appointed October 22, 2007

(6)	Dr. Rudenno was appointed April 11, 2007.

Share Option Grants

We did not grant any share option to our executive officers and directors during the fiscal year ended June 30, 2007.

Option Exercises and Holdings

The following table sets forth information with respect to our executive officers and directors concerning options exercised during the last fiscal year and the number of securities underlying unexercised options as of June 30, 2007.

Option Exercises During 2007

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#)
Name	(#)	($)	Exercisable	Unexercisable
Terence Barr	-	-	8,000,000	-
Jeffrey Rhodes	-	-	2,000,000	-
Denis Rakich	-	-	1,000,000	-
Malcolm Burne	-	-	1,000,000	-
Neil MacLachlan	-	-	1,000,000	-
David Cairns	-	-	1,000,000	-
Robyn Lamont	-	-	100,000	-

Bonus/Profit-Sharing

Directors and executive remuneration is not linked to either long term or short term incentives. The Board feels that the expiry date and exercise price of the options issued to the directors and executives in the current and prior years are sufficient to align the goals of the directors and executives with those of the shareholders to maximize shareholder wealth.

C.	Board practices.

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. The members of senior management are appointed to serve at the discretion of the Board of Directors. The Board of Directors schedule regular meetings over the course of the year. Currently, the Board is composed of a majority of independent directors.

The responsibilities of the Board include:

•	contributing to, developing and approving the corporate strategy;

•	reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;

•	ensuring there are effective management processes in place and approving major corporate initiatives;

•
ensuring that the significant risks facing the group, including those associated with its legal compliance obligations, have been identified and that appropriate and adequate control, monitoring, accountability and reporting mechanisms are in place; and

•	reporting to shareholders.

The Board is also responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. The Company’s policies are designed to ensure strategic, operational, legal, reputation and financial risks are identified, assessed, effectively and efficiently managed and monitored to enable achievement of the Company’s business objectives.

Audit Committee

We have established an Audit Committee of the Board, which is composed entirely of independent directors, including Mr. Neil MacLachlan, Mr. David Cairns and Dr. Victor Rudenno. Our Audit Committee operates pursuant to a formal written charter, a copy of which is available on our website. This committee oversees, reviews, acts on and reports to our board of directors on various auditing and accounting matters, selects our independent accountants, and oversees the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the Audit Committee oversees our compliance programs relating to legal and regulatory requirements.

Remuneration Committee

Due to the size and nature of the Company’s operations, the Board does not believe the establishment of a remuneration committee is warranted. The Board of Directors is responsible for determining and reviewing compensation arrangements for directors and senior executives. The Board assesses the appropriateness of the nature and amount of remuneration of directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. All compensation decisions regarding our principal executive officer, Terence M. Barr, are made by a majority of independent directors.

D.	Employees.

For the fiscal year ended June 30, 2007, we had eight employees. Two employees are located in Perth, Western Australia and are involved in facilitating the administration of the Company. The remaining six employees are located in Denver, Colorado. Three of these employees are involved in the administration of the Company while the remaining three employees are primarily engaged in project-related activities. None of our current employees belong to a labor union, nor have we been subject to any strikes or other labor disturbances that have interfered with our operations.

E.	Share ownership.

The following table sets forth beneficial ownership of our common shares by officers and directors as of November 19, 2007.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Number of Options Owned	Total Number of Shares Beneficially Owned	Percentage of Outstanding
Terence Barr	136,690	4,000,000(2)	8,136,690	*
		4,000,000(3)
Robyn Lamont	-	100,000(3)	2,100,000	*
		2,000,000(4)
Denis Rakich	-	500,000(2)	1,000,000	*
		500,000(3)
Malcolm Burne	500,000	500,000(2)	1,500,000	*
		500,000(3)
David Cairns	512,500	500,000(2)	1,512,500	*
		500,000(3)
Neil MacLachlan	1,888,969	500,000(2)	2,888,969	*
		500,000(3)
Victor Rudenno	-	-	-	*

Neil Fearis	-	-	-	*

Robert Gardner	-	2,000,000(4)	2,000,000	*

* Less than 1%.

(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Options to purchase Ordinary Shares are exercisable at a price of A$0.45 per share and expire on May 31, 2011.

(3)	Options to purchase Ordinary Shares are exercisable at a price of A$0.25 per share and expire on December 31, 2009.

(4)	Options to purchase Ordinary Shares are exercisable at a price of A$0.30 per share and expire October 10, 2012.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

At November 19, 2007, there were 209,094,216 of our Ordinary Shares issued and outstanding. The table below sets forth, as of November 19, 2007, persons known to be beneficial owners of five percent (5%) or more of our Ordinary Shares.

Name of Shareholder	Number of Shares Beneficially Owned (1)	Percentage of Outstanding
Harbinger Capital (2)	36,359,328	17.40
Persistency Capital (3)	24,026,679	11.49
Golden Prospect PLC (4)	15,836,891	7.57
Victoria Petroleum N.L. (5)	10,272,992	4.91
Madison Street Partners (6)	15,409,838	7.37
Roaring Fork Capital SBIC LP (7)	11,259,993	5.39

(1)
“Beneficial ownership” is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote, or to direct the voting of, shares of the common stock of an issuer, or (2) investment power, which includes the power to dispose, or to direct the disposition of, shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)
The address of Harbinger Capital Partners Master Fund is: 1 Riverchase Parkway, South Birmingham, Alabama 35244, United States of America. In May 2006 Harbinger purchased 15,500,000 Ordinary Shares in a capital raise undertaken by the Company to fund the purchase of the Jonah and Look Out Wash Fields.

(3)
The address of Persistency Capital is: P.O Box 39, Ugland House, South Church Street, Georgetown, Cayman Islands. In May 2006 Persistency Capital purchased 15,500,000 Ordinary Shares in a capital raise undertaken by the Company to fund the purchase of the Jonah and Look Out Wash Fields.

(4)	The address of Golden Prospect Plc is: 2nd Floor Mansfield House, 1 Southampton Street St, London WC2R OLR, United Kingdom.

(5)	The address of Victoria Petroleum NL is: Level 36, Exchange Plaza, 2 The Esplanade, Perth Western Australia 6000, Australia.

(6)
The address of Madison Street Partners is 5613 DTC Parkway, Suite 310 Greenwood Village, Colorado 80111. Madison Street Partners participated in the capital raising completed by the Company in October 2007, taking a placement of 5,635,390.

(7)
The address of Roaring Fork Capital SBIC, LP is 5350 S Roslyn St, Suite 380, Greenwood Village, Colorado 80111 Roaring Fork participated in the capital raising completed by the Company in October 2007 taking a placement of 11,259,993.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our Company.

As at November 19, 2007 the Company had 20 shareholders with registered address in the United States, representing 20,343,857 ordinary shares.

B.	Related party transactions.

Other than as disclosed below, to the best of our knowledge, there have been no material transactions since June 30, 2007 to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting securities giving it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

During the year ended June 30, 2007, the Australian law firm, Minter Ellison was paid $3,180 for the provision of services by Neil Fearis. These services were charged on normal commercial terms. Prior to joining Minter Ellison, Neil Fearis was associated with Jeremy Shervington, who were paid $5,635 for the provision of his services during the year ended June 30, 2007.

During the year ended June 30, 2006, the Australian law firm Jeremy Shervington, with whom Neil Fearis is associated, was paid $71,665 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

On December 1, 2005, we entered into a Consultancy Agreement with Arndt Energy Limited for the provision of Terence Barr’s services. The agreement, as amended by letter agreement effective July 1, 2006, allows for an annual salary of $280,000 and an annual housing allowance of $50,000 for a period of three years, commencing on January 1, 2006. The Company may terminate the agreement with one months notice and provide a lump sum payment to Arndt Energy equal to the amount that would have been paid under the contract should the contract have continued until the end of its term.

Effective as of July 1, 2007, we entered into an Employment Agreement with Robyn Lamont, pursuant to which we engaged Ms. Lamont to serve as Chief Financial Officer of each of the Company and our wholly owned subsidiary, Samson Oil and Gas USA, Inc.. The agreement has an initial term of two years and allows for an annual base salary of $130,000. Ms. Lamont is also entitled to reimbursement for the cost of owning and operating an automobile or other motor vehicle. In event of a Change of Control (as defined in the agreement), Ms. Lamont is entitled to receive a lump sum payment equal to the greater of (x) one half of the annual base salary or (y) the annual base salary prorated over the remainder of the contract term.

On October 1, 2007, we entered into an Employment Agreement with Robert Gardner, pursuant to which we engaged Mr. Gardner to serve as Vice President - Engineering of each of the Company and our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. The agreement has an initial term of three years and allows for an annual base salary of $210,000. A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion. Additionally Mr. Gardner is entitled to receive an overriding royalty interest equal to 1% of oil wells or leases acquired by us during the term of the agreement. The Agreement provides that Mr. Gardner shall be granted an option to purchase 2,000,000 Ordinary Shares at a price of A$0.30 per share. These options were issued on November 8, 2007. Mr. Gardner is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000). Mr. Gardner commenced employment with the Company on October 22, 2007.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

Financial Statements Filed as a part of this Registration Statement

This Registration Statement contains audited consolidated financial statements for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005, all of which are stated in Australian dollars and prepared in accordance with the Australian equivalents to International Financial Reporting Standards.

The audited consolidated financial statements for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 also include a summary of the significant adjustments required to the net (loss)/earnings and to total equity for the periods if the accounts were prepared under US GAAP.

This Registration Statement also includes audited financial statements for the period from July 1, 2004 to January 31, 2005 for Kestrel Energy Inc, a predecessor entity. These statements are stated in USD and have been prepared in accordance with US GAAP.

This Registration Statement also includes an audited statement of revenues and direct operating expenses for the Look Out Wash and Jonah properties for the year ended June 30, 2005 and the period from July 1, 2005 to May 29, 2006.

Further information can be found at Item 18.

Legal Proceedings

None.

Dividend Distributions

To date, we have not paid any cash dividends on our Ordinary Shares and have no present intention of paying dividends. Our current policy is to retain earnings, if any, for use in operations and in business development.

B.	Significant Changes.

The directors are not aware of any matters or circumstances not otherwise dealt with in this Registration Statement that have significantly, or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial years.

Item 9. The Offer and Listing.

A. Offer and listing details.

Price History of the American Depositary Shares. We have applied for the listing of our American Depository Shares (“ADSs”), each representing twenty (20) Ordinary Shares which will be represented by an American Depository Receipt (“ADR”), on the American Stock Exchange. Currently no public market exists for the ADSs.

Price History of the Ordinary Shares. Our Ordinary Shares were listed on the Australian Stock Exchange Ltd. (the “ASX”) beginning on April 17, 1980. As of November 19, 2007, 209,094,216 Ordinary Shares were outstanding, and we had approximately 2,237 shareholders of record. The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX. On November 19, 2007, the closing price of our Ordinary Shares on the ASX was A$0.22.

Annual High and Low Market Price for the Five Most Recent Fiscal Years on the ASX

Fiscal Year Ended	High		Low
June 30, 2007	A$	0.38	A$	0.19
June 30, 2006	A$	0.53	A$	0.28
June 30, 2005	A$	0.45	A$	0.12
June 30, 2004	A$	0.25	A$	0.07
June 30, 2003	A$	0.11	A$	0.04

Quarterly High and Low Market Price for the Two Most Recent Fiscal Years and Any Subsequent Period on the ASX

Quarter Ended	High		Low
September 30, 2007	A$	0.25	A$	0.18
June 30, 2007	A$	0.22	A$	0.19
March 31, 2007	A$	0.31	A$	0.22
December 31, 2006	A$	0.33	A$	0.27
September 30, 2006	A$	0.38	A$	0.27
June 30, 2006	A$	0.46	A$	0.30
March 31, 2006	A$	0.49	A$	0.34
December 31, 2005	A$	0.53	A$	0.22
September 30, 2005	A$	0.52	A$	0.28
June 30, 2005	A$	0.39	A$	0.29

Monthly High and Low Market Price for the Most Recent Six Months on the ASX

Month Ended	High		Low
October 31, 2007	A$	0.23	A$	0.19
September 30, 2007	A$	0.25	A$	0.19
August 31, 2007	A$	0.20	A$	0.18
July 31, 2007	A$	0.23	A$	0.19
June 30, 2007	A$	0.22	A$	0.19
May 31, 2007	A$	0.24	A$	0.19
April 30, 2007	A$	0.23	A$	0.19

Type and Class of Securities Being Issued. This Registration Statement relates to our Ordinary Shares, without par value.. See “Item 10. Additional Information” for additional information regarding our Ordinary Shares. The ADRs, will be issuable pursuant to a deposit agreement between The Bank of New York, as depositary, us and all owners and holders from time to time of ADRs issued thereunder, the form of which is summarized in Item 12 of this Registration Statement and which is filed herewith as Exhibit 10.4. The ADRs evidence ADSs, and each ADS represents twenty (20) Ordinary Shares deposited under the deposit agreement. See “Item 12. Description of Securities Other than Equity Securities--American Depositary Shares” in this registration statement.

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares are listed on the Australian Stock Exchange, trading under the symbol “SSN.” We have submitted an application to have the ADRs listed on the American Stock Exchange.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A.	Share capital.

At June 30, 2007 and at November 9, 2007, our share capital consisted of an unlimited number of Ordinary Shares, no par value per share, of which 192,263,833 and 209,094,216 were outstanding, respectively. All outstanding Ordinary Shares are fully paid and nonassessable.

Effective July 1, 1998, the concepts of authorized capital and par value shares was abolished by Australian corporations legislation. Accordingly, the Company does not have authorized capital nor par value in respect of its issued shares.

We acquired Kestrel Energy, Inc. through a share offer to all non-US resident shareholders, whereby each Kestrel shareholder was entitled to receive five Ordinary Shares for every share of Kestrel’s common stock held, resulting in a total issuance of 39,652,912 Ordinary Shares.

Set forth below is a reconciliation of the Company’s outstanding Ordinary Shares during the years ended June 30, 2007, 2006 and 2005.

	Year ended
	June 30, 2007		June 30, 2006		June 30, 2005
	No. of shares	$	No. of shares	$	No. of shares	$
Opening balance	190,559,111	69,366,304	70,694,221	25,223,584	32,112,431	10,694,331
Issued upon conversion of options(i)	-	-	33,312	8,328	1,750,000	350,000
Capital Raising(ii)	-	-	92,433,636	38,822,127	15,000,000	5,250,000
Share Purchase Plan(iii)	-	-	9,618,750	3,847,500
Shares issued as part of Kestrel acquisition(iv)	1,514,722	-	16,116,325	2,883,030	21,831,790	6,933,156
Shares issued as part of acquisition of exploration tenements(v)	-		1,662,867	598,632	-	-
Transaction costs incurred	-	(18,698)	-	(2,758,240)	-	(289,741)
Shares on issue at balance date	192,073,833	69,347,606	190,559,111	68,624,961	70,694,221	22,937,746
Shares to be issued(vi)	190,000	-	190,000	77,450	7,197,865	2,285,838
Shares to be issued to Kestrel Option Holders(vii)	-	-	1,514,722	663,893	-	-
Closing Balance	192,263,833	69,347,606	192,263,833	69,366,304	77,892,086	25,223,584

(i)	The shares issued in the prior year were upon the conversion of 1,750,000 options. The options had an exercise price of A$0.20, were issued on December 15,1999 and expired on November 30, 2005.

The shares issued in the current year were issued upon the conversion of 33,312 options. These options had an exercise price of A$0.25, were issued on December 24, 2004 and expire on December 31, 2009.

(ii)	In fiscal year 2005 the Company successfully completed a capital raising issuing 15,000,000 shares at 35 cents each to institutional investors.

In the prior year the Company successfully completed a number of capital raisings issuing 92,433,636 shares to both institutional investors and shareholders to raise $38,822,127. All shares issued during these capital raisings were issued at A$0.42.

(iii)
In December 2005, the Company completed a share purchase plan, giving existing shareholders of the Company the right to acquire up to $5,000 worth of shares at A$0.40 per share. The Company raised $3,847,500 through this plan.

(iv)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Ordinary Shares for every one Kestrel share held. The Samson share price on the date the acceptance of the offer is received is deemed to be the fair value of the share. As at balance date acceptances have been received for 190,000 (2005: 7,197,865) shares which have not yet been issued. These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(v)	These shares were issued to a project partner as part of the acquisition of the Hawk Springs Project. The cost has been recognized as exploration expenditure.

(vi)
These shares were issued to holders of options in Kestrel Energy Inc as part of the continued acquisition of the Company. The value of the options were valued by an independent expert and the holders were granted the equivalent value of Samson Oil & Gas Limited shares based on the share price at the date of acceptance. All acceptances for this offer were received pre-year end, however, the shares were granted post year end.

Options to Purchase Ordinary Shares

Options issued to Macquarie Bank Limited. Under the terms of our credit facility with Macquarie Bank Limited, Macquarie has options to purchase 20,000,000 Ordinary Shares, 11,000,000 of which are currently exercisable at a price of US$0.40 per Ordinary Share and which expire on the maturity date of the loan, May 31, 2011. The remaining 9,000,000 options are exercisable from May 31, 2009 to May 31, 2011 at a price of 120% of the volume weighted average trading price on the Australian Stock Exchange of our Ordinary Shares for the 90 trading days prior to May 31, 2009, and is subject to customary anti-dilution adjustments.

Options issued to Kestrel Energy, Inc. Shareholders. On October 17, 2006, the Company entered into a settlement agreement with certain dissenting shareholders of Kestrel Energy, Inc., pursuant to which the Company agreed to issue to such shareholders an aggregate of options to purchase 3,000,000 Ordinary Shares at a price of A$0.42 per share.

Options issued to Officers, Directors and Employees. As at June 30, 2007, there were options outstanding to purchase 6,000,000 Ordinary Shares at A$0.45 per share, expiring on May 31, 2011, and options outstanding to purchase 6,100,000 Ordinary Shares at A$0.25 per share, expiring on December 31, 2009.

On November 8, 2007, options were issued to employees to purchase 4,000,000 Ordinary Shares at A$0.30 per share, expiring October 10, 2012.

Options issued to Certain Shareholders. On October 11, 2007, options were issued to purchase 3,379,077 Ordinary Shares for A$0.30 per share, expiring on October 31, 2012. These options were issued to certain shareholders as part of the capital raising completed by the Company on October 11, 2007.

History of Share Capital. The following table sets out the history of the Company’s share capital for the past three years.

Fiscal Year	Description of Share Issuance	Number of Shares
Fiscal 2005	Issuance of shares upon exercise of options (i)	1,750,000
	Private Placement (ii)	15,000,000
	Shares issued as consideration for acquisition of Kestrel Energy, Inc.(iii)	21,831,865

Fiscal 2006	Issuance of shares upon exercise of options(iv)	33,312
	Private Placement(v)	92,433,636
	Share Purchase Plan(vi)	9,618,750
	Shares issued as consideration for acquisition of Kestrel Energy, Inc.(iii)	16,116,325
	Shares issued to acquire exploration tenements(vii)	1,662,867

Fiscal 2007	Shares issued as consideration for acquisition of Kestrel Energy, Inc.(iii)	1,704,722
	Private Placement (viii)	16,895,383

(i)	Issued upon the conversion of 1,750,000 options. The options had an exercise price of A$0.20, were issued on December 15, 1999 and expired on November 30, 2005.

(ii)	Issued and sold at a price of A$0.35 per Ordinary Share.

(iii)	Issued to non-US shareholders of Kestrel Energy, Inc. at a rate of five (5) Ordinary Shares for each share of Kestrel’s common stock.

(iv)	Issued upon the conversion of 33,312 options. These options had an exercise price of A$0.25, were issued on December 24, 2004 and expire on December 31, 2009.

(v)	Issued and sold at a price of A$0.42 per Ordinary Share.

(vi)	Issued and sold under the Company’s Share Purchase Plan at A$0.40 per Ordinary Share.

(vii)	Issued at a price of A$0.36 per Ordinary Share as part of the acquisition of the Hawk Springs Project

(viii)	Issued and sold at a price of $A0.20 per Ordinary Share

B.	Memorandum and articles of association.

We are a public company limited by shares registered by the Australian Securities and Investments Commission or ASIC. We were registered on April 6, 1979 and our Australian Company Number is 009 069 005. Subject to the Australian Stock Exchange (“ASX”) Listing Rules and the Corporations Act of Australia (“Corporations Act”), the rights that attach to our shares are detailed in our constitution. Our current constitution was adopted on November 29, 2005. Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia.

The material provisions of our constitution are summarized below. This summary is not intended to be complete, or to constitute a definitive statement of the rights and liabilities of our stockholders and is qualified in its entirety by reference to the constitution which is available as an exhibit to this Registration Statement.

The Corporations Act prohibits directors of companies listed on the Australian Stock Exchange from voting on matters in which they have a material personal interest, requires disclosure of such interest to stockholders, and requires stockholders’ approval of any provision of related party benefits.

Directors’ Compensation

Our directors are paid remuneration for their services as directors. The aggregate amount of remuneration payable to the directors is approved in a general meeting of stockholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our constitution. The fixed sum remuneration for directors shall not be by way of a commission on or percentage of the turnover of our Company or (except in the case of a director who is the managing director or other executive director) its profits.

In the event of a proposal to increase the remuneration of the directors for their ordinary services the notice calling the meeting at which such increase is to be proposed shall state the amount of the proposed increase and the maximum sum that may be paid.

Pursuant to our constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our board of directors are outside the scope of the ordinary duties of a director, or who at the request of the board of directors engages in any journey related to our business, shall be paid extra fixed remuneration or salary either in addition to or in substitution for his share in the remuneration above provided.

In addition to other remuneration provided in our constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending Company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our constitution, a director may be paid a retirement benefit as determined by the board of directors in accordance with the Corporations Act and the Australian Stock Exchange Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our constitution, the management and control of our business affairs are vested in our board of directors.

The board has the powers to raise or borrow any sums of money and to secure the payment or repayment of such monies and any other obligation or liability in the manner and on the terms it thinks fit, whether upon the security of any mortgage or by issue of debentures or debenture stock charged upon all or any of our property including its goodwill undertaking and uncalled capital for the time being or upon bills of exchange promissory notes or other obligations or otherwise.

Retirement of directors

Pursuant to our constitution, one third of directors other than the director who is the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected. The date each Director must retire and be nominated for re-election, if appropriate is detailed in Item 6A.

There are no requirements in our constitution regarding the retirement of directors at any particular age. The Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our stockholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director’s age.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the Australian Stock Exchange Listing Rules rights attaching to our shares are detailed in our constitution. Our constitution provides that, any of our shares shall be Ordinary Shares and may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board of directors may from time to time determine, and either at a premium or at par (subject to the provisions of the Corporations Act 2001) at a discount (subject to certain conditions set forth in our constitution). Subject to the prior approval at a general meeting and notwithstanding anything contained in our constitution, the board may allot, grant options over any shares to any person or company if such allotment would have the effect of transferring a controlling interest provided that this prohibition shall not apply in any case either where such allotment is pursuant to an offer of shares to the holders of Ordinary Shares as nearly as practicable in proportion to their respective shareholding or where such person or company is already registered as the holder of a majority of the issued shares prior to such allotments. Currently our outstanding share capital consists of only one class of Ordinary Shares.

Dividend Rights

The board may from time to time determine to pay dividends to stockholders as appear to the board to be justified by our profits. All dividends must be paid in accordance with the timetable set out in the Listing Rules. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our constitution.

Voting Rights

Under our constitution, each stockholder has one vote determined by a show of hands at a meeting of the stockholders. On a poll vote each stockholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, stockholders are not permitted to approve corporate matters by written consent. Our constitution does not provide for cumulative voting.

Right to Share in our Profits

Pursuant to our constitution, our stockholders are entitled to participate in our profits only by payment of dividends.

The board may from time to time determine to pay dividends to the stockholders, however no dividend is payable except out of our profits. A declaration by the board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our constitution provides, subject to the sanction of a special resolution, that the liquidator may divide amongst the members in-kind the whole or any part of the assets, and he may determine how the division shall be carried out as between the members or different classes of members.

Redemption Provisions

There are no redemption provisions in our constitution in relation to Ordinary Shares. Under our constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are or may at our option, be liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our constitution in relation to Ordinary Shares.

Liability for Further Capital Calls

According to our constitution, and subject to compliance with the requirements of the Corporations Act 2001, the board may make any calls from time to time upon stockholders in respect to all monies unpaid on shares, whether on account of the nominal value of the shares or by way of premium, and not by the terms of issue of those shares made payable at fixed times. Each stockholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the board. Calls may be made payable by installment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our constitution provides that if at any time the capital is divided into different classes of shares, the rights attaching to any class of shares, may (unless otherwise provided by the terms of issue of the shares of that class), whether or not we are being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. The provisions of our constitution relating to general meetings shall apply to every such meeting, except that the necessary quorum shall be members present holding or representing three quarters of the nominal amount of the issued shares of the class and that any member present holding shares of the class may demand a poll.

General Meetings of Stockholders

General meetings of stockholders may be called by the board of directors whenever it deems fit, provided that a general meeting to be called the annual general meeting must be held at least once every calendar year and held in accordance with the Corporations Act 2001. Except as permitted under the Corporations Act, stockholders may not convene a meeting. Under the Corporations Act, stockholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of stockholders with at least 5% of the votes that may be cast at a general meeting or at least 100 stockholders who are entitled to vote at the general meeting. Twenty-eight days’ notice of the proposed meeting of our stockholders is required under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act of 1974. Generally this act applies to acquisitions or proposed acquisitions:

•
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company, and

•
by non associated foreign person which would result such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest, or if it resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the Company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our constitution, which require a stockholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial stockholder to notify us and the Australian Stock Exchange once a 5% interest in our shares is obtained. Further, once a stockholder owns a 5% interest in us, such stockholder must notify us and the Australian Stock Exchange of any increase or decrease of 1% or more in its holding in our shares.

Conditions for Change of Capital

There are no conditions imposed by our constitution relating to changes in our capital which are more stringent than are required by the Corporations Act.

Stock Issues and Takeover Attempts

We are governed by the Corporations Act which provides stockholders with broad protection in relation to takeovers, including:

•	that the acquisition of control over voting shares takes place in a efficient, competitive and informed market;

•	that stockholders have enough information to assess the merits of a proposal; and

•
that stockholders all have a reasonable and equal opportunity to participate in any benefits accruing to the stockholders through any proposal under which a person would acquire a substantial interest.

Further, subject to limited exceptions provided in the Australian Stock Exchange Listing Rules, we must not issue or agree to issue shares, without the approval of holders of our Ordinary Shares, for three months after we are told in writing that a person is making or proposes to make, a takeover for our shares.

The exceptions to the listing rule are as follows:

•	an issuance or agreement to issue which we have notified the Australian Stock Exchange of before we are told a person is making or proposes to make a takeover for our shares;

•	an issuance to our ordinary stockholders on a pro-rata basis;

•	an issuance made due to an exercise of rights of conversion already in existence;

•	an issuance by us as consideration for an off-market takeover bid made by us where we are required to comply with the provisions of the Corporations Act;

•	an issuance under a dividend stock distribution plan that is in operation before we are told a person is making or proposes to make a takeover for our shares;

•	if there is an agreement to issue shares and such agreement is conditional on ordinary stockholders approving the issuance before the issuance is made.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporation Act. Any person has the right to inspect our Company registers on payment of a fee. Stockholders are not required to pay a fee for inspection. Any person may obtain copies of a register or any part of the register upon payment of a fee as prescribed by us. Further, we must ensure that the minute books for the meetings of our stockholders are open for inspection to our stockholders free of charge. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspections by stockholders, However, a stockholder may apply to a court to make an order for inspection of our books, if the applicant stockholder is acting in good faith and the inspection is make for a proper purpose.

CHESS

We participate in the Clearing House Electronic Sub-Register System, known as CHESS, which is maintained by the CHESS Securities Clearing House pursuant to the Australian Stock Exchange Listing Rules and the Securities Clearing House Business Rules. CHESS is an electronic transfer and settlement system, with no requirement for paper transfer documents. Accordingly, the legal registered record of holding balances for our CHESS-approved shares are recorded on either of the electronic CHESS sub-register or the electronic issuer sponsored sub-register, which together form the complete Company register. We do not issue share certificates to stockholders. Instead, we provide stockholders with a holding statement (similar to a bank account statement) that sets out the number of Ordinary Shares registered in each stockholder’s name. This statement also advises stockholders of their holder identification number or stockholder reference number and relevant particulars. If a shareholding changes during any month, stockholders will receive a statement after the end of that month. Stockholders may also request statements at any other time (subject to payment of a small administration fee).

C.	Material contracts.

Syndicated Convertible Loan Facility Agreement. On May 26, 2006, our wholly-owned subsidiary, Samson Oil and Gas USA, Inc. (“Samson USA”) entered into a convertible loan agreement (the “Loan Facility”) with Macquarie Bank Limited, pursuant to which Samson USA agreed to incur and secure senior convertible loans in an aggregate principal amount of US$21 million (the “Loans”) for the purpose of financing the purchase of the Jonah and Look Out Wash Fields. In June 2006, the Company repaid US$1 million of the outstanding principal amount. The Loans are secured by substantially all of the assets of the Company and its subsidiaries, including Samson USA, and are guaranteed by the Company. This loan consists of two tranches:

Tranche A
Interest rate: 9.25%
Maturity date: May 31, 2011

This loan has a face value of US$11,000,000. In addition, 11,000,000 options were granted to Macquarie Bank Limited as part of the loan agreement. These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan. This portion of the debt would not be required to be repaid in the event that Macquarie Bank Limited chose to convert the debt to equity. The exercise price of the options is 53.8 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to May 30, 2006.

Tranche B
Interest rate: 9.7%
Maturity date: May 31, 2011

This tranche may be prepaid at any time at the Company’s option before May 31, 2009, however there is no requirement for the Company to repay the loan prior to May 31, 2011. This tranche of the loan was originally drawn down for US$10,000,000. On June 30, 2006, the Company repaid US$1,000,000.

This loan is recorded at the spot rate applicable at June 30, 2007, being AUD/USD 0.8488.

10,000,000 options were also granted to Macquarie Bank Limited as part of the loan agreement. These options can be exercised at Macquarie Bank Limited’s discretion between May 31, 2009 and May 31, 2011. This portion of the debt would not be required to be repaid in the event that Macquarie Bank Limited chose to convert the debt to equity. The exercise price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to May 31, 2009, and is subject to adjustment in accordance with customary market practice.

Purchase and Sale Agreement (Stanley Energy, Inc.). On March 14, 2006, Samson USA entered into a Purchase and Sale Agreement with Stanley Energy, Inc. and Stanley Energy W., Inc. (together the “Seller”), pursuant to which Samson USA agreed to purchase and the Seller agreed to sell certain interests and assets and property related to the Jonah and Look Out Wash Fields for an aggregate purchase price of US$36,300,000. The transaction closed on May 29, 2006.

Hedging Arrangements. On September 19, 2006, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

D.	Exchange controls.

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to Samson for the movement of funds in and out of Australia. However, payments to or from (or relating to) Iraq, its agencies or nationals, the government or a public authority of Libya, or certain Libyan undertakings, the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies, the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), its senior officials or the adult members of their immediate families, may not be made without the specific approval of the Reserve Bank of Australia.

At the present time, remittances of any dividends, interest or other payment by Samson to non-resident holders of Samson’s securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under our Constitution, to the right of non-residents to hold or vote our Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”). The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.

Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. As of the date of this Registration Statement, approximately 20% of the fully paid outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia. In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Samson. However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of Samson.

Corporations Act 2001

As applied to Samson, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in Samson if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises. The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest. For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in Samson is deemed to have a relevant interest in those shares. Certain situations (set out in section 609 of the Corporations Act 2001), which would otherwise constitute the holding of a relevant interest, are excluded from the definition.

A person’s voting power in Samson is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

E.	Taxation.

The taxation discussion set forth below describes the material Australian income tax and US federal income tax consequences of ownership of our Ordinary Shares or ADSs by a US Holder (as defined below). This discussion is based on the Australian and US tax laws currently in force at the date of this Registration Statement. The comments do not take into account or anticipate any changes in law (by legislation or judicial decision) or any changes in administrative practice or interpretation by the relevant authorities. If there is a change, including a change having a retrospective effect, the comments would have to be considered in light of the changes. This discussion does not address any tax consequences arising under the laws of any state or local jurisdiction, nor of any foreign jurisdictions other than Australia and the United States.

These comments are not exhaustive of all income tax consequences that could apply in all circumstances of any given Shareholder or ADS holder. We recommend that prospective purchasers or holders of our Ordinary Shares or ADSs consult their own tax advisors regarding the Australian and US federal, state and local tax, and other tax consequences of, purchasing, holding, owning, disposing of or otherwise transferring our Ordinary Shares and ADSs in their particular circumstances. Neither the Company nor any officers accept liability or responsibility with respect of such consequences. Further, special additional rules may apply to particular Shareholders, such as insurance companies, superannuation funds and financial institutions.

Australian Taxation

The following discussion of the Australian taxation implications is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, International Tax Agreements Act 1953 (IntTAA) which includes the United States Convention as amended by the United States Protocol (USDTA), public taxation rulings and available case law current as at the date of this Registration Statement on Form 20-F (all of which are collectively referred to in this section as “Australian Taxation Laws”). The Australian Taxation Laws and their interpretation are subject to change at any time.

General Principle of Taxation in Australia

This discussion only deals with two items of income that may arise from an investment in the shares or ADSs in us, namely:

•	any capital gain made on a sale of the shares or ADSs; and

•	any dividends which may be paid by the Company with respect to those shares (or ADSs). Please note that we have not paid any dividends to date and do not expect to pay any in the near to medium term.

The discussion is relevant only to shareholders or ADS holders that are not residents of Australia for tax purposes, and are residents of the US for the purposes of the USDTA (“US Equity Holders”).

Capital Gains on Sale of Shares or ADSs

Under Australian law, income tax is typically not payable on the gain made on the disposal of Ordinary Shares or ADSs by US Equity Holders unless the profit is of income in nature and sourced in Australia or the sale is subject to tax on any net capital gains, in each case as broadly summarized below.

When the Profit on Sale is Income in Nature

Where a US Equity Holder:

•	holds its Ordinary Shares or ADSs as trading stock or otherwise on revenue account;

•	carries on a business in Australia through a permanent establishment or fixed base; and

•	holds the Ordinary Shares or ADSs as part of that business,

any profit on the sale of the Ordinary Shares or ADS’s (as the case may be) would be required to be included in the assessable income of the relevant US Equity Holders and taxed accordingly.

When the Sale is Subject to Capital Gains Tax

A US Equity Holder will be required to include in its assessable income in Australia any “net capital gains” that it makes on “indirect Australian real property interests” (“IARPI”). Broadly, IARPI will exist where:

•
the U.S Equity Holder and its associates have a 10% or more direct participation interest in us and owned the shareholding at the time of disposal or throughout a 12 month period beginning no earlier than 24 months before the sale of the shareholding, and ending no later than the date of sale of the shareholding; and

•	at the time of the sale of the shareholding more than 50% of the market value of our assets are attributable to Australian real property (broadly Australian land and interest in Australian land).

Therefore, unless a US Equity Holder and its associates holds a direct participation interest of at least 10% it will not make a taxable capital gain or capital loss for Australian tax purposes with respect to the sale of shares or ADSs, irrespective of the percentage of our assets that constitute Australian real property. Therefore there will be no tax payable on any gain on the sale of the shares or ADSs.

Where a US Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•	at the time of sale less than 50% of the market value of our assets are attributable to Australian real property,

that US Equity Holder will not be subject to Australian tax on any gain or loss with respect to the sale of shares or ADSs.

Where a US Equity Holder, with its associates holds;

•	a direct participation interest of at least 10%; and

•	at the time of sale more than 50% of the market value of our assets are attributable to Australian real property,

that US Equity Holder will be required to calculate its net capital gains for the relevant income year taking into account the capital gain or capital loss made on the sale of the shares or ADSs. The net capital gain is then included in the US Holder’s assessable income in Australia and will be taxed accordingly.

A summary of a method for calculating net capital gains is to:

•	deduct from the capital gains all capital losses;

•	deduct from the capital gain all past unapplied net capital losses; and

•
reduce the remaining capital gain by any applicable capital gains discount. Natural persons and some trusts are entitled to a 50% capital gains discount in circumstances where the shares or ADSs have been sold after being held for in excess of a 12 month period. The 50% capital gains discount is not available to companies.

Dividends

Dividends paid by Samson to US Equity Holders are only subject to the withholding tax provisions of the Australian Taxation Laws.

Australia has an imputation system which allows a company which distributes profits to its members to pass on to its members a credit for the tax already paid by the company to its members. This is known as a franking credit. The amount of the franking credit attached to the dividend is at the discretion of the paying company, but cannot exceed the balance of the company’s franking account (broadly the net of any income tax paid less franking credits attached to previous dividends). To the extent that the dividend is franked, the dividend is not subject to withholding tax when paid to US Equity Holders. This means that a fully franked dividend is not subject to any withholding tax.

Any part of a dividend paid to you which is not franked is subject to dividend withholding tax in Australia. The withholding tax rates under the USDTA are as follows:

•	generally 15% of the gross amount of the dividend, however;

•
this is reduced to 5% of the gross amount of the dividend if the US Equity Holder who is beneficially entitled to the dividend is a company which holds at least 10% of the voting power in the company, and

•
this is reduced to nil if the US Equity Holder who is beneficially entitled to the dividends is a company who has held shares (or ADSs) which hold a voting power of at least 80% for at least a 12 month period (subject to certain other conditions).

In the case of a US Equity Holder carrying on business in Australia through a permanent establishment or performing independent personal services through a fixed base in Australia with which the holding of shares (or ADSs) is effectively connected, no withholding tax will apply, instead the dividends form part of the normal assessable income subject to tax in Australia under the USDTA.

A dividend which is unfranked is also exempt from withholding tax to the extent that it consists of certain income from foreign sources (for example dividends from foreign companies in which the shareholder owns at least a 10% interest). It may be possible to pay such dividends to US Equity Holders without the imposition of withholding tax under the Australian “Conduit Foreign Income” rules. Essentially conduit foreign income is foreign income received by a non-Australian resident (you) via an Australian corporate tax entity (us).

In the event we paid a dividend we would provide Equity Holders with notices detailing the extent to which a dividend is franked or unfranked, or represents conduit foreign income, and the deduction, if any, of withholding tax. If a dividend paid is subject to withholding tax, or would be so but for being franked, no further Australian tax is payable on the dividend.

There are also additional exemptions depending on the nature of the shareholder which are designed to ensure that an entity that is otherwise exempt from tax is not subject to withholding tax, e.g., charitable institutions.

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. Holder of owning our Ordinary Shares or ADSs. This discussion is based upon the Internal Revenue Code of 1986 as amended (the “Code”), regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect and available on the date of this Registration Statement, any of which may change, possibly retroactively. Such a change could affect the continuing validity of this discussion.

For purposes of this section headed “U.S. Taxation,” the term “U.S. Holder” means a beneficial owner of Ordinary Shares or ADSs who for U.S. federal income tax purposes is:

•	a citizen or individual who is a resident of the United States for U.S. federal income tax purposes;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•
a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or,

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our Ordinary Shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of such partner and the activities of the partnership. If you are a partner in a partnership holding our Ordinary Shares or ADSs, you should consult your tax advisor(s).

This discussion assumes that you are a U.S. Holder and hold your Ordinary Shares or ADSs as capital assets within the meaning of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S-corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a holder of our Ordinary Shares or ADSs subject to the alternative minimum tax provisions of the Code;

•	a holder of our Ordinary Shares or ADSs who received our Ordinary Shares or ADSs through the exercise of employee stock options, otherwise as compensation, or through a tax-qualified retirement plan;

•	a holder who is a person that has a functional currency other than the U.S. dollar, certain expatriates, or not a U.S. Holder;

•	a holder of options granted under any benefit plan;

•	a holder of our Ordinary Shares or ADSs who holds our Ordinary Shares or ADSs as part of a hedge, straddle or constructive sale or conversion transaction; or,

•	a holder of our Ordinary Shares or ADSs who owns, or is treated as owning under certain attribution rules, 5% or more of the aggregate amount of our Ordinary Shares or ADSs.

This section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes a holder of ADSs will be treated as the owner of the Ordinary Shares represented by those ADSs. Exchanges of Ordinary Shares for ADSs, and of ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax.

Sale of Ordinary Shares and ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the amount realized on the sale or disposition and (ii) the tax basis, determined in U.S. dollars, of those Ordinary Shares or ADSs. Capital gain of a non-corporate U.S. Holder that is recognized in a tax year beginning before January 1, 2011 will generally be taxed at a maximum rate of 15% if the holder has a holding period greater than 12 months. The gain or loss on the sale or other disposition of our Ordinary Shares or ADSs by a U.S. Holder will generally be income or loss from sources within the United States for purposes of computing the foreign tax credit limitation.

Dividends

We do not expect to pay dividends in the foreseeable future. However, subject to the passive foreign investment company rules discussed below, a U.S. Holder must include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The holder must include any Australian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder (in the case of Ordinary Shares) or the depositary (in the case of ADSs) receives the dividend, actually or constructively.

Except as described below, dividends paid to a non-corporate U.S. Holder of our Ordinary Shares or ADSs before January 1, 2011 would be “qualifying dividends” to such holder. Qualifying dividends are taxed at the rates applicable to long-term capital gains (generally at a maximum rate of 15%). However, dividends will not be qualifying dividends (and will be taxed at ordinary income rates) if (i) the holder fails to hold the Ordinary Shares or ADSs for at least 61 days during the 120 day period beginning 60 days before the ex-dividend date; or (ii) the IRS determines that the USDTA is not a comprehensive income tax treaty that entitles our dividends to qualifying dividend treatment and our Ordinary Shares or ADSs are no longer readily tradeable on an established securities market in the United States.

In the case of a corporate U.S. Holder, dividends on Ordinary Shares and ADSs are taxed as ordinary income and will not generally be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the holder’s basis in the Ordinary Shares or ADSs and thereafter as capital gain.

Subject to certain limitations, Australian tax withheld in accordance with the USDTA and paid over to Australia will be creditable against the taxpayer’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Australian law or under the Australian treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the U.S. and will generally will be “passive income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Passive Foreign Investment Company Status

Although we believe that we will not be a PFIC for 2008 and do not expect to become a PFIC in the foreseeable future, the tests for determining PFIC status depend upon a number of factors. Some of these factors are beyond our control, and we cannot assure you that we will not be or have not been a PFIC.

A non-U.S. corporation will be classified as a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. Whether or not we will be classified as a PFIC in any taxable year is a factual determination and will depend upon our assets, the market value of our Ordinary Shares, and our activities in each year and is therefore subject to change.

If we are a classified as a PFIC for any taxable year, the so-called “interest charge regime” of Code Section 1291 will apply to any U.S. Holder of Ordinary Shares or ADSs that does not make a mark-to-market or qualifying electing fund election, as described below. Under the interest charge regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of the Ordinary Shares or ADSs (possibly including a gift, exchange in a corporate reorganization, or grant as security for a loan) and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder’s holding period for the Ordinary Shares or ADSs), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the Ordinary Shares or ADSs; (ii) the portion of such gain or distribution that is allocable to prior taxable years will, with certain exceptions, be subject to tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such holder; and (iii) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.

If we are classified as a PFIC for any taxable year and our Ordinary Shares or ADSs are treated as “marketable securities” under applicable U.S. Treasury Regulations, a U.S. Holder may avoid the interest charge regime by making a valid “mark-to-market” election with respect to the Ordinary Shares or ADSs. If a valid mark-to-market election is made, the electing U.S. Holder generally (i) will be required to recognize as ordinary income an amount equal to the difference, if any, between the fair market value of the Ordinary Shares or ADSs and the holder’s adjusted tax basis in such Ordinary Shares or ADSs at the close of each taxable year, and (ii) if the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs exceeds their fair market value, will be allowed to deduct the excess as an ordinary loss to the extent of the net amount of income previously included as a result of the mark-to-market election. A U.S. Holder’s basis in its Ordinary Shares or ADSs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election, and any gain or loss on the disposition of Ordinary Shares or ADSs will generally be ordinary income, or, to the extent of previously included mark-to-market inclusions, ordinary loss. Each U.S. Holder must make their own mark-to-market election. Once made, the election cannot be revoked without the consent of the Internal Revenue Service unless the Ordinary Shares or ADSs cease to be marketable securities. Under applicable U.S. Treasury Regulations, marketable securities includes stock of a PFIC that is “regularly traded” on a qualified exchange or other market. Because our Ordinary Shares are traded on the Australian Stock Exchange and our ADSs will be traded on the Nasdaq National Market if and when listed thereon, we expect the Ordinary Shares and ADSs to be treated as “regularly traded,” and a U.S. Holder should be able to make a mark-to-market election. However, no assurance that our Ordinary Shares or ADSs will be marketable securities can be given.

The interest charge regime would not apply to any U.S. Holder who is eligible for and timely makes a valid “qualifying electing fund” (“QEF”) election, in which case such holder would be required to include in income on a current basis such holder’s pro rata share of our ordinary income and net capital gains. However, a QEF election is valid only if we provide certain annual information to our shareholders. We have not decided at this time whether we will provide such annual information and thus it is possible that U.S. Holders will not be able to make a valid QEF election with respect to our Ordinary Shares and ADSs.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. In general, these rules allocate creditable foreign taxes over the U.S. Holder’s holding period for Ordinary Shares or ADSs and otherwise coordinate the foreign tax credit limitation rules with the PFIC rules.

In addition to the special PFIC tax regime, dividends paid on shares of a PFIC are not eligible for the reduced rate of taxation of dividends received by non-corporate U.S. Holders on shares of qualifying corporations for purposes of the Jobs and Growth Tax Relief Reconciliation Act of 2003. Instead, dividends paid on shares of a PFIC are taxed at the higher rates applicable to items of ordinary income. If we are a PFIC for any taxable year, U.S. Holders who acquire Ordinary Shares or ADSs from decedents could be denied the step-up in the tax basis for such Ordinary Shares or ADSs that would have been available if were not a PFIC.

If we are a PFIC in a taxable year and own shares in another PFIC (a “lower-tier PFIC”), a U.S. Holder also will be subject to the interest charge regime with respect to its indirect ownership of the lower-tier PFIC. The mark-to-market election would not be available for any indirect ownership of a lower-tier PFIC. A QEF election can be made for a lower-tier PFIC, but only if we provide the U.S. Holder with the financial information necessary to make such an election.

U.S. Holders who own Ordinary Shares or ADSs during any year in which we are a PFIC must file IRS Form 8621 with their U.S. federal income tax return for each year in which such holder owns Ordinary Shares or ADSs, even if we subsequently would not be considered a PFIC.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to Ordinary Shares or ADSs and proceeds from the sale, exchange, redemption, or other disposition of Ordinary Shares or ADSs may be subject to information reporting to the IRS and U.S. backup withholding. Certain exempt recipients, including corporations, are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and who makes any other required certification. U.S. persons who are required to establish their exempt status generally must provide to us or our depositary an IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

F.	Dividends and Paying Agents

The Bank of New York, as depositary, executes and delivers American Depositary Receipts, or ADRs, on behalf of Samson. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS represents 20 Ordinary Shares (or a right to receive 20 Ordinary Shares). The depositary has agreed to pay to the holders of our ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Each holder of our ADSs will receive these distributions in proportion to the number of Ordinary Shares represented by such holder’s ADSs.

G.	Statement by experts.

The consolidated financial statements of Samson Oil & Gas Limited as of June 30, 2007 and 2006 and for each of the three years in the period ended June 30, 2007 appearing in this Registration Statement have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm experts in accounting and auditing.

The statement of combined revenues and direct operating expenses of certain oil and gas properties of Stanley Energy Inc. for the period from July 1, 2005 through May 29, 2006 and for the year ended June 30, 2005 appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of operations, statement of cash flows and statement of changes in shareholders’ equity of Kestrel Energy, Inc for the period from July 1, 2004 to January 31, 2005, appearing in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Jeffrey Rhodes, P.E., has consented to the inclusion in this Registration Statement of his engineering report of our oil and gas reserves as at the years ended June 30, 2005 and June 30, 2006.

MHA Petroleum Consultants, Inc. has consented to the inclusion in this Registration Statement of the statement of oil and gas reserves contained in its engineering report for the year ended June 30, 2007.

H.	Documents on display.

We have filed this Registration Statement on Form 20-F with the SEC, under the Securities and Exchange Act of 1934, as amended, with respect to our Ordinary Shares. You may read and copy all or any portion of this Registration Statement or other information in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site ( http://www.sec.gov ) that contains all of our filings with the SEC. The documents concerning us may also be viewed at our offices in Lakewood, Colorado during normal business hours.

I.	Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks.

Commodities Price Risk. Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities.

In order to protect the Company from the uncertainty associated with gas prices, we have entered into a fixed forward swap with contract with Macquarie Bank Limited on September 19, 2006 with respect to natural gas indexed at CIG for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 to March 2007	35,000 MMBTU
April 2007 to December 2008	25,000 MMBTU
January 2008 to October 2009	20,000 MMBTU

On February 20, 2007, the Company entered into a fixed forward swap agreement with Macquarie Bank Limited with response to natural gas indexed at CIG for US$6.15 per MMBTU for 25,000 MMBTU per month from March 2007 to September 2009.

For the year ended June 30, 2007, the Company received cash inflow in relation to these contracts of $522,063 and recognised a loss of $588,146 in relation to the movement in the fair value of these instruments at June 30, 2007.

For the four months ended October 31, 2007, the Company received cash inflow in relation to these contracts of $830,556  and recognised a loss of $$436,397 in relation to the movement in the fair value of these instruments at October 31, 2007.

The analysis of impact of change in oil and gas prices below does not consider the effect of fixed forward swaps.

Impact of a change in oil and gas prices for the year ended June 30, 2007

	A$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $1,057,228	Decrease by 40.61
Decrease of 10 % in oil and gas prices	Increase by $1,057,228	Increase by 40.61

Impact of a change in oil and gas prices for the year ended June 30, 2006

	A$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $540,270	Decrease by 2.12
Decrease of 10 % in oil and gas prices	Increase by $540,270	Increase by 2.12

Impact of a change in oil and gas prices for the year ended June 30, 2005

	A$ value of impact on net loss	% value of impact on net loss
Increase of 10% in oil and gas prices	Decrease by $107,980	Decrease by 13.6
Decrease of 10 % in oil and gas prices	Increase by $107,980	Increase 13.6

Interest Rate Risk. We have minimal interest rate risk as our long-term indebtedness have a fixed rate interest rate.

Foreign Currency Risk. We have one controlled subsidiary based in the United States. The functional currency of this subsidiary is US$. As a result of this significant investment in operations in the United States, our financial condition can be affected significantly by movements in the US$/A$ exchange rates. We have managed some of this risk by borrowing funds to finance a portion of this investment in US$. The majority of our material revenue and expenses are also incurred in US$, thereby creating a natural hedge for the Company and minimizing our foreign current risk

As the Company’s embedded derivative is valued using USD inputs, movements in the AUD:USD foreign currency rate will have an effect on the valuation of the embedded derivative. The following table shows the impact of a +/- 10% movement in the AUD:USD exchange rate at June 30, 2007.

	AUD:USD 2007	AUD Value of Embedded Derivative at June 30, 2007	AUD Impact of Change in Foreign Exchange Rate on Net Loss at June 30, 2007
Value at June 30, 2007	0.8488	3,104,073	—
10% increase in the exchange rate	0.9337	2,936,185	167,888
10% decrease in the exchange rate	0.7639	3,286,239	(182,166)

Item 12.	Description of Securities Other than Equity Securities.

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 Ordinary Shares (or a right to receive 20 Ordinary Shares) deposited with Bank of New York, each as the custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

Our ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through a broker or other financial institution. If our ADSs are held directly, the holder of the ADS is an ADR holder. This description assumes our ADSs are held directly. If our ADSs are held indirectly, the indirect holder must rely on the procedures of his, her or its broker or other financial institution to assert the rights of ADR holders described in this section and should consult with his, her or its broker or financial institution to find out what those procedures are.

Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary and our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. We will not treat our ADR holders as one of our shareholders and our ADR holders will not have shareholder rights. Australian law governs shareholder rights. (For a description of our shareholders’ rights. See “Item 10. Additional Information - A. Description of Share Capital” and “Item 10. Additional Information - B. Constitution.” The depositary will be the holder of the shares underlying our ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, our ADR holders should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will our ADR holders receive dividends and other distributions on the Ordinary Shares?

The depositary has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of shares their ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Item 10. Additional Information - E. Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution in proportion to the number of ADRs representing the underlying shares. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. Before making a distribution, the depositary will deduct any withholding taxes and fees that must be paid.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to our ADR holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, our ADR holders will receive no value for them.

The depositary will not offer the rights unless both the rights and the securities to which the rights relate are exempt from registration under the Securities Act or are registered under the Securities Act. If the depositary makes rights available to our ADR holders, it will exercise the rights and purchase the shares at the request of and on each ADR holder’s behalf if our ADR holders pay it the exercise price and any other charges the rights require our ADR holders to pay. The depositary will then deposit the shares and deliver ADSs to our ADR holders.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, our ADR holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to our ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to our ADR holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that our ADR holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to them.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if our ADR holders or their brokers deposit Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names our ADR holders request and will deliver the ADRs at its office to the persons our ADR holders request.

How do ADR holders cancel an ADR and obtain shares?

Our ADR holders may turn in their ADRs at the depositary’s office in order to withdraw the securities represented by the ADR. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADR to the ADR holder or a person he, she or it designates at the office of the custodian. Or, at the ADR holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do our ADR holders vote?

Our ADR holders may instruct the depositary to vote the Ordinary Shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. Otherwise, our ADR holders will not be able to exercise their right to vote unless they withdraw the Ordinary Shares. However, our ADR holders may not know about the meeting enough in advance to withdraw the shares.

If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The materials will (1) describe the matters to be voted on and contain such information as is contained in the notice from us, (2) include a statement that the ADR holders on a specified record date will be entitled to direct the depositary to vote the shares or other deposited securities underlying the ADSs, subject to applicable law and our Constitution, and (3) explain how our ADR holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement and the depositary’s operating documents, to vote or to have its agents vote the shares or other deposited securities as our ADR holders instruct. The depositary shall not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADR holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as they requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to our ADR holders

A fee equivalent to the fee that would be payable if securities distributed to our ADR holders had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when our ADR holders deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars
• Whenever the depositary or the custodian receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States

Persons depositing shares or ADR holders must pay:	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities

If we:	Then:
• Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to our ADR holders • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask our ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying new deposited securities.

Payment of Taxes

The ADR holder is required to pay all taxes and other governmental charges that may be payable in respect of any their ADSs, or the shares or other securities underlying their ADSs. The depositary may refuse to effect a transfer of any ADRs or refuse to effect the withdrawal of any securities underlying the ADRs while any such taxes and charges are outstanding. The depositary may deduct the amount of any taxes owed from any payments to our ADR holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Our ADR holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to our ADR holders any proceeds, or send to our ADR holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without the consent of our ADR holders for any reason which we deem desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, our ADR holders are considered, by continuing to hold their ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. In no event will an amendment impair the right of ADR holders to surrender and withdraw the underlying securities, except in order to comply with the applicable law.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so by notifying our ADR holders at least 60 days before termination. The depositary may also terminate the deposit agreement if the depositary has notified us that it would like to resign and by notifying our ADR holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADRs. At any time after the expiration of four months from the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations after the sale of the deposited securities will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf any of our ADR holders or on behalf of any other party;

•
are not liable for any action or non action in reliance on the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holders or any other person believed in good faith to be competent to give such information;

•	are not liable for any acts or omissions made by a successor depositary; and

•	are not responsible for a failure to carry out any instructions for the depositary to vote the ADSs.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Ordinary Shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Ordinary Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

•	delivery of the certificates that we may specify to the depositary to assure compliance with the Securities Act; and

•	compliance with laws and regulations, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Right of our ADR holders to Receive the Ordinary Shares Underlying their ADRs

Our ADR holders have the right to cancel their ADRs and withdraw the underlying shares at any time except:

•
When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When ADR holders seeking to withdraw Ordinary Shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Ordinary Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying Ordinary Shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection Rights of ADR Holders

The depositary will make available for inspection by holders of ADRs at its Corporate Trust Office any reports, notices and other communications, including any proxy soliciting material, received from the Company which are received by the depositary as the holder of the underlying Ordinary Shares and made generally available to the holders of Ordinary Shares by the Company. The depositary will keep books, at its Corporate Trust Office, for the registration of ADRs and transfers of ADRs which shall at all reasonable times be open for inspection by the ADR holders, provided that such inspection shall not be for the purpose of communicating with other ADR holders for purposes other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Not applicable.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The Financial Statements of the Company and its predecessor entity, Kestrel Energy, Inc., and the relevant Report of Independent Registered Public Accounting Firm and Reports of Independent Auditors are included on pages F-1 through F-88 of this Form 20-F.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
1	Constitution of Samson Oil & Gas Limited. (1)

4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006 between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)

4.2	Security Trust Deed dated May 2006 between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)

4.3	Purchase and Sale Agreement dated March 6, 2006 between Samson Oil & Gas USA Inc., Stanley Energy Inc., and Stanley Energy W., Inc. (1)

4.4	Settlement Agreement dated October 17, 2006 between Kestrel Energy, Inc. and Dissenting Shareholders. (1)

4.5
Letter Agreement dated August 9, 2007 between Macquarie Bank Limited and Samson Oil & Gas USA, Inc. and Samson Oil & Gas Limited, amending that certain Syndicated Convertible Loan Facility Agreement dated May 26, 2006. (1)

8	List of Subsidiaries. (1)

10.1	Consultancy Agreement dated December 1, 2005 between Samson Oil & Gas Limited and Arndt Energy Limited. (1)

10.2	Letter Agreement, dated July 1, 2006 between Samson Oil & Gas Limited and Arndt Energy Limited, amending the Consultancy Agreement, dated December 1, 2005. (1)

10.3	Employment Agreement, effective at July 1, 2007, between Samson Oil and Gas USA, Inc. and Robyn Lamont. (1)

10.4	Form of Deposit Agreement between Samson Oil & Gas Limited and The Bank of New York. (2)

10.5	Employment Agreement, effective at October 1, 2007, between Samson and Gas USA, Inc. and Robert Gardner.

15.1	Consent of Ernst & Young.

15.2	Consent of Ernst & Young LLP.

15.3	Consent of Ernst & Young LLP.

15.4	Consent of Jeffrey Rhodes.

15.5	Consent of MHA Petroleum Consultants, Inc.

(1)	Incorporated by reference to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on July 13, 2007 and amended on Form 20-F/A.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-6, filed with the Securities and Exchange Commission on July 13, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

SAMSON OIL & GAS LIMITED

/s/ Terence M. Barr
Name: Terence M. Barr Title: Managing Director, Chief Executive Officer and President

Date: November 27, 2007

The following Financial Statements have been included:

Page	Samson Oil & Gas Limited
F-1	Report of Independent Registered Public Accounting Firm- Ernst & Young
F-2	Consolidated Income Statements for the years ended June 30, 2007, 2006 and 2005
F-3	Consolidated Balance Sheets at June 30, 2007 and 2006
F-4	Consolidated Cash Flow Statements for years ended June 30, 2007, 2006 and 2005
F-5	Consolidated Statements of Changes in Equity for the years ended June 30, 2007, 2006 and 2005
F-6	Notes to the Consolidated Financial Statements

Page	Jonah and Look Out Wash Operations
F-75	Report of Independent Auditors - Ernst & Young LLP
F-76	Statements of Revenues and Direct Operating Expenses for the period from July 1, 2005 to May 29, 2006 and for the twelve months ended June 30, 2005 for the Jonah and Look Out Wash operations
F-76	Notes to the Financial Statements for the Jonah and Look Out Wash operations

Page	Kestrel Energy, Inc.
F-79	Report of Independent Registered Public Accounting Firm - Ernst & Young LLP
F-80	Statement of Operations for the period July 1, 2004 to January 31, 2005
F-81	Cash Flow Statement for the period July 1, 2004 to January 31, 2005
F-82	Statement of Changes in Shareholders’ Equity for the period July 1, 2004 to January 31, 2005
F-83	Notes to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Samson Oil & Gas Limited

We have audited the accompanying consolidated balance sheets of Samson Oil & Gas Limited and its controlled entities (the Company) as of June 30, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Samson Oil & Gas Limited and its controlled entities as of June 30, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with Australian Accounting Standards.

Australian Accounting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/s/ Ernst & Young
Perth, Australia

November 21, 2007

CONSOLIDATED INCOME STATEMENT
for the year ended June 30 2007

CONSOLIDATED INCOME STATEMENT

			Consolidated Entity
	Note		2007	2006	2005
			$	$	$
Revenue
Sale of oil and gas	3 (a	)	11,305,725	5,484,575	1,128,898
Finance income	3 (a	)	185,620	300,635	138,077
Total Revenue			11,491,345	5,785,210	1,266,975

Cost of Sales			(7,078,402)	(5,193,645)	(732,313)

Gross Profit			4,412,943	591,565	534,662

Other Income	3 (a	)	3,039,464	2,832,170	790,532

Exploration and evaluation expense			(793,345)	(5,244,288)	(360,544)
General and administrative expenses	3 (b	)	(5,223,419)	(5,448,884)	(1,679,516)
Impairment expense	3 (e	)	(301,751)	(17,816,540)	-
Finance costs	3 (c	)	(3,736,900)	(599,613)	(75,339)

Loss before income tax			(2,603,008)	(25,685,590)	(790,205)

Income tax expense	4		-	-	-

Loss after tax for the period			(2,603,008)	(25,685,590)	(790,205)

Attributable to:
Minority interest			-	(253,417)	1,028
Members of Parent			(2,603,008)	(25,432,173)	(791,233)

Loss after tax for the period			(2,603,008)	(25,685,590)	(790,205)

Basic (loss)/earnings per share (cents)	25		(1.36)	(24.43)	(1.82)
Diluted (loss)/earnings per share (cents)	25		(1.36)	(24.43)	(1.82)

The income statement should be read in conjunction with the accompanying note

CONSOLIDATED BALANCE SHEET
As at June 30 2007

CONSOLIDATED BALANCE SHEET

		Consolidated Entity
	Note	2007	2006
		$	$

Current assets
Cash and cash equivalents	6	3,985,991	15,628,126
Trade and other receivables	7	1,875,479	1,799,639
Investments held for trading	8	552,859	353,000
Prepayments		1,107,394	413,592
Restricted cash	11	1,354,448	-
Total current assets		8,876,171	18,194,357

Non-current assets
Restricted cash	11	171,699	89,449
Property, plant and equipment	9	2,884,845	2,260,368
Exploration and evaluation assets	10	5,411,690	3,704,065
Oil and gas properties	12	46,343,369	53,613,313
Total non-current assets		54,811,603	59,667,195
Total assets		63,687,774	77,861,552

Current liabilities
Trade and other payables	13	2,901,166	3,885,813
Derivative Financial Instruments	18	262,513	-
Provisions	14	93,051	73,619
Total current liabilities		3,256,730	3,959,432

Non-current liabilities
Convertible Notes	15	20,801,211	24,509,728
Derivative financial instruments	18	317,204	-
Provisions	14	1,168,414	1,407,086
Total non-current liabilities		22,286,829	25,916,814
Total Liabilities		25,543,559	29,876,246

Net assets		38,144,215	47,985,306

Equity

Contributed equity	16	69,347,605	69,366,304
Accumulated losses	17	(28,959,382)	(26,356,374)
Reserves	16	(2,244,008)	4,975,376
Parent interests		38,144,215	47,985,306
Minority interests		-	-
Total Equity		38,144,215	47,985,306

Ordinary Shares Issued and Outstanding		192,073,833	190,559,111

The balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended June 30 2007

CONSOLIDATED CASH FLOW STATEMENT

			Consolidated Entity
	Note		2007	2006	2005
			$	$	$

Cash flows from operating activities
Receipts from customers			10,357,077	4,609,517	1,114,805
Cash received from commodity derivative financial instrument			522,063	-	-
Payments to suppliers & employees			(9,148,016)	(4,823,955)	(1,971,766)
Interest received			208,543	273,661	138,077
Interest paid			(2,436,855)	(263,690)	(75,339)
Purchase of listed shares			(5,000)	-	(554,000)
Proceeds from sale of listed shares			175,412	2,546,078	2,093,044
Net cash flows used in operating activities	22 (b	)	(326,776)	2,341,611	744,821

Cash flows from investing activities
Dividends received			-	-	25,000
Net cash effect of acquisition of controlled entity			-	-	362,684
Payments for plant & equipment			(1,418,087)	(3,166,620)	(53,257)
Payments for oil and gas properties			-	(46,603,929)	(903,895)
Payments for exploration, evaluation and development			(7,203,350)	(11,203,208)	(254,133)
Payments for acquisition of minority interest			(835,023)	-	-
Monies advanced for drilling bonds held			-	-	(201,142)
Net cash flows (used in)/ from investing activities			(9,456,460)	(60,973,757)	(1,024,743)

Cash flows from financing activities
Proceeds from issue of share capital			-	42,637,182	5,600,000
Repayment of loan advanced			-	(1,908,431)	(70,912)
Proceeds from payment of loan advanced			-	-	65,000
Proceeds from borrowings			-	27,754,900	-
Payments for borrowing costs				(465,106)	-
Payments for costs associated with capital raising			(1,231,450)	(875,950)	(289,741)
Net cash flows from financing activities			(1,231,450)	67,142,595	5,304,347

Net increase/(decrease) in cash held			(11,014,686)	8,510,449	5,024,425
Net foreign exchange differences			(627,449)	409,496	20,031
Cash at the beginning of the period			15,628,126	6,708,181	1,663,725
Cash at the end of the period	22 (a	)	3,985,991	15,628,126	6,708,181

The cash flow statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30 2007

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Equity Reserve	Options Reserve	Total	Minority Interests	Total Equity
	$	$	$	$	$	$	$	$

At 1 July 2004	10,694,331	(3,189,541)	-	-	-	7,504,790	-	7,504,790

Currency translation differences	-	-	188,079	(22,459)	-	165,620	-	165,620
Profit for the period	-	2,043,340	-	-	-	2,043,340	1,028	2,044,368
Total income/(expense) for the period	-	2,043,340	188,079	(22,459)	-	2,208,960	1,028	2,209,988

Recognition of minority interests							4,070,114	4,070,114
Conversion of options	350,000	-	-	-	-	350,000	-	350,000
Issue of share capital	14,179,253	-	-	-	-	14,179,253	-	14,179,253

At 30 June 2005	25,223,584	(1,146,201)	188,079	(22,459)	-	24,243,003	4,071,142	28,314,145

At July 1 2005	25,223,584	(1,146,201)	188,079	(22,459)		24,243,003	4,071,142	28,314,145
Adoption of AASB 132 and AASB 139	-	222,000	-	-	-	222,000	-	222,000
At July 1, 2005, as adjusted	25,223,584	(924,201)	188,079	(22,569)	-	24,465,003	4,071,142	28,536,145
Currency translation differences	-	-	2,172,205	-	-	2,172,205	29,504	2,201,709
Loss for the period	-	(25,432,173)	-	-	-	(25,432,173)	(253,417)	(25,685,590)
Total income/(expense) for the period	-	(25,432,173)	2,172,205	-	-	(23,259,968)	(223,913)	(23,483,881)
Acquisition of minority interest	3,624,373	-	-	222,856	-	3,847,229	(3,847,229)	-
Share Based Payments	-	-	-	-	2,414,695	2,414,695	-	2,414,695
Issue of share capital	43,276,587	-	-	-		43,276,587	-	43,276,587
Share issue costs	(2,758,240)	-	-	-		(2,758,240)	-	(2,758,240)
At June 30 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306	-	47,985,306

At July 1 2006	69,366,304	(26,356,374)	2,360,284	200,397	2,414,695	47,985,306	-	47,985,306
Currency translation differences	-	-	(5,940,712)	-	-	(5,940,712)	-	(5,940,712)
Loss for the period		(2,603,008)	-	-	-	(2,603,008)	-	(2,603,008)
Total income/(expense) for the period	-	(2,603,008)	(5,940,712)	-	-	(8,543,720)	-	(8,543,720)
Acquisition of minority interest	-	-	-	(1,573,460)	294,788	(1,278,672)	-	(1,278,672)
Share issue costs	(18,699)	-	-	-	-	(18,699)	-	(18,699)
At June 30 2007	69,347,605	(28,959,382)	(3,580,428)	(1,373,063)	2,709,483	38,144,215	-	38,144,215

The statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 1. CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited, (“the Company”) includes financial statements for the consolidated entity comprised of Samson Oil & Gas Limited and it’s 100% owned subsidiaries Samson Oil & Gas USA, Inc and Kestrel Energy Inc for part of the year. On March 5, 2007 Kestrel Energy Inc and Samson Oil and Gas USA Inc merged, with Samson Oil and Gas USA, Inc being the surviving entity.

On July 14, 2006, Kestrel Energy Inc filed a Plan of Merger with the Secretary of State in Colorado. Under Colorado State legislation, this filing had the effect of cancelling all remaining Kestrel Energy Inc shares and granting shareholders the right to receive US$142 per share (based on an average of the previous market price of Kestrel). Following the cancellation of these shares Kestrel Energy Inc, became a 100% owned subsidiary of Samson Oil and Gas Limited. Accordingly, the consolidated financial statements include the results of Kestrel Energy Inc for the twelve months ending June 30, 2007 at 100%.

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia on April 6, 1979 whose shares are publicly traded on the Australian stock exchange.

The nature of the operations and principal activities of the Consolidated Entity are described in Note 21 Segment Reporting.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with accounting standards and other mandatory financial reporting requirements in Australia. The financial report has also been prepared on a historical cost basis, except for assets held for trading and derivative instruments, which have been measured at fair value.

The financial report is presented in Australian Dollars.

b)	Statement of Compliance

In the current year, the Consolidated Entity has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) and Urgent Issues Group that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2006. The adoption of these new and revised Standards and Interpretations did not have a material impact on the financial performance and financial position of the Consolidated Entity.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Consolidated Entity for the annual reporting period ending June 30, 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Consolidated Entity financial report*	Application date for Consolidated Entity*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures.	January 1, 2007
AASB 7 is a disclosure standard so will have no impact on the amounts included in the Consolidated Entity’s financial statements.

However, the amendments will result in changes to the financial instrument disclosures included in the Consolidated Entity’s financial report
July 1, 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Reference	Title	Summary	Application date of standard*	Impact on Consolidated Entity financial report*	Application date for Consolidated Entity*
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11	Amending standard issued as a consequence of AASB Interpretation 11 Group and Treasury Share Transactions	March 1, 2007	This is consistent with the Consolidated Entity’s existing accounting policies for share based payments so will have no impact.	July 1, 2007

AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments	January 1, 2009
AASB 8 is a disclosure standard so will have no impact on the amounts included in the Consolidated Entity’s financial statements. However the new standard may have an impact of the segment disclosures included in the Consolidated Entity’s financial report.
July 1, 2009

AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments
The standard is a result of the AASB decision that, in principle, all accounting policy options currently existing in IFRS should be included in the Australian equivalents to IFRS and the additional Australian disclosures should be eliminated, other than those considered particularly relevant in the Australian reporting environment.
			July 1, 2007	No change to accounting policy. Therefore no impact July 1, 2007	July 1, 2007

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Reference	Title	Summary	Application date of standard*	Impact on Consolidated Entity financial report*	Application date for Consolidated Entity*
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standard issued as consequence of AASB 2007-004.	July 1, 2007	Refer to AASB 2007-4	July 1, 2007

AASB 7	Financial Instruments: Disclosures.	New standard replacing the requirements of AASB 132.	January 1, 2007	Refer to 2005-10	July 1, 2007

AASB 8	Operating Segments’	This new standard will replace AASB 114 Segment Reporting and adopts a management approach to segment reporting	July 1, 2009	Refer to AASB 2007-3	July 1, 2009

AASB 101 (revised October 2006)	Presentation of Financial Statements
Many of the disclosures from previous GAAP and all of the guidance from previous GAAP are not carried forward in the October 2006 version of AASB 101. The revised standard includes some text from IAS 1 that is not in the existing AASB 101 and has fewer additional Australian disclosure requirements than the existing AASB 101.
January 1, 2007
AASB 101 is a disclosure standard so will have no direct impact on the amounts included in the Consolidated Entity’s financial statements. However, the revised standard may result in changes to the disclosures included in the Consolidated Entity’s financial report.
July 1, 2007

AASB 123 (revised June 2007)	Borrowing Costs
AASB 123 previously permitted entities to choose between expensing all borrowing costs and capitalizing those that were attributable to the acquisition, construction or production of a qualifying asset. The revised version of AASB 23 requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset.
January 1, 2009
Currently, the Consolidated Entity expenses all borrowing costs. Under the revised standard, the Consolidated Entity will be required to capitalize borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset,
July 1, 2009

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Reference	Title	Summary	Application date of standard*	Impact on Consolidated Entity financial report*	Application date for Consolidated Entity*
AASB Interpretation 10	Interim Financial Reporting and Impairment
Addresses an inconsistency between AASB 134 Interim Financial Reporting and the impairment requirements relating to goodwill in AASB 136 Impairment of Assets and equity instruments classified as available for sale in AASB 139 Financial Instruments: Recognition and Measurement
November 1, 2006
The prohibitions on reversing impairment losses in AASB 136 and AASB 139 to take precedence over the move general statement in AASB 134 that interim reporting is not expected to have any impact on the Consolidated Entity’s financial report.
July 1, 2007

AASB Interpretation 11	Group and Treasury Transactions	Specifies that a share based payment transaction in which an entity receives services as consideration for its own equity instruments shall be accounted for as equity-settled	March 1, 2007	Refer to AASB 2007-1 above.	July 1, 2007

AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]	Amending standard issued as a consequence of AASB 123 (revised) Borrowing Costs	January 1, 2009	No change to accounting policy as applied by the Consolidated Entity.	July 1, 2009

The following amendments are not applicable to the Consolidated Entity and will have no impact.

Reference	Title	Summary	Application date of standard*
AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 Service Concession Arrangements	January 1, 2008

AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standard issued as a consequence of AASB 2007-4.	July 1, 2007

AASB Interpretation 12	Service Concession Agreements	Clarifies how operators recognize the infrastructure as a financial asset and/or and intangible asset - not as property, plant and equipment	January 1, 2008

AASB Interpretation 129 (revised June 2007)	Service Concession Arrangements: Disclosures
The revised interpretation was issued as a result of the issue of Interpretation 12 and requires specific disclosures about service concession arrangements entered into by an entity, whether as a concession provider or a concession operator.
July 1, 2008

IFRIC Interpretation 13	Customer Loyalty Programmes	Deals with accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services	July 1, 2008

IFRIC Interpretation 14	IAS 19 - The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer’s balance sheet may contain in respect of its defined benefit pension plan.	January 1, 2008

*designates the beginning of the applicable annual reporting period.

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

c)	Basis of consolidation

The consolidated financial statements comprise the financial statements of Samson Oil & Gas Limited (the “Company”) and its subsidiaries (together, the “Consolidated Entity”). The financial statements of subsidiaries are prepared for the same period as the Company using consistent accounting policies.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Subsidiaries are consolidated from the date on which control is transferred to the Consolidated Entity and cease to be consolidated from the date on which control is transferred out of the Consolidated Entity.

Minority interests not held by the Consolidated Entity are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separate from the amount attributable to equity holders of the parent. .

Acquisitions of minority interests are accounted for using the entity concept method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognized in equity.

d)	Significant accounting judgments, estimates and assumptions

Significant accounting judgments

In the process of applying the Consolidated Entity’s accounting policies, management have made the following judgments and estimates, which are likely to have a significant effect on the amounts recognized in the financial statements.

Exploration and evaluation

The Consolidated Entity’s accounting policy for exploration and evaluation is set out in Note 2 (r). The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalized amount will be written off to the Income Statement.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Consolidated Entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial option pricing model, using the assumptions detailed in Note 31.

The value of equity-settled transactions with other service providers, excluding employees, are measured based on the value of the service received by the Company. If a value for this can not be reasonably measured, the value will be measured by reference to the fair value of the equity instruments at grant date. The Consolidated Entity also uses a binomial options pricing model to determine this fair value, where appropriate.

Impairment of Assets

In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

The carrying value of oil and gas properties, including lease and well equipment as at June 30, 2007 is $48,955,880 (2006:$55,735,379).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Restoration obligations

The Consolidated Entity estimated the future removal costs of oil and gas wells and production facilities at the time of installation of the assets. In most instances, the removal of assets will occur many years into the future. This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows. For more detail regarding the policy in respect of the provision for restoration refer to Note 2 (w).

Restoration obligations provided for as at June 30, 2007 are $1,136,097 (2006: $1,388,967).

Reserves estimates

Estimates of recoverable quantities of proven reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows. It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries. The economic, geological and technical factors we use to estimate reserves may change from period to period. Changes in reserves can impact asset carrying values, and the recognition of deferred tax assets due to changes in estimated future cash flows. Reserves are integral to the amount of depreciation, depletion, amortization and impairment charged to the income statement.

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.

Units of production method of depreciation and amortization

The Company applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method. Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets. It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.

Fair value of derivative financial instruments

The Consolidated Entity measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument. Factors that must be considered include the expected future gas price and the future discount rate appropriate for the Company.

Embedded Derivative

The Consolidated Entity measures the value of its embedded derivative using a binomial option pricing model at balance date. In measuring the value of the embedded derivative, the Company takes into account such factors as exercise price, underlying share price and volatility. The assumptions used in this valuation are detailed in Note 15.

e)	Revenue Recognition

Revenue is recognized and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

The following specific recognition criteria must also be met before revenue is recognised:

Sale of oil and gas

Revenue is recognised when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably. Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production. Any amount received in excess of the Company’s share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable.

Dividend income

Revenue is recognised when the Consolidated Entity’s right to receive the payment is established.

Interest income

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1 2005. Outlined below are the relevant accounting policies for interest income for the years ending June 30 2007, 2006 and 2005.

Accounting policies applicable for the years ended June 30, 2007 and 2006

Revenue is recognised as the interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Accounting policies applicable for the years ended June 30, 2005

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognised:

Interest Income

Control of right to receive the interest payment is attained.

f)	Borrowing Costs

Borrowing costs are recognized as an expense when incurred.

g)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Consolidated Entity as lessee

Finance leases, which transfer to the Consolidated Entity substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized as an expense in profit or loss.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership by the end of the lease term.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term. Lease incentives are recognized in the income statement as an integral part of the total lease expense.

h)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

Cash and cash equivalents exclude restricted cash.

i)	Restricted cash

The Consolidated Entity may be required to place funds with third parties as bonds for environmental restoration. These bonds are carried as non-current receivables when the release of cash is not expected to occur within twelve months. The bonds are represented by cash and are valued as cash.

In accordance with industry standards, the Consolidated Entity may request a cash advance from joint venture partners when its operating a drilling project. These funds are held in a bank account in the Consolidated Entity’s name and are recorded as Restricted Cash in the Consolidated Entity’s accounts. These funds will be allocated against the partner’s shares of associated costs as they are incurred. Generally, the funds are returned to the joint venture partner if the Consolidated Entity has not commenced drilling of the well within 60 days of receiving the cash. These funds are represented as cash valued as cash.

j)	Trade and other receivables

The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for trade and other receivables for the years ended June 30, 2007, 2006 and 2005.

Accounting policies applicable for the years ended June 30, 2007 and 2006

Trade receivables, which generally have 30-90 day terms are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for any uncollectible amounts.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the Consolidated Entity will not be able to collect the debt. Bad debts are written off when identified.

Accounting policies applicable for year ended June 30, 2005

Trade receivables were recognized and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

Receivables from related parties were recognized at the original amount advanced less any provision for impairment recognized.

k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

l)	Derecognition of financial assets and financial liabilities

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies applicable to the derecogntion of financial assets and financial liabilities for the years ended June 30, 2007, 2006 and 2005.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Accounting policies applicable for the years ended June 30, 2007 and 2006

(i) Financial Assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the asset have expired;

•
the Consolidated Entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party on a ‘pass-through’ arrangement; or

•
the Consolidated Entity has transferred the rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards, but has transferred control of the asset.

When the Consolidated Entity has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risk and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Consolidated Entity’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration received that the Consolidated Entity would have to repay.

(ii) Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Accounting policies applicable for the year ended June 30, 2005

(i) Financial Assets

A financial asset was derecognized when the contractual rights to receive or exchange cash no longer existed.

(ii) Financial Liabilities

A financial liability is derecognized when the contractual obligation to deliver or exchange cash no longer existed.

m)	Foreign currency translation

(i) Functional and presentation currency

Both the functional and presentation currency of Samson Oil & Gas Limited is Australian Dollars. The functional currency of Samson Oil & Gas USA, Inc and Kestrel Energy Inc is United States Dollars. Each entity in the Consolidated Entity determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii)Transaction and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

All exchange differences in the consolidated financial report are taken to profit or loss.

(iiii) Translation of foreign operations

As at the reporting date the assets and liabilities of the Consolidated Entity’s subsidiaries are translated into the presentation currency of Samson Oil & Gas Limited, at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year.

The exchange differences arising on the translation are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in profit or loss.

n)	Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except:

•
when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized except:

•
when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor the taxable profit or loss; or

•
when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognized to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Income taxes relating to items recognized directly in equity are recognized in equity and not profit and or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

o)	Other taxes

Revenues, expenses and assets are recognized net of the amounts of GST except:

•
when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

p)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalization when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed its cost is recognized in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalization. All other repairs and maintenance are recognized in profit or loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Furniture and fittings - over two to five years
Lease and well equipment - over the life of the reserve

The assets’ residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end.

Derecognition and disposal

An item of plant and equipment is derecognized upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the profit or loss in the year the asset is derecognized.

q)	Oil and gas properties

Oil and gas properties include capitalized project expenditure and development expenditure.

The Consolidated Entity uses the units of production method to amortize costs carried forward in relation to its oil and gas properties. For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

r)	Exploration and evaluation assets

During the year, the Consolidated Entity refined its accounting policy for accounting for petroleum exploration and evaluation assets. This refinement in the accounting policy has had no financial impact on the carrying value of the assets and the accounting for exploration and evaluation expenditure in the current or prior year.

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period in which it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalized as intangible exploration and evaluation. The costs of wells are initially capitalized pending the results of the well.

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•	the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete; or

•	it is expected that the expenditure or asset acquired will be recouped through successful exploitation, or alternatively, by its sale.

Under AIFRS, companies are permitted to include cash paid for exploration expenditure in either the cash flow from operating activities or cash flow from investing activities. The Consolidated Entity believes that exploration expenditures are incurred with the intent of making further investment decisions and are not directly related to the revenue producing activities of the Consolidated Entity and are therefore more appropriately presented as investing activities.

s)	Investments and other financial assets

The Consolidated Entity has elected to apply the option under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the years ended June 30, 2007, 2006 and 2005.

Accounting policies for the years ended June 30, 2007 and 2006

Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets held for trading, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not held for trading, including directly attributable transaction costs. The Consolidated Entity determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases of and sales of financial assets are recognized on the trade date (i.e. the date that the Consolidated Entity commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

(i) Financial assets held for trading

Financial assets held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognized in profit or loss.

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

(ii) Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the profit and loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Accounting policies applicable for the year ended June 30, 2005

Listed shares classified as current assets were carried at cost or net realizable valued based on market value if less than cost. Changes in the carrying value of investments were recognized as part of the profit or loss for the period.

All other non-current investments were carried at the lower of cost and recoverable amount.

Recoverable amount

Non-current financials assets were not carried at an amount above their recoverable amount, and where a carrying value exceeded this recoverable amount, the financial asset was written down to its recoverable amount. In determining recoverable amount, the expected net cash flows were not discounted to their present value.

t)	Impairment of non-financial assets

The Consolidated Entity assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Consolidated Entity makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of groups or assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. Impairment losses relating to continuing operations are recognized in the income statement.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognized in those expense categories consistent with the function of the impaired assets.

An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

u)	Trade and other payables

The Consolidated Entity has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from July 1, 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ended June 30, 2007, 2006 and 2005.

Accounting policies applicable for the years ended June 30, 2007 and 2006

Trade payables and other payables are carried at amortized cost. They represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year that are unpaid and arise when the Consolidated Entity becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

Accounting policies applicable for the year ended June 30, 2005

Liabilities for trade payables and other amounts were carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.

Payables to related parties were carried at the fair value of consideration received less directly attributable transaction costs.

v)	Provisions

Provisions are recognized when the Consolidated Entity has a present obligation (legal or constructive) as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Consolidated Entity expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

w)	Rehabilitation costs

The Consolidated Entity records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises. The nature of restoration activities includes the removal of facilities, abandonment of wells and restoration of affected areas.

Typically, the obligation arises when the asset is installed at the production location. When the liability is initially recorded, the estimated cost is capitalized by increasing the carrying amount of the related oil and gas properties. Over time, the liability is increased for the change in present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability. The unwinding of the discount is recorded as an accretion charge within finance costs. The carrying amount capitalized in oil and gas properties is depreciated over the useful life of the related asset.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

x)	Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognized in other payables in respect of employee’s services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rates paid or payable.

Long service leave

The liability for long service is recognized in the provision for employee benefits and measured as the fair value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturities and currencies that match, as closely as possible the estimated future cash outflows.

y)	Share-based payment transactions

Equity settled transactions:

The Consolidated Entity provides benefits to employees (including senior executives) of the Consolidated Entity in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

A formal employee share or share option scheme has not been developed.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by reference to the current share price in relation to shares and with the use of a binomial option pricing model in relation to rights to acquire shares.

In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil & Gas Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period, if any, in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Consolidated Entity’s best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum, an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

z)	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

aa)	Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

•	costs of servicing equity (other than dividends);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognized as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

bb)	Joint Ventures

Jointly controlled assets

Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

cc)	Business Combination

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities’ incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published price at the date of the date of the exchange, unless in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of cost of the business combination over the net fair value of the Consolidated Entity’s share of the net identifiable net assets acquired is recognised as goodwill. If the cost of the acquisition is less than the Consolidated Entity’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

dd)	Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risk and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or segments within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

ee)	Derivative Financial Instruments

The Consolidated Entity uses derivative financial instruments, such as fixed forward swaps to manage price risk. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Any gains or losses arising from changes in the fair value are taken directly to the income statement.

ff)	Compound Instruments

The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognised when the risks and characteristics are not closely related to those of the host contract.

Convertible Note

The convertible note is split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest payments and the principal amount. The embedded derivatives represent the value of the foreign currency denominated option that note holders have to convert into ordinary shares in the Company and the early redemption option of the Consolidated Entity. At the date of issue the component parts are recognized at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note is measured at amortized cost. The embedded derivatives are measured at fair value at each balance date, and the change in fair value is recognized in the income statement.

Interest

Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 3.  REVENUE AND EXPENSES

	Consolidated Entity
	2007	2006	2005
	$	$	$
Revenue and Expenses from Continuing Operations
a Revenue
Sale of oil and gas
Oil sales	2,129,194	1,061,891	336,872
Gas sales	8,443,399	4,340,816	742,923
Other	733,132	81,868	49,100
	11,305,725	5,484,575	1,128,898
Finance Income
Interest income	185,620	300,635	138,077

Total Revenue	11,491,345	5,785,210	1,266,975

Other Income
Movement in fair value of investments held for trading	370,271	-	-
Net gain/(loss) on investments sold	-	-	750,738
Movement in fair value of embedded derivative	1,565,714	2,480,084	-
Foreign exchange gain	552,175	228,384	-
Gain on fixed forward swaps	497,636	-	-
Other	53,668	123,702	39,794
Total Other Revenue	3,039,464	2,832,170	790,532

b General and Administration
Employee Benefits
Salary and employee benefits	(1,237,122)	(804,309)	(305,307)
Share based payments - options issued	-	(1,769,450)	-
Total Employee Expense Benefits	(1,237,122)	(2,573,759)	(305,307)

Other General and Administration
Foreign exchange losses	-	-	(58,022)
Change in fair value of investments sold	-	(26,754)	-
Consultants’ fees	(711,568)	(761,103)	(418,694)
Lease payments	(222,282)	(206,765)	(105,451)
Legal costs	(412,827)	(166,733)	(150,976)
Assurance, accounting and taxation advice	(799,456)	(395,861)	(148,228)
Movement in fair value of derivative instruments	(588,146)	-	-
Travel and accommodation	(344,341)	(354,971)	(227,879)
Other	(907,669)	(962,938)	(264,959)
Total Other General and Administration Expenses	(3,986,289)	(2,875,125)	(1,374,209)
	(5,223,411)	(5,448,884)	(1,679,516)

c Finance costs
Amortised cost of raising finance	(137,232)	-	-
Unwinding of discount associated with asset retirement obligation	(19,507)	-	-
Interest expense	(3,580,161)	(599,613)	(75,339)
Total Finance Costs	(3,736,900)	(599,613)	(75,339)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 3.  REVENUE AND EXPENSES (Continued)

	Consolidated Entity
	2007	2006	2005
	$	$	$
d Depreciation and amortisation, included in the income statement
Included in cost of sales:
Depreciation on lease and well equipment	331,168	368,881	5,823
Depletion of Oil and Gas Properties	3,386,181	2,840,529	367,965

Depreciation of furniture and fittings	70,879	44,003	12,143
	3,788,228	3,253,413	385,931

e Impairment Expense
Impairment Expense - lease and well equipment	-	816,614	-
Impairment Expense - oil and gas properties*	301,751	16,999,926	-
Total Impairment Expense	301,751	17,816,540	-

* Included in this amount is a reversal of impairment losses recorded in the half year ended December 31 2006 of $5,303,808 and a reversal of impairment losses recorded in the year ended June 30, 2006 of $1,930,579. At June 30, 2007, the Company determined that the conditions which caused the impairments to be recorded in prior periods no longer existed and the impairment was reversed in accordance with the Company’s policy.

Consolidated Entity
2007	2006	2005
$	$	$
f Included in exploration expenditure
Dry Hole Costs	-	3,144,943	-

NOTE 4.  INCOME TAX

Consolidated Entity
	2007	2006	2005
	$	$	$
The major components of income tax expense are:
Income statement
Current income tax	-	-	-
Deferred income tax relating to origination & reversal of temporary differences	-	-	-
Income tax expense reported in the income statement	-	-	-

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 4.  INCOME TAX (Continued)

	Consolidated Entity
	2007	2006	2005
	$	$	$
A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Consolidated Entitys applicable income tax rate is as follows:
Accounting (loss)/profit before income tax	(2,603,008)	(25,685,590)	(790,205)
At the Consolidated Entity’s Australian statutory income tax rates of 30% (2006: 30%)	(780,902)	(7,705,677)	(237,062)
Expenditure not allowable for income tax purposes	60,185	6,586,450	740,297
Income not assessable for income tax purposes	(589,526)	(744,025)	-
Effect of increased US tax rates (in excess of 30%)	(326,795)	523,208	(257,438)
Deferred tax assets not brought to account as realisation is not considered probable	1,637,037	1,340,044	(245,797)
Income tax expense reported in the income statement	-	-	-

	Balance Sheet		Income Statement
Consolidated	2007	2006	2007	2006	2005
	$	$	$	$	$
Deferred Income Tax
Deferred income tax at June 30 relates to the following:
Deferred tax liabilities
Unrealised foreign exchange gains on foreign assets	-	462,222	462,222	(462,222)	-
Loan fees	3,345	-	(2,977)	-	-
Carrying Value of Oil and Gas Properties	-	-	-	-	(108,234)
Note payable	1,155,602	1,613,284	458,222	(1,613,284)	-
Gross deferred tax liabilities	1,158,947	2,075,506

Deferred tax assets
Losses Available To Offset Against Future Taxable Income	10,561,599	9,774,848	1,512,476	1,921,000	757,605
Assets held for trading	6,342	443,398	(437,056)	118,646	(877,074)
Carrying Value of Oil and Gas Properties	866,272	956,872	(80,634)	956,872	-
Share Issue Costs	57,493	77,206	(19,713)	6,240	(18,094)
Hedge liability	226,090	-	201,220	-	-
Other	29,678	542,849	(456,722)	412,792	-
Deferred tax assets not brought to account as realisation is not regarded as probable	(10,588,527)	(9,719,667)	(1,637,038)	(1,340,044)	245,797
Gross deferred tax assets	1,158,947	2,075,506

Deferred tax income/(expense)			-	-	-
Net deferred tax recognized in the balance sheet	-	-

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 4.  INCOME TAX (Continued)

The Consolidated Entity has tax losses carried forward arising in Australia of $4,650,921 (2006: $2,923,043). The benefit of these losses of $1,395,276 (2006: $876,913) will only be obtained in future years if:

i.	the Consolidated Entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and

ii.	the Consolidated Entity has complied and continues to comply with the conditions for deductibility imposed by law; and

iii.	no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from deduction for the losses.

The Consolidated Entity has carried forward tax losses in the United States of approximately US$21,122,490 (2006: US$19,831,530). The utilisation of approximately US$15,382,545 (2006: US$17,027,805) is limited to an estimated US$475,016 (2006: US$551,980) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005. If not utilised, the tax net operating losses will expire during the period from 2007 to 2026.

The Consolidated Entity has not recognized a deferred income tax asset in relation to these losses as realisation of the benefit is not regarded as probable.

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately US$10,611,744 (2006: US$12,642,246) of State carried forward tax losses, with expiry dates between June 2007 and June 2022. A deferred income tax asset in relation to these losses has not been recognized as realization of the benefit is not regarded as probable.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5. DIVIDENDS

No dividends have been declared during the year (2006: Nil).

The balance of the franking account at the end of the period was nil (2006: Nil).

NOTE 6. CASH AND CASH EQUIVALENTS

	Consolidated Entity
	2007	2006
	$	$
Cash at bank and on hand	3,985,991	15,628,126

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

The fair value of cash and cash equivalents held by the consolidated entity is $3,985,991 (2006:$15,628,126).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 7. TRADE AND OTHER RECEIVABLES

		Consolidated Entity
	Note	2007 $	2006 $
CURRENT
Trade receivables (i)		1,778,459	1,626,742
Net GST Receivable		22,784	66,200
Accrued Interest		-	26,969
Other receivables (ii)		74,236	79,728
		1,875,479	1,799,639

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms.

(ii)	Thesereceivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

Details regarding the effective interest rate and credit risk of current receivables is disclosed in Note 26.

NOTE 8. INVESTMENTS HELD FOR TRADING

	Consolidated Entity
	2007	2006
	$	$
CURRENT
At fair value
Shares - listed	552,859	353,000
	552,859	353,000

Held for trading investments consist of investments in ordinary shares or exchange traded options, and therefore have no fixed maturity date or coupon rate.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 9. PLANT & EQUIPMENT

	Consolidated Entity
	2007	2006
	$	$

Office Equipment
Cost	451,297	263,717
Accumulated depreciation	(178,963)	(125,415)
	272,334	138,302

At 1 July, net of accumulated depreciation	138,302	68,628
Additions	236,535	107,535
Disposals	-	(3,675)
Depreciation charge for the year	(70,879)	(44,003)
Exchange adjustment	(31,624)	9,817
At June 30, net of accumulated depreciation and impairment	272,334	138,302

Lease and Well Equipment
Cost	3,746,240	2,497,830
Accumulated depreciation and impairment	(1,133,729)	(375,764)
	2,612,511	2,122,066

At July 1, net of accumulated depreciation and impairment	2,122,066	86,795
Additions	1,207,000	1,599,476
Fair value of assets acquired	-	1,522,915
Impairment	-	(816,614)
Depreciation charge	(331,168)	(368,881)
Exchange adjustment	(385,387)	98,375
At June 30, net of accumulated depreciation and impairment	2,612,511	2,122,066

Total Plant and Equipment	2,884,845	2,260,368

Impairment of lease and well equipment

At June 30 2007, the recoverable amount was estimated for certain items of property, plant and equipment used in oil and gas properties. No impairment losses were recorded in the current year in relation to lease and well equipment. In the prior year, an impairment loss of $816,614 in total was recognized to reduce the carrying amount of those assets to recoverable amount. The recoverable amount estimation was based on value in use and was determined at the cash-generating unit level, being the oil or gas field in which the assets are employed.

In the prior year, the impairment recognized primarily related to lease and well equipment used in a side track drilling program in a field in Wyoming. This drilling failed to meet expectations and the value of the associated reserves could not sustain the carrying value of the additional lease and equipment used in this project.

The useful life of the assets was estimated as follows for 2007, 2006 and 2005:

Office Equipment	Between 3 and 5 years
Lease and Well Equipment	Amortised over the expected life of the field, usually between 3 and 25 years

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 10. EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity
	2007	2006
	$	$
Balance at the beginning of the year	3,704,065	317,531
Amount acquired during the year	1,164,725	598,633
Expenditure incurred during the year	1,232,718	3,105,432
Amount written off during the year	-	(317,531)
Foreign Exchange Adjustment	(689,818)	-
	5,411,690	3,704,065

The expenditure incurred in the current year relates to costs of drilling wells for which the determination of proved reserves is still pending.

Included in the exploration assets carried forward in the current year is expenditure of $3,483,291 (2006: nil) relating to the drilling of one well which has been deferred for greater than twelve months.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful development and commercial exploitation, or alternatively sale, of the respective areas of interest.

NOTE 11. RESTRICTED CASH

	Consolidated Entity
	2007	2006
	$	$
Current
Prepayment of a cash call by a farm in partner	1,354,488	-
	1,354,488	-

These funds relate to a cash call made by the Consolidated Entity on its farm in partners’ in relation to a planned well. Drilling did not commence on this project in the time frame planned and these funds were returned to the farm in partners’ subsequent to year end.

	Consolidated Entity
	2007	2006
	$	$
Non Current
Bonds paid to state authorities in relation to exploration permits held	171,699	89,449
	171,699	89,449

These bonds are interest bearing, are for less than US$100,000 each and will be repaid to the Consolidated Entity following the relinquishment of the related exploration permit by the Company. These bonds are all held with banks in the USA. This is not expected to occur within the next twelve months.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 12.  OIL AND GAS PROPERTIES

	Consolidated Entity
	2007	2006
	$	$
Proved developed producing properties at cost	46,014,843	49,160,758
Accumulated depletion	(5,889,404)	(3,153,139)
Accumulated Impairment	(5,899,523)	(6,226,352)
	34,225,916	39,781,267

Proved undeveloped properties at cost	21,260,014	24,605,620
Accumulated Impairment	(9,142,561)	(10,773,574)
	12,117,453	13,832,046

Total	46,343,369	53,613,313

	Consolidated Entity
	2007	2006
	$	$
Proved Developed Producing Properties
At 1 July, net of accumulated depreciation and impairment	39,781,267	7,691,347
Additions	3,842,332	5,797,039
Fair value of assets acquired	-	32,954,704
Transfer from Proved Undeveloped Properties	-	1,545,110
Impairment	(64,824)	(6,226,352)
Depreciation charge	(3,386,181)	(2,840,529)
Exchange adjustment	(5,946,678)	859,948
At 30 June, net of accumulated depreciation and impairment	34,225,916	39,781,267

Proved Undeveloped Properties
At 1 July, net of accumulated depreciation and impairment	13,832,046	11,218,218
Additions	322,830	-
Fair value of assets acquired	-	13,870,013
Transfer to Proved Developed Producing Properties	-	(1,545,110)
Transfer to Deferred exploration expenditure	(160,656)	-
Impairment	(236,927)	(10,773,574)
Exchange adjustment	(1,639,840)	1,062,499
At 30 June, net of impairment	12,117,453	13,832,046

a) Assets pledged as security

In the current and prior year, Macquarie Bank Limited has a first charge mortgage over all assets (including the oil and gas properties) of the Consolidated Entity. This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 15 for further details relating to this facility.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 12.  OIL AND GAS PROPERTIES (continued)

	Consolidated Entity
	2007	2006
	$	$
The written down value of assets pledged as security are:
Producing properties	34,225,916	39,781,267
Non producing properties	12,117,453	13,832,046
	46,343,369	53,613,313

b) Impairment of oil and gas properties

At June 30, 2007, the Consolidated Entity reviewed the carrying value of its oil and gas properties for impairment. An independent third party was commissioned to assess the future net present value of the Consolidated Entity assets (by cash generating unit), determined to be value in use. The discount rate used to assess the value in use was 10%.

The value of the oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense of $301,751 (2006: $16,999,926). It is the Consolidated Entity’s policy to use proved reserves to support the carrying value of its properties.

June 30, 2007

Included in this amount is a reversal of impairment losses recorded in the half year ended December 31, 2006 of $5,303,808 (see explanation below on December 31, 2006 impairment) and a reversal of impairment losses recorded in the year ended June 30, 2006 of $1,930,579. At June 30, 2007, the Directors determined that the conditions which caused the impairments to be recorded in prior periods no longer existed and the impairment was reversed in accordance with the Company’s policy. This was primarily due to the installation of compression at the Lookout Wash Field which improved the production performance of that field post the reserve determination as at December 2006. In addition the existing compression system at Jonah was restaged which also improved the production performance of that field compared to that which was available at the last reserve review, at December 2006.

Some impairment was recognized in the current year. This primarily related to a decrease in the reserves for the Amber Field in Oklahoma. A value was assigned to undeveloped locations of this field when it was acquired by the Consolidated Entity from Kestrel Energy Inc. Reserves have decreased subsequent to this initial valuation and thus the field has been impaired.

December 31, 2006

During the half year ended December 31, 2006, significant deterioration occurred in the gas price. This decrease had a detrimental effect on the value of the company’s reserves. The gas volumes associated with the Consolidated Entity’s reserve have increased, after allowing for depletion throughout the past six months however, the future gas pricing used to value the reserves is lower than it was at June 2006.

In most of the Consolidated Entity’s fields, additional reserves have been added which has minimised the impact of the deterioration in the gas price in regard to the PV10 (the net present value of the future expected cash flows discounted using a 10% discount rate) of the reserves.

However this was not the case for wells in the Jonah field in Wyoming, because the most recent drilling activity in the adjacent leases has meant that the inlet pressure for Samson wells has increased, which in turn has decreased the productivity from these wells.

The operator of this field has informed the company that they intend to install a compression facility in this area which will boost the performance of the field in February/March. This facility had not been installed as at balance date and therefore the effect of its installation has not been included in the reserves. This has resulted in impairment of this field of $5,071,730. The Look Out Wash field in Wyoming also experience a small impairment ($407,035) primarily relating to the decrease in the gas price. A work over was completed on an older field in the Group. This work over was unsuccessful and an impairment of $451,110 has been recorded for the company. An additional impairment of $283,988 was recorded in the Consolidated Entity across a series of smaller fields primarily relating to the deterioration in the gas price.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

June 30, 2006

Impairment losses were determined based on the Consolidated Entity’s proved reserves at June 30, 2006. Commodity pricing used in the Reserve Report is based on June 30, 2006 pricing, which is normally a lower pricing period for gas production. The impairment within the producing assets has been caused to some extent by the drilling results in the Jonah and Look Out Wash Fields, which in the short term have not met expectations.

The impairment of non-producing properties is, in part, due to the failure of the Greens Canyon #2 well. This well did not reach its intended target of the Muddy Formation. The stimulation of the Frontier did not reach long term economic levels, despite early flow rates that were encouraging. Accordingly reserves associated with these stratigraphic levels have been removed from a Proven Category until such time as an economic rate from these reservoirs can be achieved.

c) Information relating to the acquisition of Jonah and Look Out Wash Properties

On May 29, 2006, Samson Oil and Gas USA Inc, a 100% owned subsidiary of Samson Oil & Gas Limited, completed the acquisition of interests in two producing assets located in the Green River Basin in Wyoming. The interest in producing assets comprise a 21% equity in the 250 acre crestal portion of the Jonah Field and 16.6% of gross acreage of 12,500 acres in the Look Out Wash Field for A$49.7 million (US$36.3 million) from a private company, Stanley Energy Inc. Revenues and expenses relating to this asset acquisition have been included in the results for the year ended June 30, 2006 from May 30, 2006 and for the full year ended June 30, 2007. The purchase price (including appropriate adjustments) was allocated A$29,658,201 (US$21,653,453) to the Jonah Field and A$20,470,999 (US$14,945,877) to the Look Out Wash Field.

The acquisition was funded through a convertible loan facility agreement with Macquarie Bank Limited for US$21 million before costs and share placements totalling 72,433,636 shares at a price of 42 cents per share to raise A$30.4 million before costs. The placements provided funding for the balance of the acquisition cost as well as provided additional working capital.

As this was an acquisition of interests in producing assets, no liabilities, contingent liabilities or goodwill had been recognized in relation to this transaction. Statements of Revenues and Direct Operating Expenses in relation to this acquisition are included in this document at F-**. The net profit from these assets from acquisition date to June 30, 2006 amounted to $44,363.

NOTE 13.  TRADE AND OTHER PAYABLES

	Consolidated Entity
	2007	2006
	$	$
Trade payables (i)	2,901,166	3,885,813

(i)	Trade payables are non-interest bearing and normally settled on 30-60 day terms.

NOTE 14.  PROVISIONS

	Consolidated Entity
	2007	2006
	$	$
Current
Provision for Employee Benefits	93,051	73,619

Non-current
Provision for Employee Benefits	32,317	18,119
Provision for Restoration	1,136,097	1,388,967
	1,168,414	1,407,086

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

A provision for restoration is recognized in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value. In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity
	2007	2006
	$	$
Provision for Restoration
Balance at beginning of year	1,388,967	238,975
Recognised upon acquisition of new assets	44,751	251,179
Additional provision recognized	-	887,057
Reduction in provision relating to wells plugged and abandoned during the year	(117,814)	-
Unwinding of discount	19,507	11,756
Exchange Adjustment	(199,314)	-
Balance at end of the year	1,136,097	1,388,967

NOTE 15.  CONVERTIBLE NOTES

	Consolidated Entity
	2007	2006
	$	$

Secured
Convertible notes
Host Debt Contract	17,697,138	19,080,724
Embedded derivatives	3,104,073	5,429,004
	20,801,211	24,509,728

Consolidated Entity

On May 26, 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD and has been converted to AUD at the spot rate on balance date of AUD:USD 0.8488 (2006: 0.7301).

This loan is comprised of two tranches:

Tranche A
Face Value: $12,959,473
Coupon rate: 9.25%
Maturity date: May 31, 2011

This loan has a face value of US$11,000,000. In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent as part of the loan agreement. These options are convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan. The conversion price of the options is 53.8 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to May 30, 2006. The host contract bears interest at an effective rate of 20.37%.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

Tranche B
Face Value: $10,603,204
Coupon rate: 9.7%

Maturity date: This tranche maybe repaid at any time at the Company’s option before May 31, 2009. There is no requirement for the Company to repay the loan prior to May 31, 2009. This tranche of the loan was originally drawn down for US$10,000,000. On June 30, 2006, the Company repaid US$1,000,000. The host contract bears interest at an effective rate of 20.62%.

10,000,000 options were also granted to Macquarie Bank Limited by the parent as part of the loan agreement. These options can be exercised at Macquarie Bank Limited’s discretion between May 31, 2009 and May 31, 2011. The conversion price of these options is 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to May 31, 2009, and is subject to adjustment in accordance with customary market practice. The conversion options are embedded in the convertible loan.

Repayments against this tranche of the facility reduce the number of options outstanding by 1 option for every one US dollar repaid.

Both tranches of this loan are secured against all assets of the Consolidated Entity.

Both tranches of this loan are fully drawn down and no further draw downs are available under the terms of the loan agreement.

The facility contains customary restrictions, including covenants limiting the Company’s ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. The Company also must maintain specified financial requirements under the terms of the facility:

•	For the Jonah and Look Out Wash fields, the discounted cash flows relating to Proved Developed Producing Reserves to outstanding debt ratio must be no less than 0.9:1.

•	For the Consolidated Entity, the discounted Proved Developed Producing Reserves to outstanding debt the ratio must be no less than 1:1

In September 2007, the Board approved an amendment proposed by Macquarie Bank Limited to change the ratios. The requirement to maintain a ratio specific to Jonah and Look Out Wash Fields was removed and the minimum ratio required by the Consolidated Entity was amended to be no less than 1.2:1. The first measurement date in relation to the amended ratio’s was September 2007.

Other covenants also included in the facility agreement are:

•	The Consolidated Entity is required to maintain a current ratio greater than 1:1

•	The Consolidated Entity is required to maintain Aged Debts (greater than 90 days outstanding) for the Consolidated Entity of less than US$1,000,000.

Debt covenants are measured at the end of September, December, March and June. The Consolidated Entity is in compliance with these covenants.

The loan has been classified into two components; a debt component (a contractual obligation to deliver cash) and an embedded derivative (call option of the holder and early redemption option of the Consolidated Entity).

The value of the embedded derivative features has been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility. The table below summarises the model inputs for the valuation of the embedded derivatives.

	June 2007	June 2006
Dividend Yield (%)	-	-
Expected volatility (%)	50	50
Risk-free interest rate (%)	4.875%	4.90%
Expected life of options - years	2-4	3-5
Option Exercise Price - cents	22-57	35-50
Share Price - cents	19	32

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

The movement in the fair value of the embedded derivatives (net of any foreign exchange adjustments) amounting to $1,565,714 (2006: $2,480,084) is recognized in the profit and loss.

NOTE 16.  CONTRIBUTED EQUITY AND RESERVES

Contributed Equity		Consolidated Entity
	Note	2007	2006
		$	$
(a) Issued and paid up capital
192,263,833 ordinary fully paid shares including shares to be issued		69,347,605	69,366,304
(2006 - 192,263,833 ordinary fully paid shares including shares to be issued)

Effective July 1, 1998, the Corporations legislation in place abolished the concepts of authorised capital and par value shares. Accordingly, the parent does not have authorised capital nor par value in respect of its issued shares.

	2007		2006		2005
Movements in contributed equity for the year	No. of shares	$	No. of shares	$	$	$
Opening balance	190,559,111	69,366,304	70,694,221	25,223,584	32,112,431	10,694,331
Issued upon conversion of options (i)	-	-	33,312	8,328	1,750,000	350,000
Capital Raising (ii)	-	-	92,433,636	38,822,127	15,000,000	5,250,000
Share Placement Plan (iii)	-	-	9,618,750	3,847,500	-	-
Shares issued as part of Kestrel acquisition (iv)	1,514,722	-	16,116,325	2,883,030	21,831,790	6,933,156
Shares issued as part of acquisition of exploration tenements (v)	-	-	1,662,867	598,632	-	-
Transaction costs incurred	-	(18,699)	-	(2,758,240)	-	(289,741)
Shares on issue at balance date	192,073,833	69,347,605	190,559,111	68,624,961	70,694,221	22,937,746

Shares to be issued (iv)	190,000	-	190,000	77,450	7,197,865	2,285,838
Shares to be issued to Kestrel Option Holders (vi)	-	-	1,514,722	663,893	-	-
Closing Balance	192,263,833	69,347,605	192,263,833	69,366,304	77,892,086	25,223,584

(i)
The shares issued in the year ended June 30, 2006 were issued upon the conversion of 33,312 options. These options had an exercise price of 25 cents, were issued on December 24, 2004 and expire on December 31, 2009.

The shares issued in the year ended June 30, 2005 were issued upon the conversion of 1,750,000 options. The options had an exercise price of 20 cents, were issued on 15 December 1999 and expired on 30 November 2005.

(ii)
In the year ended June 30, 2006 the Company successfully completed a number of capital raisings issuing 92,433,636 shares to both institutional investors and shareholders to raise $38,822,127. All shares issued during these capital raisings were issued at 42 cents each.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

In the year ended June 30, 2005, the Company successfully completed a capital raising issuing 15,000,000 shares at 35 cents each to institutional investors.

(iii)
In December 2005, the Company completed a share purchase plan, giving existing shareholders of the Company the right to acquire up to $5,000 worth of shares at 40 cents. The Company raised $3,847,500 through this plan.

(iv)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held. The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share. As at balance date acceptances had been received for 190,000 (2006: 190,000, 2005: 7,197,865:) shares which have not yet been issued. These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(v)	These shares were issued to a project partner as part of the acquisition of the Hawk Springs Project. The cost has been recognized as capitalised exploration expenditure.

(vi)
These shares were issued to holders of options in Kestrel Energy Inc as part of the continued acquisition of the minority interests of Kestrel Energy Inc. The value of the options were valued by an independent expert and the holders were granted the equivalent value of Samson Oil & Gas Limited shares based on the share price at the date of acceptance. All acceptances for this offer were received in the prior year, however the shares were issued during the current year.

(a)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(b)	Share Options

On December 24, 2004, 10,250,000 options were issued to Directors, employees and other parties.

On June 14, 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company.

On May 22, 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided.

On May 30, 2006, 21,000,000 options were issued to Macquarie Bank Limited. Refer to Note 15, Convertible Notes for further details in relation to the terms and conditions of these options. 1,000,000 of these options were cancelled during the prior period following the repayment by the Company of a portion of the associated loan.

On November 6, 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.

At the end of the year there were 44,838,338 (2006: 41,838,338) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

Refer to Note 31 for details in relation to the terms and conditions and measurement of these options.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

(c) Reserves

	Consolidated Entity
Reserves	2007	2006
	$	$
Foreign currency translation reserve	(3,580,428)	2,360,284
Equity Reserve	(1,373,063)	200,397
Options reserve	2,709,483	2,414,695
	(2,244,008)	4,975,376

Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of foreign subsidiaries.

Options Reserve

This reserve is used to record the value of options issued.

Equity Reserve

This reserve is used to recognise the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 17.  ACCUMULATED LOSSES

	Consolidated Entity
	2007	2006
	$	$
Balance previously reported at the beginning of the year	(26,356,374)	(1,146,201)
Application of AASB 132 and AAB 139 - 1 July 2005 adjustment*	-	222,000
Net loss attributable to members of Samson Oil & Gas Limited	(2,603,008)	(25,432,173)
Balance at the end of the year	(28,959,382)	(26,356,374)

* Under AIFRS investments have been classified as held for trading and are measured at fair value. Under AGAAP investments were measured at the lower of cost and recoverable amount. The Consolidated Entity elected not to apply the AIFRS financial instruments standards (AASB 132 and AASB 139) until July 1, 2005. This adjustment represents the impact of marking all investments held for trading to market at July 1, 2005.

NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity
	2007	2006
	$	$
Current
Fixed forward swaps	262,513	-
	262,513	-
Non Current
Fixed forward swaps	317,204	-
	317,204	-

Refer to Note 30 for further details in relation to the terms, conditions and valuation of the fixed forward swap.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 19. COMMITMENTS

(a) Exploration Commitments

Due to the nature of the Company’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests. Expenditure commitments on mineral tenure for the Company can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments.

The minimum level of exploration commitments expected in the year ending June 30, 2008 is $239,161 (2007: $265,129), which includes the minimum amounts required to retain tenure. It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

(b) Development Expenditure

At year end, the Company had committed to capital development expenditure of US$317,992/A$374,637 (2006: US$1,701,290/A$2,330,215) converted at the AUD : USD spot exchange rate at year end of 0.8488 (2006: 0.7301). This expenditure will be incurred during the coming year.

(c) Operating Lease Commitments - Consolidated Entity as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado. The lease for office space in Perth expires December 12, 2007 and the lease for office space in Denver expires April 30, 2008.

Future minimum rentals payable under non-cancellable operating leases as at June 30 are as follows:

	Consolidated Entity
	2007	2006
	$	$
Minimum lease payments
- not later than one year	175,000	175,801
- later than one year and not later than five years	-	178,967
Aggregate lease expenditure contracted for at balance date	175,000	354,768

The Company has no operating lease commitments later than five years.

(d)  Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognized as payables:

	Consolidated Entity
	2007	2006
	$	$
Within one year:	718,937	280,000
After one year but not more than five years	318,351	420,000
	1,037,288	700,000

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 20 that are not recognized as liabilities and are not included in the directors’ or executives’ remuneration.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 20. DIRECTOR AND EXECUTIVE DISCLOSURES

a) Details of key management personnel

Executive Director
Terence Barr - Managing Director

Non-Executive Directors
Malcolm Burne - Chairman
David Cairns
Neil MacLachlan
Victor Rudenno, appointed April 11, 2007

Alternate Director
Neil Fearis

Executives
Robyn Lamont - Chief Financial Officer
Denis Rakich - Company Secretary
Jeff Rhodes - Vice President, resigned August 3, 2007
Robert Gardner - Vice President, appointed October 1, 2007

There were no changes to the above mentioned key management personnel, other than for Jeff Rhodes and Robert Gardner, after the reporting date and before the date the financial report was authorised for issue.

b)  Compensation of key management personnel

	Year	Salary & Fees	Share-based Payment Options Granted*	Total	TotalPerformance Related
		$	$	$	%
Directors
T.Barr	2007	330,000	-	330,000	-
	2006	280,000	954,800	1,234,800	-
	2005	175,460	956,000	1,131,460	-

M.Burne	2007	30,000	-	30,000	-
	2006	30,000	119,350	149,350	-
	2005	10,000	119,500	129,500

N. MacLachlan	2007	30,000	-	30,000	-
	2006	30,000	119,350	149,350	-
	2005	10,000	119,500	129,500	-

D. Cairns	2007	30,000	-	30,000	-
	2006	30,000	119,350	149,350	-
	2005	10,000	119,500	129,500	-

V. Rudenno	2007	6,658	-	6,658	-
	2006	-	-	-	-
	2005	-	-	-	-

N. Fearis	2007	-	-	-	-
Alternate	2006	-	-	-	-
	2005	-	-	-	-

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

	Year	Salary & Fees $	Share-based Payment Options Granted*$	Total $	Total Performance Related %
Executives
D. Rakich	2007	116,015	-	116,015	-
	2006	92,058	76,100	168,158	-
	2005	85,119	119,500	204,619

R. Lamont (ii)	2007	136,782	-	136,782	-
	2006	24,019	-	24,019	-
	2005	-	-	-	-

J. Rhodes (iii)	2007	286,288	-	286,288	-
	2006	45,860	304,400	350,260	-
	2005	-	-	-	-

T. Hoops (iv)	2007	-	-	-	-
	2006	106,652	-	106,652	-
	2005	38,745	478,000	516,745	-

Total	2007	965,743	-	965,743	-
	2006	638,589	1,693,350	2,331,939	-
	2005	329,324	1,912,000	2,241,324	-

It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives. As such contracts have been entered into with Mr. Barr, Mr. Rhodes, Ms Lamont and Mr. Gardner (subsequent to year end, effective October 22 2007).

On January 1, 2007, the Company entered into a Consultancy Service Agreement with Jeffrey Rhodes, to serve as the Vice President - Engineering of our wholly owned subsidiary Samson Oil & Gas US Inc (“Samson USA”). The agreement has an initial term of three years and allows for a monthly consulting fee of US$18,750. Samson USA may terminate the agreement at any time provided that, upon termination or in the event of a Change in Control (as defined in the agreement), a lump sum payment is made to Mr. Rhodes equal to 48 months consulting fees. Additionally, Mr Rhodes is entitled to receive an overriding royalty interest equal to 2% of any working interest on oil wells or leases acquired by Samson USA during the term of the agreement. Mr Rhodes terminated this agreement on 3 August 2007. As the contract was terminated by Mr Rhodes, no further payments were required by Samson USA, other than the monthly consulting fee paid throughout the year up until the time of his resignation. In accordance with the terms and conditions of Mr Rhodes’ contract, the options granted to him upon joining the company will be cancelled 90 days from the date of termination of the contract. The options granted to Mr. Rhodes were cancelled on November 3, 2007.

Effective July 1, 2007, the Company entered into an employment contract with Robyn Lamont to serve as the Chief Financial Officer for the Company. The agreement has an initial term of two years and allows for an annual base salary of US$130,000. Ms Lamont is also entitled to be reimbursed for the cost of owning and operating a motor vehicle. In the event of a Change of Control (as defined in the agreement), Ms Lamont is entitled to receive a lump sum payment equal to the greater of (i) one half of the base salary or (ii) the annual base salary prorated over the remainder of the contract term.

During 2006, the Company entered into a contract with Arndt Energy Limited for the provision of Terence Barr’s services. The contract allows for remuneration of A$330,000 per annum for a period of three years, commencing on January 1, 2006. The Company may terminate the agreement with one months notice and provide a lump sum payment to Arndt Energy Limited equal to the amount that would have been paid under the contract should the contract have continued until the end of its term.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

On October 1, 2007 the Company entered into a contract with Robert Gardner to serve as Vice President - Engineering for the Company. The agreement has an initial term of three years and allows for an annual base salary of US$210,000. A bonus of between US$35,000 and $50,000 per annum is payable at the CEO’s discretion. Additional Mr Gardner is entitled to receive an overriding royalty interest equal to 1% of on oil wells or leases acquired by the Company during the term of the agreement. Mr Gardner is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of US$25,000). Mr Gardner commenced employment with the Company on October 22, 2007.

Contracts were not in place for the Consolidated Entity’s executives prior to the above contracts being entered into.

Details relating to the value of options granted to Key Management Personnel can be found in Note 31.

c)  Compensation by category: key management personnel

	Consolidated Entity
	2007	2006	2005
	$	$	$
Short Term	965,743	630,649	319,205
Post Employment	-	7,940	7,500
Share-based Payments	-	1,693,350	1,912,000
	965,743	2,331,939	2,238,705

d)  Option holdings of key management personnel (Consolidated)

June 30 2007	Balance at beginning of period July 1, 2006 No. of options	Exercised during the year No. of options	Granted as compensation No. of options	Balance at end of period June 30, 2007 No. of options
Directors
M. Burne	1,000,000	-	-	1,000,000
D. Cairns	1,000,000	-	-	1,000,000
N. MacLachlan	1,000,000	-	-	1,000,000
T. Barr	8,000,000	-	-	8,000,000
N. Fearis	-	-	-	-
V. Rudenno (i)	-	-	-	-

Executives
D. Rakich	1,000,000	-	-	1,000,000
J. Rhodes	2,000,000	-	-	2,000,000
R. Lamont	100,000	-	-	100,000
R. Gardner (ii)	-	-	-	-
	14,100,000	-	-	14,100,000

(i)	Dr Rudenno was appointed April 11, 2007

(ii)	Mr. Gardner was appointed October 1, 2007

All options were vested at year end.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 20. DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

June 30 2006	Balance at beginning of period July 1, 2005 No. of options	Exercised during the year No. of options	Granted as compensation No. of options (1)	Balance at end of period June 30, 2006 No. of options
Directors
M. Burne	500,000	-	500,000	1,000,000
D. Cairns	500,000	-	500,000	1,000,000
N. MacLachlan	500,000	-	500,000	1,000,000
T. Barr	4,000,000	-	4,000,000	8,000,000
N. Fearis (i)	-	-	-	-

Executives
D. Rakich	500,000	-	500,000	1,000,000
T. Hoops (ii)	2,000,000	-	-	2,000,000
J. Rhodes (iii)	-	-	2,000,000	2,000,000
R. Lamont (iv)	100,000	-	-	100,000
	8,100,000	-	8,000,000	16,100,000

(i)	Mr Fearis was appointed November 28, 2005

(ii)	Mr Hoops resigned effective June 1, 2006

(iii)	Mr Rhodes was appointed May 1, 2006

(iv)	Ms Lamont was appointed May 1, 2006

All options were vested at year end.

(1) $1,693,350 was recognized as an expense in the Income Statement in relation to the issue of these options. Refer to Note 31 for details in relation to the valuation of these options.

June 30, 2005	Balance at beginning of period July 1, 2004 No. of options	Exercised during the year No. of options	Granted as compensation No. of options (1)	Balance at end of period June 30, 2005 No. of options
Directors
M. Burne	500,000	(500,000)	500,000	500,000
D. Cairns	500,000	(500,000)	500,000	500,000
N. MacLachlan	500,000	(500,000)	500,000	500,000
T. Barr	-	-	4,000,000	4,000,000
N. Fearis (i)	-	-	-	-

Executives
D. Rakich	250,000	(250,000)	500,000	500,000
T. Hoops (ii)	-	-	2,000,000	2,000,000
J. Rhodes (iii)	-	-	-	-
R. Lamont (iv)	-	-	-	100,000
	1,750,000	(1,750,000)	8,000,000	8,100,000

(i)	Mr Fearis was appointed November 28, 2005

(ii)	Mr Hoops resigned effective June 1, 2006

(iii)	Mr Rhodes was appointed May 1, 2006

(iv)	Ms Lamont was appointed May 1, 2006

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

e) Shares issued on exercise of options

No options were exercised during 2007 or 2006 by key management personnel.

2005

	Shares Issued No.	Paid per Share	Unpaid per Share
		$	$
Directors
M. Burne	500,000	0.20	-
D. Cairns	500,000	0.20	-
N. MacLachlan	500,000	0.20	-

Executives
D. Rakich	250,000	0.20	-
	1,750,000

f) Shareholdings of key management personnel

Ordinary Shares held in Samson Oil & Gas Limited (number)

June 30 2007	Balance at beginning of period July 1 2006 No. of shares	Granted as Compensation No. of shares	On Exercise of Options No. of shares	Net Change Other No. of shares	Balance at end of period June 30 2007 No. of shares
Directors
M. Burne	500,000	-	-	-	500,000
D. Cairns	512,500	-	-	-	512,500
N. MacLachlan	1,812,500	-	-	-	1,812,500
T. Barr	-	-	-	109,000	109,000
N. Fearis	-	-	-	-	-
V. Rudenno (i)	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
J. Rhodes	-	-	-	-	-
R. Lamont	-	-	-	-	-
R. Gardner (ii)	-	-	-	-	-
Total	2,825,000	-	-	109,000	2,934,000

(i)	Dr Rudenno was appointed April 11, 2007

(ii)	Mr Gardner was appointed October 1, 2007

June 30 2006	Balance at beginning of period July 1 2005 No. of shares	Granted as Compensation No. of shares	On Exercise of Options No. of shares	Net Change Other No. of shares	Balance at end of period June 30 2006 No. of shares
Directors
M. Burne	500,000	-	-	-	500,000
D. Cairns	500,000	-	-	12,500	512,500
N. MacLachlan	1,800,000	-	-	12,500	1,812,500
T. Barr	-	-	-	-	-
N. Fearis (i)	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
T. Hoops (ii)	-	-	-	-	-
J. Rhodes (iii)	-	-	-	-	-
R. Lamont (iv)	-	-	-	-	-
Total	2,800,000	-	-	25,000	2,825,000

(i)	Mr Fearis was appointed November 28, 2005

(ii)	Mr Hoops resigned effective June 1, 2006

(v)	Mr Rhodes was appointed May 1, 2006

(vi)	Ms Lamont was appointed May 1, 2006

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

June 30, 2005	Balance at beginning of period July 1 2004 No. of shares	Granted as Compensation No. of shares	On Exercise of Options No. of shares	Net Change Other No. of shares	Balance at end of period June 30 2005 No. of shares
Directors
M. Burne	-	-	500,000	-	500,000
D. Cairns	-	-	500,000	-	500,000
N. MacLachlan	-	-	500,000	1,300,000	1,800,000
T. Barr	-	-	-	-	-
N. Fearis (i)	-	-	-	-	-

Executives
D. Rakich	-	-	250,000	(250,000)	-
T. Hoops (ii)	-	-	-	-	-
J. Rhodes (iii)	-	-	-	-	-
R. Lamont (iv)	-	-	-	-	-
Total	-	-	1,750,000	1,050,000	2,800,000

(i)	Mr Fearis was appointed November 28, 2005

(ii)	Mr Hoops resigned effective June 1, 2006

(vii)	Mr Rhodes was appointed May 1, 2006

(viii)	Ms Lamont was appointed May 1, 2006

In the years ended June 30 2005 and 2006, Mr Burne was a director and shareholder of Golden Prospect Plc, a Company which held 15,837,141 fully paid ordinary shares in the Company. During the current year, Golden Prospect Plc was taken over by Ambrian Capital Plc, which continues to hold shares in the Company, however Mr Burne is no longer a Director of Ambrian.

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Consolidated Entity would have adopted if dealing at arms length.

g) Loans to key management personnel

No loans have been granted to key management personnel during the current or prior years.

h) Other transactions and balances with key management personnel

There were no other transaction with key management personnel or their related parties during the current or prior years other than those mentioned above.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 21.  SEGMENT REPORTING

The Consolidated Entity’s primary segment reporting is geographic segments. The Consolidated Entity operates in the United States of America and Australia. Oil and gas production and exploration activities occur in the United States of America whilst the head office activities of the Consolidated Entity take place in Australia.

The Consolidated Entity operates in one business segment being oil and gas exploration, development and production.

The United States of America operations comprise of the operations of Kestrel Energy Inc and Samson Oil & Gas Inc., whilst the parent entity, Samson Oil & Gas Limited operates in Australia.

Segment accounting policies are the same as the Consolidated Entity’s policies described in Note 2.

Segment assets are classified in accordance with their use within the geographic segments regardless of legal entity ownership.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
for the year ended June 30 2007

NOTE 21. SEGMENT REPORTING (Continued)

The following table presents revenue, asset and liability information for the geographic segments for the year ending June 30, 2007, 2006 and 2005.

	Australia			United States of America			Consolidated Entity
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$	$	$	$
Revenue
Oil sales	-	-	-	2,129,194	1,061,891	336,872	2,129,194	1,061,891	336,872
Gas sales	-	-	-	8,443,399	4,340,816	742,926	8,443,399	4,340,816	742,926
Other	-	-	-	733,132	81,868	49,100	733,132	81,868	49,100
Finance Income	181,575	298,160	138,077	4,045	2,475	-	185,620	300,635	138,077
Total segment revenue	181,575	298,160	138,077	11,309,770	5,487,050	1,128,898	11,491,345	5,785,210	1,266,975

Segment Result
Segment results	(917,709)	(687,310)	(739,652)	(1,685,299)	(24,744,864)	(322,342)	(2,603,008)	(25,685,590)	(790,205)
(Loss) before income tax	(917,709)	(687,310)	(739,652)	(1,685,299)	(24,744,864)	(322,342)	(2,603,008)	(25,685,590)	(790,205)
Income tax	-	-	-	-	-	-	-	-	-
Net (Loss) for the year	(917,709)	(687,310)	(739,652)	(1,685,299)	(24,744,864)	(322,342)	(2,603,008)	(25,685,590)	(790,205)

Assets and Liabilities
Segment assets	2,624,158	13,642,090	24,350,830	61,063,616	64,219,462	5,553,784	63,687,774	77,861,552	29,904,614

Segment liabilities	3,644,798	7,222,574	221,866	21,898,761	22,653,672	1,368,603	25,543,559	29,876,246	1,590,469

Other segment information
Capital expenditure	2,138	20,028	8,817	6,797,002	55,831,654	44,440	6,799,140	55,851,682	53,257
Depreciation and amortisation expense	10,572	9,098	5,266	3,777,656	3,244,315	380,665	3,788,228	3,253,413	385,931
Impairment losses recognised in profit or loss		-	-	301,751	17,816,540	-	301,751	17,816,540	-
Other non cash expenses	-	1,769,450	-	-	-	-	-	1,769,450	-

NOTE 22.  CASH FLOW STATEMENT

	Consolidated Entity
	2007	2006	2005
	$	$	$
(a) Reconciliation of cash

Cash balance comprises: - cash at bank and on hand	3,985,991	15,628,126	6,708,181
	3,985,991	15,628,126	6,708,181
(b) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations

Net (loss)/profit from ordinary activities after tax	(2,603,008)	(25,685,590)	(790,205)
Depreciation of non-current assets	3,788,228	3,209,412	142,375
Foreign exchange loss/(gain)	(522,175)	(236,984)	58,022
Share based payments	-	1,769,450	-
Interest expense	1,173,216	335,923	-
Movement in fair value of embedded derivatives	(1,565,714)	(2,480,084)	-
Exploration expenditure	793,345	5,244,288	254,133
Impairment losses	301,751	17,816,540	-
Fair value of derivative instruments	588,146
Dividend income	-	-	(25,000)
Capitalized mineral exploration written off	-	-	132,173

Changes in assets and liabilities:

(Increase)/decrease in receivables	(75,840)	(1,305,078)	(282,968)
(Increase)/decrease in assets held for trading	(199,859)	2,581,432	788,306
(Increase)/decrease in other assets	(776,052)	(29,884)	(356,523)
Increase/(decrease) in employee entitlements	33,630	44,570	14,216
Increase/(decrease) in payables	(1,262,444)	1,077,616	810,292

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(326,776)	2,341,611	744,821
(c) Non-Cash Financing and Investing Activities

Acquisition of minority interests	294,788	3,624,384	-
Acquisition of controlling interest in Kestrel Energy Inc	-	-	14,223,048

2007

On November 6, 2006, 3,000,000 options were granted pursuant to a private offer to minority interest holders of Kestrel Energy Inc. These options have an expiry date of October 31, 2009 and an exercise price of 42 cents per share. The remaining acquisition of Kestrel Energy Inc shareholders was completed through a Plan of Merger filed on July 14, 2006 with the Secretary of State in Colorado. Under Colorado State legislation, this filing had the effect of cancelling all remaining Kestrel Energy Inc shares and granting shareholders the right to receive US$142 per share (based on 125% of the average market price for Kestrel shares traded prior to the share consolidations). Following the cancellation, Kestrel Energy Inc became a 100% owned subsidiary of Samson Oil & Gas Limited.

2006

Kestrel Energy Inc

During the year, the Company continued to receive acceptances made in relation to its offer made in the prior year to non-US Resident shareholders of Kestrel Energy Inc. The Company increased its holding of Kestrel Energy Inc from 78.8% at June 30, 2005 to 93.7% at June 30, 2006. The Company increased the value of its investment in Kestrel from $14,223,048 to $17,183,539 based on this offer.

The Company also made an offer to Kestrel Option Holders to acquire their outstanding options. The Company commissioned independent experts to value the outstanding options. The holders of these options were granted Samson Oil and Gas Limited shares to the value of their options based on the share price of the Company at acceptance date. The Company increased its investment in Kestrel by $663,893 and issued 1,514,722 shares as a result of this transaction.

2005

Kestrel Energy Inc

During the year, the Company made an offer to all non-US Resident shareholders of Kestrel Energy Inc. a junior oil and gas producer listed on the Over the Counter Bulletin Board in the United States of America. This offer was approved at a General Meeting of Samson shareholders held on December 24, 2004. Five Samson shares were granted for every one Kestrel share held by those shareholders that accepted the offer. Prior to making this offer, the Company held a 21% interest in Kestrel Energy Inc.

As at June 30, 2005 acceptances had been received in relation to 5,805,931 Kestrel shares, equating to 29,029,655 Samson shares, 21,831,790 of these shares had been issued at June 30, 2005. The remaining 7,197,865 Samson shares will be issued post year end.

This acquisition was stock for stock, therefore the net cash effect of the transaction was a cash inflow to the economic entity of $362,684, being the cash held by the entity on the date controlled was assumed.

As the offer was unconditional, the issue price of the shares was deemed to be the market price of the Samson shares on the date the acceptance was received by the Company. At balance date the Company controlled 78.2% of Kestrel Energy Inc at a cost of $14,223,048.

Details of the acquisition are as follows:-

Fair value of identifiable net assets of controlled entity acquired at January 31, 2005 (the date control was obtained)

Cash	362,684
Restricted Funds	83,272
Receivables	353,710
Other	31,676
Oil & Gas Properties	18,584,111
Office Equipment	24,655
Provision for Restoration	(213,190)
Payables	(933,756)
Outside Equity Interest	(4,070,114)
Net Assets	14,223,048

For the year ended June 30, 2005, Kestrel Equity Inc contributed a profit of $4,676 to the Company's net result.

NOTE 23. RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

	Country of	% Equity Interest
Name	Incorporation	2007	2006	2005
Kestrel Energy Inc*	United States	100.0	93.7	78.8
Samson Oil & Gas USA Inc	United States	100.0	100.0	100.0

* On March 5, 2007, Kestrel Energy Inc and Samson Oil & Gas USA, Inc merged with Samson Oil & Gas USA, Inc being the surviving entity

Ultimate parent

Samson Oil & Gas Limited is the ultimate Australian parent Company.

Other related party transactions

2007

Other than the information disclosed below there were no other related party transactions during 2007.

During the year, Minter Ellison was paid $3,180 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

Prior to Mr Fearis joining Minter Ellison, he was associated with the law firm Jeremy Shervington. The Consolidated Entity paid Jeremy Shervington $5,635 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

2006

During the year, the Australian law firm Jeremy Shervington, with whom Neil Fearis was associated was paid $71,665 for the provision of services by Neil Fearis. These services were charged on normal commercial terms.

Except for the granting of shares and options to Key Management Personnel as detailed in Note 20, there were no other related party transactions during 2006.

2005

Receivables

During the year the Consolidated Entity advanced funds to Peak Resources Management Inc (“Peak”) a related party of Mr. Tim Hoops. These funds were used to acquire exploration properties on behalf of Samson Oil and Gas USA Inc. As at June 30, 2005, $125,109 was receivable from Peak. This balance was non-interesting bearing, unsecured and expected to be received within the next twelve months. The leases associated with these properties were assigned to the Consolidated Entity in June 2006 and the debt has been extinguished through this transfer.

Loans

An amount of $521,866 was owing by the Consolidated Entity to R&M Oil and Gas Ltd, a related party of Mr. Tim Hoops. This loan was due for repayment on January 31, 2007, bears interest of 12.5% per annum and was secured by a first mortgage on selected oil and gas properties owned by Kestrel Energy Inc. This loan was repaid to R&M Oil Ltd during the year June 30, 2006.

Grant of Options

On December 24, 2004 1,000,000 and 500,000 options were granted to Economic Consultants Pty Ltd and John Kopcheff, respectively. Economic Consultants is a director related entity of Kestrel Energy Inc relating to Mr. Robert Pett. John Kopcheff is a non-executive director of Kestrel Energy Inc, a controlled subsidiary of Samson Oil and Gas Limited. These options have an exercise price of 25 cents and expire on December 31, 2009.

NOTE 24. AUDITORS’ REMUNERATION

	Consolidated Entity
	2007	2006	2005
	$	$	$
Amounts received or due and receivable by Ernst & Young (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the consolidated entity	161,099	125,607	41,845
• other services in relation the entity and any other entity in the consolidated entity
- provision of tax related services	34,973	32,805	46,125
- assurance related - an audit of the financial report to be lodged with Securities and Exchange Commission in USA	303,595	-	-
- other assurance related	-	44,965	-
	499,667	203,377	87,970
Amounts received or due and receivable by other member firms of Ernst & Young International for:
• an audit or review of the financial report of subsidiaries	25,109	95,877	-
• other services in relation the entity and any other entity in the consolidated entity
- assurance related - an audit of the financial report to be lodged with Securities and Exchange Commission in USA	290,735	-	-
	815,511	299,254	87,970

NOTE 25. (LOSS) PER SHARE

Basic (loss) per share amounts are calculated by dividing net (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted (loss) per share amounts are calculated by dividing the net (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated Entity
	Basic
	2007	2006	2005
	$	$	$
Net (loss)	(2,603,008)	(25,685,590)	(790,205)
Adjustments:
Net loss/(profit) attributable to minority interest	-	253,417	(1,028)
Net (loss) attributable to ordinary equity holders adjusted for the effect of minority interest (used in calculating basic and diluted earnings per share)	(2,603,008)	(25,432,173)	(791,233)

Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	191,973,961	104,081,159	43,361,114
Effect of dilution:
Share options	-	-	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	191,973,961	104,081,159	43,361,114

Basic (Loss) per Share - cents	(1.36)	(24.43)	(1.82)

Diluted (Loss) per Share - cents	(1.36)	(24.43)	(1.82)

At the end of year there are 44,838,338 of potential ordinary shares on issue. These potential ordinary shares are anti-dilutive for the periods presented.

On October 11, 2007 the Company issued 16,895,383 fully paid ordinary shares at 20 cents each. 3,379,077 options with an exercise price of 30 cents and an expiry date of October 10, 2012 were also issued as part of this share issue.

On October 11, 2007, the Company issued 4,000,000 options with an exercise price of 30 cents and an expiry date of October 120, 2012 to key management personnel.

There have been no further transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 26. FINANCIAL INSTRUMENTS

(a) Fair Values

Set out below is a comparison by category of carrying amounts and fair values of the Consolidated Entity’s financial instruments recognized in the financial statements.

Market values have been used to determine the fair value of listed held-for-trading investments.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
	2007	2006	2007	2006
	$	$	$	$
Financial Assets
Cash	3,985,991	15,628,126	3,985,991	15,628,126
Trade and other receivables	1,875,479	1,799,639	1,875,479	1,799,639
Assets held for trading	552,859	353,000	552,859	353,000
Restricted Funds	1,526,147	89,449	1,526,147	89,449

Financial Liabilities
Trade and other payables	2,901,166	3,885,813	2,901,165	3,885,813
Derivative	579,717	-	579,717	-
Convertible Note	20,801,211	24,509,728	19,994,106	23,861,830

There are no unrecognised financial assets or financial liabilities or off balance sheet financing arrangements at balance date.

(b) Interest Rate Risk Exposures

The Company is exposed to interest rate risk through its financial assets and liabilities. The following table summarises interest rate risk for the Consolidated Entity, together with interest rates as at balance date.

2007

		Fixed interest rate maturing in:				Average interest rate
	Floating interest rate	1 year or less	Between 3 and 5 years	Non-interest bearing	Total	Floating	Fixed
	$	$	$	$	$	%	%
Financial assets
Cash	3,985,991	-	-	-	3,985,991	4.5%	-
Restricted Funds	1,526,147	-	-	-	1,526,147	3.0%	-
Receivables	-	-	-	1,875,479	1,875,479	-	-
Investments held for trading	-	-	-	552,859	552,859	-	-
	5,512,138	-	-	2,428,338	7,940,476

Financial liabilities
Payables	1,354,448	-	-	1,546,718	2,901,166	3.0%	-
Convertible Notes*	-	-	20,801,211	-	20,801,211	-	20.5%
	1,354,448	-	20,801,211	1,546,718	23,702,377	-	-

* The bifurcation of the embedded derivative from the host contract has resulted in interest accretion expense being recognised at an effective interest rate of 20.5%. The average coupon interest rate, which represents the amount of cash interest paid on this facility is 9.5% per annum.

2006

		Fixed interest rate maturing in:				Average interest rate
Consolidated	Floating interest rate	1 year or less	Between 3 and 5 years	Non-interest bearing	Total	Floating	Fixed
	$	$	$	$	$	%	%
Financial assets
Cash	15,628,126	-	-	-	15,628,126	3.5%	-
Restricted Funds	-	89,449	-	-	89,449	-	2.5%
Receivables	-	-	-	1,799,639	1,799,639	-	-
Investments held for trading	-	-	-	353,000	353,000	-	-
	15,628,126	89,449	-	2,152,639	17,870,214

Financial liabilities
Payables	-	-	-	3,885,815	3,885,815	-	-
Convertible Notes *	-	-	24,509,728	-	24,509,728	-	20.5%
	-	-	24,509,728	3,885,815	28,395,543

* The bifurcation of the embedded derivative from the host contract has resulted in interest accretion expense being recognized at an effective interest rate of 20.5%. The average coupon interest rate, which represents the amount of cash interest paid on this facility is 9.5% per annum

Interest on financial instruments classified as floating interest rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The Consolidated Entity does not have any financial instruments with maturities of greater than one year but less than three years and thus this column has not been included in the table.

c) Guarantees

Samson Oil and Gas Limited has provided a guarantee to Macquarie Bank Limited in relation to the bank debt of its subsidiary, Samson Oil and Gas USA, Inc. As at June 30, 2007, the outstanding face value of the debt was US$20,000,000 (2006:US$20,000,000, 2005:nil) converted at the AUD:USD spot rate at year of 0.8488 (2006:0.7301). Refer to Note 15 for further details in relation to this balance

Note 27.  CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Consolidated Entity or Company at balance date (2006: Nil).

NOTE 28. INTEREST IN JOINTLY CONTROLLED ASSETS

The Company has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production

		Percentage of Interest Held	Percentage of Interest Held
Name		% June 30, 2007	% June 30, 2006
Exploration
P39/2574	Western Australia	-	25.0
P39/2575	Western Australia	-	25.0
P39/2576	Western Australia	-	25.0
P39/2577	Western Australia	-	25.0
P39/2578	Western Australia	-	25.0
P39/2579	Western Australia	-	25.0
P39/2614	Western Australia	-	25.0
P39/2615	Western Australia	-	25.0

P39/4276	Western Australia	-	25.0
M39/371	Western Australia	-	25.0
M39/372	Western Australia	-	25.0
M39/397	Western Australia	-	25.0
M39/398	Western Australia	-	25.0
Baxter Shale	United States of America	55.0	55.0
Browns Ranch	United States of America	100.0	100.0
Greens Canyon	United States of America	100.0	100.0
Hawk Springs	United States of America	50.0	50.0
Stage Coach East	United States of America	100.0	100.0
Flaming Gorge	United States of America	100.0	100.0
Gold Coast Unit CBM	United States of America	50.0	50.0
Firehole Canyon	United States of America	100.0	100.0
State GC	United States of America	26.0	26.0
South Goose Lake	United States of America	25.0	-

Production
Amber	United States of America	37.5	37.5
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kaye Unit	United States of America	2.0	2.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	17.0	17.0
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
Reiser Canyon	United States of America	100.0	100.0
North Stockyard	United States of America	34.5	-

Oil and gas properties held as jointly controlled assets total $46,343,369 (2006: $53,613,313).

NOTE 29. EVENTS SUBSEQUENT TO BALANCE DATE

On October 11, 2007 the Company issued 16,895,383 fully paid ordinary shares at 20 cents each to raise $3,379,077 (before costs) and 3,379,077 options with an exercise price of 30 cents and an expiry date of October 10, 2012. The financial effect of this share issue has not been included in the financial statements for the year ended June 30, 2007.

On October 11, 2007, the Company also issued 4,000,000 options to key management personnel with an exercise price of 30 cents and an expiry date of October 10, 2012. These options vest immediately. The financial effect of this option issue has not been included in the financial statements for June 30, 2007.

The Directors are not aware of any other matters or circumstances not otherwise dealt with in the report or financial statements that have significantly, or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in the subsequent financial years

NOTE 30.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Consolidated Entity’s principal financial instruments, other than derivatives, comprise bank loans, investments held for trading and cash.

The main purpose of these financial instruments is to raise finance for the Consolidated Entity’s operations. The Consolidated Entity has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Consolidated Entity also enters into derivative transactions, principally fixed forward swaps in relation to natural gas prices.

The main risks arising from the Consolidated Entity’s financial instruments are cash flow interest rate risk, foreign currency risk and commodity risk. The Board reviews and agrees policies for managing each of these risks as summarised below.

Cash flow interest rate risk

The Consolidated Entity has minimal interest rate risk, as its long term borrowings have a fixed interest rate; therefore the Consolidated Entity is not exposed to changes in market interest rates.

Foreign currency risk

The Consolidated Entity has one controlled subsidiary based in the United States. The functional currency of this subsidiary is US$. As a result of this significant investment in operations in the United States, our financial conditions can be affected significantly by movements in the US$/A$ exchange rates. The Company has managed some of its risk by borrowing funds to finance a portion of this investment in US$. The majority of material revenue and expenses are also incurred in US$, thereby creating a natural hedge for the Company and minimising foreign currency risk.

Commodity price risk

The Consolidated Entity carries significant exposure to oil and gas price risk. These commodity prices are subject to wide fluctuations’ and market uncertainties due to a variety of factors that are beyond our control. Sustained weakness in oil and natural gas prices may adversely affect the Consolidated Entity’s financial condition.

NOTE 30.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

In order to protect the Consolidated Entity from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On September 19, 2006 the Consolidated Entity entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for US$6.03 per MMBTU. The volumes associated with this hedge are as follows:

November 2006 - March 2007	35,000 MMBTU
April 2007 - December 2008	25,000 MMBTU
January 2008 - October 2009	20,000 MMBTU

On February 20, 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for US$6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

The fair value of these fixed forward swaps are recorded in the Balance Sheet as a current and non current liability depending on the maturity date of the swaps. It’s valued by the Company with reference to the forward curve for the Colorado Interstate Gas price for the relevant time period. Any movement in its fair value is taken to directly to the Income Statement. At balance date the instrument was valued at $579,717 (2006: nil) and the Company recorded a loss in relation to the fair value movement of this instrument of $588,146 (2006: nil).

Credit Risk

The Consolidated Entity trades only with recognized, creditworthy third parties.

Receivables balances are monitored on an ongoing basis with the result the Consolidated Entity’s exposure to bad debts is not significant. There are no significant concentrations of credit risk.

With respect to credit risk arising from the other financial assets of the Consolidated Entity, which comprise cash and cash equivalents, held for trading assets and certain derivative instruments, the Consolidated Entity’s exposure to credit risk arses from default of the counter party, with a maximum exposure to the carrying amount of these instruments.

Since the Consolidated Entity only trades with recognized credit worthy third parties, there is no requirement for collateral.

NOTE 31. SHARE BASED PAYMENT PLANS

Employee Options

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

No options were issued to employees during the current year.

During the year ended June 30, 2006, 8,500,000 options were issued to employees, directors and consultants associated with the Company. These options have an exercise price of 45 cents, vested immediately and expire on May 31, 2011. The value of these options was 23.87 cents per option for those issued to directors and 15.22 cents per option for those issued to executives. Although the options were issued on the same terms and conditions, different values have been assigned to them due to differences in the variables used in the binomial option pricing model used to the value the options.

The associated expense has been recognized in the income statement for the prior year. The binomial pricing model used to value the options used the following variables.

NOTE 31. SHARE BASED PAYMENT PLANS (Continued)

Directors

The options have been valued at 23.87 cents per option at the grant date of May 22, 2006.

Share price at grant date (cents)	40.0
Exercise price (cents)	45.0
Time to expiry (years)	5
Risk free rate (%)	5.75
Share price volatility (%)	82.55

Executives

The options have been valued at 15.22 cents per option at the grant date being June 7, 2006.

Share price at grant date (cents)	37.5
Exercise price (cents)	45.0
Time to expiry (years)	5
Risk free rate (%)	5.75
Share price volatility (%)	69.79

In the year ended June 30, 2005, 6,200,000 options were issued to employees. These options were not required to be valued and expensed under the accounting standards applicable at the time. These options vested immediately, have an exercise price of 25 cents and expire on December 31, 2009

At year end there were 14,666,688 (2006: 14,700,000) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 34 cents per option.

During the year ended June 30, 2006, 33,312 shares were issued to employees as a result of the conversion of options issued in the prior year. These options had an exercise price of 25 cents and expired on December 31, 2009.

No options were forfeited or cancelled during the current or prior year.

The weighted average remaining contractual life for the share options outstanding as at June 30, 2007 is between 2 and 4 years (2006: between 3 and 5 years).

The range of exercise prices for options outstanding at the end of the year was 25 - 45 cents. (2006: 25 - 45 cents).

The weighted average fair value of options granted during the year was nil (2006: 22.8 cents).

Other share based payments

During the year ended June 30, 2007, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc. The options have an exercise price of $0.42 shares and expire October 31, 2009 and vest immediately. They have been recorded as a cost of investment in Kestrel Energy Inc.

These options have been valued at 9.8 cents per share, using the Binomial pricing model, which takes into account the following variables:

Dividend Yield (%)	-
Expected volatility (%)	69
Risk-free interest rate (%)	6.07%
Expected life of options - years	3
Option Exercise Price - cents	42.00
Share Price - cents	26.50

During the year ended June 30, 2006, 1,662,867 fully paid ordinary shares in the Company were granted Mountain Energy as part consideration for a subsidiary Company share in leasing rights over exploration land in Wyoming. The shares have been valued at the value of the Company’s shares on the date the shares were issued to Mountain Energy, being June 16, 2006, which has been recognised as deferred exploration expenditure. The market value of Samson shares on issue date was 36 cents.

Also during the year ended June 30, 2006, as part of the continuing acquisition of Kestrel Energy Inc, fully paid ordinary shares in the Company were issued to Kestrel options holders. The value of the options held in Kestrel Energy was independently valued and the Australian dollar equivalent of Samson shares were issued to option holders based on the USD:AUD spot price and Samson’s share price at issue date. This cost has been recognised in the acquisition of a minority interest in Kestrel.

On May 22, 2006 3,121,650 options were issued to Macquarie Securities USA Inc as consideration for brokerage services provided. These options vest immediately, have an exercise price of 42 cents and expire on May 31, 2009. They have a deemed value at grant date of 20.79 cents. The total fair value of these options, being $645,245 was accounted for as cost of capital raising and is recognised in equity.

These options have been valued at 20.79 cents per share, using the Binomial pricing model, which takes into account the following variables:

Dividend Yield (%)	-
Expected volatility (%)	75
Risk-free interest rate (%)	5.58%
Expected life of options - years	3
Option Exercise Price - cents	42.00
Share Price - cents	40.00

Also during the year ended June 30, 2006 21,000,000 options were issued to Macquarie Bank Limited as part of the convertible loan agreement. Following the repayment of US$1,000,000 of the facility, 1,000,000 options were cancelled. Refer to Note 15 for further details in relation to the terms and conditions and measurement of these options.

In the year ended June 30, 2005, 4,050,000 options were issued to consultants. These options were not required to be valued and expensed under the accounting standards applicable at the time. These options vested immediately, have an exercise price of 25 cents and expire on December 31, 2009

The grant date of share based payments is the date in which approval is communicated to recipients by the shareholders or Board of Directors as appropriate.

NOTE 32. TRANSITION TO AIFRS

For all periods up to and including the year ended June 30, 2005, the Consolidated Entity prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice (AGAAP). These financial statements for the year ended June 30, 2006 are the first the Consolidated Entity is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Consolidated Entity has prepared financial statements that comply with AIFRS applicable for periods beginning on or after January 1, 2005 and the significant accounting policies meeting those requirements are described in Note 2. In preparing these financial statements, the Consolidated Entity has started from an opening balance as at July 1, 2004, the Consolidated Entity's transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

This note explains the principal adjustments made by the Consolidated Entity and the Company in restating its AGAAP balance sheet as at July 1, 2004 and its previously published AGAAP financial statements for the year ended June 30, 2005.

NOTE 32. TRANSITION TO AIFRS (cont.)

Exemptions Applied

AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.

The Consolidated Entity has taken the following exemptions:

•
Comparative information for financial instruments is prepared in accordance with AGAAP and the Company and Consolidated Entity have adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from July 1, 2005

•	AASB 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associated and joint ventures that occurred before July 1, 2004.

•
AASB 2 Share-based Payment has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2005.

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

(i)	Reconciliation of total equity as presented under AGAAP to that under AIFRS

	Consolidated
CONSOLIDATED	Notes		July 1, 2005	June 30, 2005	July 1, 2004
			$	$	$
Total equity under AGAAP			28,349,340	28,349,340	7,504,790
Adjustments to equity
Change in foreign exchange translation method	(A	)	162,793	162,793	-
Change in accounting method for business combination	(B	)	(197,988)	(197,988)	-
Measurement of investments at fair value	(C	)	222,000	-	-
Total equity under AIFRS			28,536,145	28,314,145	7,504,790

(ii)	Reconciliation of profit after tax under AGAAP to that under AIFRS

	Notes		Year ended June 30, 2005
			$
Profit after tax as previously reported			2,216,690
Foreign Exchange Losses	(A	)	24,638
Change in accounting method for business combination	(B	)	(3,031,533)
Profit after tax under A-IFRS			(790,205)

Note

(A)  Foreign Exchange Translation. Under AIFRS, the temporal method is not permitted. Instead the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Consolidated Entity at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rate for the period.

NOTE 32. TRANSITION TO AIFRS (cont.)

(B) Business Combinations. Under AIFRS, management has reassessed the acquisition of Kestrel which occurred during the year ended June 30, 2005, to ensure it has been correctly accounted for in accordance with AASB 3 Business Combinations.

(C) Financial Instruments. Under AIFRS investments have been classified as held for trading and are measured at fair value. Under AGAAP investments were measured at the lower of cost and recoverable amount. As noted above the Company elected not to apply the AIFRS financial instruments standards (AASB 132 and AASB 139) until July 1, 2005. The adjustment represents the impact of marking all investments held for trading to market at July 1, 2005.

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company's consolidated financial statements are prepared in accordance with the Australian equivalents to International Financial Reporting Standards (“AIFRS”) which as applied by the Company also complies with International Financial Reporting Standards (“IFRS”).

AIFRS differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant adjustments to net (loss)/profit for the years ended June 30, 2007, 2006 and 2005 and to total equity as of June 30, 2007, 2006 and 2005 which would be required if US GAAP had been applied instead of AIFRS in the consolidated financial statements. The information for the Company is presented for the twelve months ended June 30, 2005, however the principal operating activity for the Company began with the acquisition of Kestrel Inc. in February 2005. Company operations were insignificant prior to that date. As a result, predecessor information is presented for Kestrel Inc. for the seven month period ended January 31, 2005.

(a)	Reconciliation of Net (Loss )/Profit

	Note	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
			A$	A$
Loss attributable to members of the parent under AIFRS		(2,603,008)	(25,432,173)	(791,233)
US GAAP Adjustments
Adjustment to impairment expense	1	(864,821)	15,415,779	-
Adjustment to depletion expense	2	(215,125)	(671,271)	-
Recognition of additional loss previously applied to minority interest holders	4	-	(60,054)	-
Recognition of expense related to share-based payments due to timing of transition to AIFRS	3	-	-	(1,091,950)
Fair value adjustments related to assets held for trading	5	-	-	98,708
Total Adjustments		(1,079,946)	14,684,454	(993,242)
Net loss in accordance with US GAAP		(3,682,954)	(10,747,719)	(1,784,475)
Movement in foreign currency translation reserve		(7,537,013)	2,003,105	168,030
Comprehensive Loss		(11,219,967)	(8,744,614)	(1,616,445)

NOTE 33.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (cont.)

(b)	Comprehensive Income

Comprehensive earnings (loss) is a term used to refer to net earnings (loss) plus other comprehensive income (loss). Other comprehensive income (loss) is comprised of revenues, expenses, gains, and losses that under generally accepted accounting principles are reported as separate components of shareholders’ equity instead of net earnings (loss). The Company’s other comprehensive income (loss) during the last three years only pertain to foreign currency gains (losses) related to the translation of the Company’s operations located in the United States.

The roll forward analysis of accumulated other comprehensive earnings (loss) for the years ended June 30, 2007, 2006 and 2005 follows:

Accumulated Other Comprehensive Income/(Loss)
Balance at July 1, 2004	-
Movement in foreign currency translation reserve	168,030
Balance at June 30, 2005	168,030
Movement in foreign currency translation reserve	2,003,105
Balance at June 30, 2006	2,171,135
Movement in foreign currency translation reserve	(7,537,013)
Balance at June 30, 2007	(5,365,878)

(c)	Earnings per Share

	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
	A$	A$	A$
Net (loss)/profit in accordance with US GAAP	(3,682,954)	(10,747,719)	(1,784,475)
Weighted average number of ordinary shares used in calculating basic earnings per share:	191,973,961	104,081,159	43,361,114
Effect of dilution:
Share options	-	-	-
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	191,973,961	104,081,159	43,361,114
Basic (loss)/earnings per share - in accordance with US GAAP - (cents per share)	(1.92)	(10.32)	(4.11)
Diluted (loss)/earnings per share - in accordance with US GAAP - (cents per share)	(1.92)	(10.32)	(4.11)

Year ended June 30, 2007

44,838,338 options are outstanding which if converted to ordinary shares could potentially dilute basic EPS in the future. Refer to note 31 for details of these options.

Year ended June 30, 2006

41,838,338 options are outstanding which if converted to ordinary shares could potentially dilute basic EPS in the future. Refer to note 31 for details of these options.

These securities have not been included in the computation of diluted EPS for the years ended June 30, 2007 and 2006 as to do so would have been anti-dilutive.

Year ended June 30, 2005

 10,216,688 options are outstanding which if converted to ordinary shares could potentially dilute basic EPS in the future. Refer to note 31 for details of these options.

 These securities have not been included in the computation of diluted EPS for the years ended June 30, 2007, 2006 and 2005 as to do so would have been anti-dilutive.

(d)	Reconciliation of Shareholders Equity

	Note	As at June 30, 2007	As at June 30, 2006	As at June 30, 2005
		A$	A$	A$
Shareholders Equity reported using AIFRS		38,144,215	47,985,306	28,314,145
Adjustment to impairment expense	1	14,550,958	15,415,779	-
Adjustment to depletion expense	2	(886,396)	(671,271)	-
Recognition of additional loss previously applied to minority interest holders	4	(60,054)	(60,054)	-
Reversal of adjustment under AIFRS to reinstate investment in Kestrel at cost	7	(2,834,573)	(2,834,573)	(2,834,573)
Adjustment to recognize assets held for trading at fair value	5	-	-	222,000
Reduction in value of minority interest	4	-	-	(3,472,099)
Movement of remaining minority interest to mezzanine	8	-	-	(599,043)
Adjustment to Foreign Currency Translation Reserve	6	(1,785,450)	(189,149)	(20,049)
Reversal of other reserve value	9	1,373,063	(200,397)	-
Shareholders Equity reporting using US GAAP		48,501,763	59,445,641	21,610,381

Notes

(1)   Impairment Expense The application of US GAAP has resulted in lower impairment expense recorded by the Company, due to the two stage process required by US GAAP when assessing impairment. Initially the carrying value of oil and gas properties (including lease and well equipment) is compared to the undiscounted future cash flows relating to that asset. If the carrying value is less than the undiscounted future cash flows, no further adjustments are required. In Samson's case, many of the oil and gas properties met this test and therefore did not require any further review.

If the carrying value of the asset is greater than the future undiscounted cash flows, the asset is required to be written down to its fair value. In determining the fair value of an asset, the company uses the sum of the discounted future cash flows.

Under AIFRS, the Company is required to compare the carrying value of its oil and gas properties (including lease and well equipment) to the discounted cash flow relating to that asset, effectively skipping the first stage of the US GAAP review. The difference between comparing the carrying values of the oil and gas properties to the discounted cash flows (AIFRS) and the undiscounted cash flows (US GAAP) has resulted in the lower gross impairment charge (see explanation below on the reversal of impairment) for the Company, under US GAAP by $6,369,567 for the year ended June 30 2007 and by $15,415,779 for the year ended June 30, 2006. There was no impairment charge recognized for the year ended June 30, 2005.

Under AIFRS, previously recognized impairment losses may be reversed if the conditions which caused the impairment losses to be recorded initially no longer exist. In the current year, the Company recognized a reversal of impairment expenses previously recorded of $7,234,388. $5,303,808 related to impairments recognized in the six months ended December 31, 2006 and $1,930,579 related to impairment recognised in the year ended June 30, 2006. The reversal of previously recognized impairment losses is not allowed under US GAAP.

As a result of the reversal of the impairment expense previously recognised under AIFRS, the net impairment adjustment under US GAAP for the year ended June 30, 2007 was an increase in the expense recognised of $864,821.

(2)   Depletion As a result of certain adjustments under US GAAP, the carrying value of the Company's assets has changed significantly. The significant adjustments under US GAAP that affect carrying value pertain to reversal of impairment losses booked under AIFRS for the fiscal years ending June 30, 2007 and 2006 and the adjustment related to the business combination for the year ended June 30, 2005.

(3)   Share Based Payments  As disclosed in Note 31, Share Based Payment Plans to the consolidated financial statements, the Company issued share options to directors, employees and non-employees as an incentive for past performance or in consideration for services rendered.

Under AIFRS, the Company accounts for share-based payments under AASB 2 “Share-Based Payments.”   Options issued after November 7, 2002 and vested on or after January 1, 2005 are required to have the grant-date fair value be recognized as an expense over the vesting period.

Options issued to employees

Under US GAAP, prior to July 1, 2005, the Company accounted for its stock options in accordance with Accounting Principles Board Opinion No. 25:  “ Accounting for Stock Issued to Employees” and related interpretations (“APB 25”) and adopted the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).  Under APB 25, the Company recognized compensation expense for stock options only if the current market price of the underlying stock exceeded the exercise price as at the measurement date.  The resultant compensation cost was charged to earnings rateably over the vesting period.

Effective July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004)“Share-Based Payments” (“SFAS 123R”) under US GAAP.  SFAS 123R eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period).

The Company has elected to apply SFAS 123R using the modified prospective method thereby recognizing the compensation cost in the consolidated financial statements based on grant-date fair value for all share-based payments granted after July 1, 2005, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.

SFAS 123R is consistent with share-based payments recognition under AASB 2, however, differences arise in terms of transition dates described above. Under AIFRS, the Company did not recognize an expense for stock options issued to employees and non-employees during fiscal year 2005, but have vested prior to January 1, 2005 in accordance with the transition provision under AASB 2. Under US GAAP, compensation expense is recognized based on intrinsic value under APB 25 for employee stock options granted during fiscal year 2005. This resulted in recognition of cost of share-based payments under US GAAP amounting to $124,000.

There is no difference in share-based payments expense between US GAAP and AIFRS during the years ended June 30, 2007 and June 30 2006.

As a result of adopting SFAS123R on July 1, 2005, the Company's net loss and net loss per share for the year ended June 30, 2006 was higher by $1,769,450 and 2 cents, respectively, than if it had continued to account for share based payments under APB 25. The adoption of SFAS123R had no effect on cash flows.

Options issued to non-employees

Under US GAAP, the Company accounts for share-based compensation to non-employees in accordance with SFAS 123, as amended by SFAS No. 148, “ Accounting for Stock-Based Compensation-Transition and Disclosure”, and Emerging Issues Task Force Issue No. 96-18,“Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services .”  Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options as   of the measurement date, using the Black-Scholes model, and recognized the compensation cost over the period in which the options vest.

SFAS 123R is consistent with share-based payments recognition under AASB 2, however, differences arise in terms of transition dates described above. Under AIFRS, the Company did not recognize an expense for stock options issued to non-employees during fiscal year 2005, but have vested prior to January 1, 2005 in accordance with the transition provision under AASB 2. Under US GAAP, compensation expense is recognized based on fair value method for options issued to non-employees during fiscal year 2005. This resulted in recognition of cost of share-based payments under US GAAP amounting to $967,950.

There is no difference in share-based payments expense between US GAAP and AIFRS during the years ended June 30, 2007 and June 30 2006

There are no differences in share-based payment expense for non-employees between US GAAP and AIFRS for the years ended June 30, 2007 and 2006.

Additional Share Based Compensation Payment Disclosure Requirements

During the fiscal year 2005 the Consolidated Entity issued options to employees and Directors. For the purposes of US GAAP, these options were accounted for using the intrinsic value method of APB 25. In accordance with SFAS 123R, the following additional disclosures are required in relation to these options:

Year ended June 30, 2005
A$
Net income:
Net loss as reported for US GAAP	(1,784,475)
Add: Stock based employee compensation expense previously include in reported net income, net of related tax effects	124,000
Deduct: Stock based employee compensation expense determined under fair value method for all awards, net of tax related effects	(1,481,800)
Pro Forma Net Loss	(3,142,275)

Basic Earnings/(Loss) per common share:
As reported - cents per share	(4.11)
Pro Forma - cents per share	(7.25)

Diluted Earnings/(Loss) per common share:
As reported - cents per share	(4.11)
Pro Forma - cents per share	(7.25)

2007

The following is a summary of changes in outstanding employee options for the year ended June 30, 2007:

	Number of Options	Weighted average exercise price	Weighted average remaining contractual life (months)	Aggregate intrinsic value
		A$		A$
Outstanding at beginning of year	14,666,688	0.37	52	127,664
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at end of year	14,666,688	0.37	40	127,664

All options vest immediately upon issue and therefore are all exercisable at year end.

2006

The following is a summary of changes in outstanding employee options for the year ended June 30, 2006:

	Number of Options	Weighted average exercise price	Weighted average remaining contractual life (months)	Aggregate intrinsic value
		A$		A$
Outstanding at beginning of year	6,200,000	0.25	54	124,000
Granted	8,500,000	0.45	59	-
Exercised	(33,312)	0.25	42	3,664
Forfeited	-	-	-
Expired	-	-	-
Outstanding at end of year	14,666,688	0.37	52	127,664

All options vest immediately upon issue and therefore are all exercisable at year end.

During the year ended June 30, 2006, 33,312 options were exercised. These options had an exercise price of 25 cents each and an intrinsic value of 11 cents per share when they were exercised. These options had a related cash cost of $8,328.

2005

During the year ended June 30, 2005, the Company issued 6,200,000 options to Directors and employees. These options had a weighted average exercise price of $0.25 and an aggregate intrinsic value of $124,000 at grant date.

The weighted average grant date fair value for the options issued to employees during the year ended June 30, 2007 was nil (2006: 22.8 cents, 2005: 23.9 cents).

The total fair value of employee options granted and vested during the year ended June 30, 2007 amounted to nil (2006: $1,769,450, 2005: $1,481,800).

At 30 June 2005, these were the only options outstanding and had a weighted average remaining contractual life of 40 months. These options all vest immediately upon issue and are therefore all exercisable at year end.

The following is a summary of changes in outstanding options (other than those issued to employees) for the year ended June 30, 2007:

	Number of Options	Weighted average exercise price A$	Weighted average remaining contractual life (months)	Aggregate intrinsic value A$
Outstanding at beginning of year	7,171,650	0.32	39	81,000
Granted	3,000,000	0.42	40	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at end of year	10,171,650	0.32	39	-

All options vested immediately upon issue and therefore are all exercisable at year end.

The weighted average grant date fair value for the options issued during the year ended June 30, 2007 (other than those options issued to employees) was 9.8 cents. The total fair value of non-employee options granted and vested during the year ended June 30, 2007 amounted to $294,000. The grant date intrinsic value of options issued during the year ended June 30, 2007 was nil.

The following is a summary of changes in outstanding options (other than those issued to employees) for the year ended June 30, 2006:

	Number of Options	Weighted average exercise price A$	Weighted average remaining contractual life (months)	Aggregate intrinsic value A$
Outstanding at beginning of year	4,050,000	0.25	54	81,000
Granted	3,121,650	0.42	35	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at end of year	7,171,650	0.32	39	81,000

All options vested immediately upon issue and therefore are all exercisable at year end.

The weighted average grant date fair value for the options issued during the year ended June 30, 2006 (other than those options issued to employees) was 20.79 cents. The total fair value of non-employee options granted and vested during the year ended June 30, 2006 amounted to $645,245. The grant-date intrinsic value of options issued during the year ended June 30, 2006 was nil.

The following is a summary of changes in outstanding options (other than those issued to employees) for the year ended June 30, 2005:

	Number of Options	Weighted average exercise price A$	Weighted average remaining contractual life (months)	Aggregate intrinsic value A$
Outstanding at beginning of year	-	-		-
Granted	4,050,000	0.25	54	81,000
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at end of year	4,050,000	0.25	48	81,000

All options vested immediately upon issue and therefore are all exercisable at year end.

The weighted average grant date fair value for the options issued during the year ended June 30, 2005 (other than those options issued to employees) was 23.9 cents. The total fair value of non-employee options granted and vested during the year ended June 30, 2005 amounted to $967,950.

Refer to Note 31 for details as the valuation of the options granted to non-employees during the years ended June 30, 2007 and 2006. For options granted to non-employees during the year ended June 30, 2005, the binomial pricing model used the following variables to value the options:

2005
Dividend yield (%)	-
Expected volatility (%)	130
Risk-free interest rate (%)	5.22
Expected life of option (years)	5
Option exercise price - cents	25
Share price at grant date - cents	27

The expected life of the options is based on the expiry date of the option and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumptions that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The fair value of options in 2007 amounting to $294,000 was accounted for as a cost of acquisition in relation to the Company’s investment in Kestrel Energy Inc.

The fair value of options in 2006 amounting to $645,245 was accounted for as a cost of capital raising and is recognized in equity.

(4) Business Combination under AIFRS, the valuation of any minority interest acquired as part of a business combination is recognized at the fair value of assets acquired, whereas under U.S. GAAP, the value applied to minority interests is the historical cost of net assets acquired prior to the business combination. The value assigned to the minority interest under US GAAP was therefore significantly lower than under AIFRS. At June 30, 2005, minority interest is lower by $3,472,099 under US GAAP. The reduced value of minority interest resulted in lower asset values under US GAAP and correspondingly, in part, contributed to the lower impairment charge being recorded by the Company for US GAAP purposes for the year ended June 30, 2006. (See reference (1) to this reconciliation).

During the year ended June 30, 2006, for the purposes of the reconciliation to US GAAP, a portion of the loss previously attributed to the minority interest was attributed to the members of the parent entity. This is because the minority interest had insufficient assets to absorb the loss.

Details of the Acquisition of Kestrel Energy Inc

During the fiscal year 2005, the Company made an offer to all non-US resident shareholders of Kestrel Energy Inc, a junior oil and gas producer listed on the Over the Counter Bulletin Board in the United States of America. This offer was approved at a General Meeting of the Company's shareholders held on December 24, 2004. Five Samson shares were granted for every one Kestrel share held by those shareholders that accepted the offer.

As the offer was unconditional, the issue price of the shares was deemed to be the market price of the Samson shares on the date the acceptance by the Kestrel shareholders was received by the Company. At June 30, 2005 the Company controlled 78.2% of Kestrel Energy Inc at a cost of $11,388,475.

Details of the acquisition are as follows in accordance with US GAAP:

Fair value of identifiable net assets of controlled entity acquired at January 31, 2005 (the date control was obtained):

Cash	362,684
Restricted Funds	83,272
Receivables	353,710
Other	31,676
Oil and Gas Properties	12,274,589
Accounts Payable	(933,757)
Asset Retirement Obligation	(213,190)
Minority Interest	(570,509)

Net Assets	11,388,475

The results of Kestrel Energy Inc have been included in the results of the Company from February 1, 2005.

If the acquisition of Kestrel transaction had taken place on July 1, 2004, the Company would have recorded consolidated revenues of $2,958,470, a net loss of $1,449,155 and a basic loss per share of 2.42 cents. A pro forma adjustment to depletion expense has been included in this calculation.

(5) Investments held for trading  Under AIFRS and US GAAP, assets held for trading are accounted for at fair value, with the fair value movement recognized in profit and loss. However, upon adoption of AIFRS in fiscal year 2006, the Company has elected to apply an exemption available under AASB 1, First Time Adoption of AIFRS, from having to apply AASB 139, Financial Instruments: Recognition and Measurement to the comparative period. As such, assets held for trading as of June 30, 2005 were carried at the lower of cost and net realizable value in accordance with AGAAP. This resulted in different amounts recognized in the profit and loss amounting to $98,708 for the year ended June 30, 2005 and a different carrying value of investments held for trading as of June 30, 2005 amounting to $222,000. The difference in the carrying value as of June 30, 2005 amounting to $222,000 was adjusted to the Company's equity under AIFRS when it adopted AASB 139 effective July 1, 2005.

Included in the investments held for trading detailed in Note 8 is the following:

	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
	A$	A$	A$
Fair value of investments held with an unrealized loss	155,859	68,000	2,547,431
Aggregate amount of unrealized loss	22,000	104,000	1,569,286

All of the investments listed in this table have been in a continuous loss position for more than twelve months. The Consolidated Entity does not believe that this unrealised loss position is not temporary.

(6)   Foreign Currency Reserve . The Company had two subsidiaries located in the United States of America. During the year ended June 30, 2007, Samson Oil and Gas USA Inc, merged with Kestrel Energy Inc, with Samson Oil and Gas USA Inc, was the surviving entity. The functional currency of these subsidiaries is the USD, whereas the reporting currency of the company is the AUD. Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. At reporting date, balance sheet items are retranslated to the prevailing spot rate. The exchange differences arising on this translation are taken directly to the foreign currency reserve in shareholders equity.

Whilst there is no difference in the accounting treatment of the conversion of foreign subsidiaries between US GAAP and AIFRS, the differences and adjustments noted above have all been denominated in USD as they are related to the US subsidiaries and therefore have affected the balance of the foreign currency reserve.

(7) Reversal of adjustment under AIFRS to reinstate investment in Kestrel to cost. As of June 30, 2004, the Company had recognized an impairment loss related to its investment in Kestrel Energy, Inc. amounting to $2,834,573. In accordance with the requirements of AASB3, Business Combination , the Company reversed this previously recognized impairment loss to equity when it gained control of Kestrel Energy Inc. in January 2005. Under US GAAP, this reversal of impairment is not permitted, as such the balance has been applied to the cost of acquiring Kestrel.

(8)   Movement of minority interests. Under AIFRS, minority interests are presented within equity, but separate from the parent shareholders' equity. Under US GAAP, minority interests are presented outside equity, in between liabilities and equity. Accordingly, the remaining minority interests under AIFRS as of June 30, 2005 amounting to $599,043 after the adjustment described in Note 4 is reversed under US GAAP.

(9)   Other Reserve. The Company has recorded a value in Other Reserve in relation to the continued acquisition of remaining Kestrel shares.  Under US GAAP, acquisition of minority interest is accounted for under the purchase method, and the balance is applied to the acquisition cost of Kestrel.

(10) Capitalized Interest. US GAAP differs from AIFRS in regards to the capitalized of interest. Although the Company incurs development costs related to certain oil and gas fields, the amount of such costs that would be subject to capitalized interest is insignificant and therefore is not reflected as a reconciling item.

(11) Cash Proceeds from Dividends. Under AIFRS, cash received from dividends are included in cash flows from investing activities. This differs from US GAAP, which requires the cash received from dividends to be recorded as a cash flow from operating activities. Under US GAAP, cash flows from operating activities for the year ended June 30, 2005 would have increased $25,000 to $1,323,821. Correspondingly, cash flows from investing activities for the year ended June 30, 2005 would have decreased by $25,000 to ($1,553,743). There were no dividends received for the years ended June 30, 2007 and June 30, 2006.

(e )  Income Tax Under US GAAP

	2007 A$	2006 A$	2005 A$
Deferred Income Tax
Deferred income tax at June 30 relates to the following:

CONSOLIDATED
Deferred tax liabilities - non current
Unrealized foreign exchange gains on intercompany loans	-	462,222	-
Carrying value of oil and gas properties	4,166,782	4,134,091	108,234
Note Payable	1,155,602	1,613,284	-
Loan Fees	3,345	-	-
Gross deferred tax liabilities	5,325,729	6,209,597	108,234

Deferred tax assets - current
Assets held for trading	6,342	443,398	324,752
Hedge Liability	226,090	-	-
Total	232,432	443,398	324,752

Deferred tax assets - non current
Losses available to offset against future taxable income	10,561,599	9,774,848	7,625,670
Share Issue Costs	57,493	77,206	70,966
Other	29,678	542,849	130,057
Total	10,648,770	10,394,903	7,826,693

Gross deferred tax assets	10,881,202	10,838,301	8,151,445
Valuation allowance	(5,555,473)	(4,628,704)	(8,043,211)
Net deferred tax assets	5,325,729	6,209,597	108,234

Deferred tax income/(expense)	-	-	-
Net deferred tax recognized in the balance sheet	-	-	-

The Consolidated Entity has not recognized a deferred income tax asset in relation to these losses as realization of the benefit is not regarded as more likely than not. The effective tax rate for 2006 and 2005 varies from the statutory rate due primarily to changes in the valuation allowance.

(f)  Asset Retirement Obligation , prepared in accordance with US GAAP

The Company records the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties. Changes in asset retirement obligations during the period were:

Provision for Restoration	2007	2006
	A$	A$
Balance at beginning of year	933,864	238,975
Acquisition of subsidiary	-	-
Recognized upon acquisition of new assets	-	158,367
Recognized upon new drilling	15,019	-
Reduction in provision relating to wells plugged and abandoned during the year	(117,813)	-
Revisions in estimated cash flows (1)	-	524,766
Accretion of discount	28,259	11,756
Balance at end of the year	859,329	933,864

(1) - During the prior year, the Company undertook a review of its asset retirement obligation, which resulted in additional liability being recognized due to change in estimated ultimate settlement cost.

(2) - Whilst the recognition of the Company's Asset Retirement Obligation (ARO) is similar under US GAAP and AIFRS, the measurement of the ARO is different. AIFRS requires the Company to discount its expected future cash flows using an inflation adjusted risk free rate, whereas US GAAP requires the Company to use its credit adjusted risk-free rate, adjusted for inflation the higher discount rate utilized under US GAAP has lead to a decrease in the ARO liability recognized. This adjustment on ARO did not result in a material difference between AIFRS and US GAAP Profit and Loss and Equity.

(g)  New Accounting Pronouncements - US GAAP.

Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FAS 109, “Accounting for Incomes Taxes” (“FIN 48”), to create a single model to address accounting for uncertainly in income tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as July 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company has not determined the effect, if any, the adoption of FIN 48 will have the Company's financial position or the results of the operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. The Company plans to adopt this pronouncement in the fiscal year beginning July 1, 2008 and has yet to determine the effect, if any, on the Company's financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings (or another performance indicator for entities such as not-for-profit organizations that do not report earnings). SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company will adopt this pronouncement beginning July 1, 2008 and has yet to determine the effect, if any, on the Company's financial statements.

(h)	Oil and Gas Data (unaudited)

Information Regarding Proved Oil and Gas Reserves

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”) and were prepared by the Company. All reserves are located within the continental United States.

Estimated Proved Oil and Gas Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Following is a summary of proved and proved developed hydrocarbon reserves attributed to the Company:

	Year ended June 30, 2007			Year ended June 30, 2006
	Oil - mBBLs	Gas - mmcf	Total - mmcfe	Oil - mBBLs	Gas - mmcf	Total - mmcfe
Beginning of year	309	9,279	11,133	357	6,892	9,034
Revisions of previous quantity estimates	166	11,315	12,311	(63)	(3,912)	(4,290)
Purchase of reserves in place	-	-	-	42	9,147	9,399
Extensions, discoveries and improved recovery	41	26	272	-	-	-
Sale of reserves in place	-	-	-	-	-	-
Production	(34)	(1,291)	(1,495)	(19)	(426)	(538)
End of year	482	19,329	22,221	318	11,699	13,605

Proved Developed Producing	350	11,530	13,630	309	9,279	11,133

	For the five months from February 1, 2005 to June 30, 2005
	Oil - mBBLs	Gas - mmcf	Total - mmcfe
Beginning of year	-	-	-
Revisions of previous quantity estimates	(2)	953	941
Purchase of reserves in place	366	4,600	6,767
Extensions, discoveries and improved recovery	-	1,432	1,432
Sale of reserves in place	-	-	-
Production	(7)	(94)	(136)
End of year	357	6,892	9,034

Proved Developed Producing	269	2,328	3,942

The oil reserves have been converted from barrels of oil to thousands of cubic feet equivalent on the basis of 6 barrels of oil to one mcf of gas.

Standardized Measure of Discounted Future Net Cash flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for the Company for June 30, 2007 and June 30, 2006 were US$4.26 and US$5.43 per mcf, respectively. The weighted average period-end prices used for the Company for June 30, 2007 and June 30, 2006 were US$60.73 and US$62.31 per boe, respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Company.

The estimated standardized measure of discounted future net cash flows relating to proved reserves as at June 30, 2007, 2006 and 2005 is shown below:

	As at:
	June 30, 2007 US$	June 30, 2006 US$	June 30, 2005 US$
Future cash inflows	107,729	84,273	58,459
Future production costs	(37,458)	(24,380)	(15,734)
Future development costs	(7,687)	(3,430)	(4,850)

Future net cashflows	62,583	56,463	37,875
10 % discount	(34,380)	(28,817)	(18,920)

Standardized measure of discounted future net cash flows relating to proved reserves	28,203	27,646	18,955

The impact of state and federal income taxes has not been included in the above standardized measure of discounted future net cash flows, as the Company has a full valuation allowance and does not expect to pay future income tax in the near future due to the utilization of these tax carried forward tax losses.

The principal sources of changes in the standardized measure of discounted future net cash flows during the periods ended June 30, 2007, 2006 and 2005 are as follows:

	For the period ended:
	June 30, 2007 US$	June 30, 2006 US$	June 30, 2005 US$
Beginning of year	27,646	18,955	-
Sales of oil and gas produced during the period, net of production costs	(6,420)	(3,013)	(532)
Net changes in prices and production costs	(13,938)	773	2,007
Changes in estimates of future development costs	(289)	3,135	(2,000)
Extensions, discoveries and improved recovery	250	-	2,479
Revisions of previous quantity estimates and other	11,368	(11,185)	-
Sale of reserves in place	-	-	-
Purchase of reserves in place	-	18,037	14,397
Accretion of discount	2,765	2,045	600
Other	6,821	(1,101)	(96)
End of year	28,203	27,646	18,955

Jonah and Look Out Wash Operations

Statements of Revenues and Direct Operating Expenses

Report of Independent Auditors

To the Board of Directors and shareholders of Samson Oil and Gas USA, Inc:

We have audited the accompanying statements of combined revenues and direct operating expenses of the oil and gas properties purchased by Samson Oil and Gas USA, Inc. from Stanley Energy Inc. for the period July 1, 2005 through May 29, 2006, and for the year ended June 30, 2005. These financial statements are the responsibility of Samson Oil and Gas USA, Inc. management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Samson Oil& Gas Limited Form 20-F and are not intended to be a complete financial presentation of the properties described above.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined revenues and direct operating expenses of the oil and gas properties purchased by Samson Oil and Gas USA, Inc. from Stanley Energy Inc. for the period from July 1, 2005 though May 29, 2006 and for year ended June 30, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Denver, Colorado
June 29, 2007

Jonah and Look Out Wash Operations

Statements of Revenues and Direct Operating Expenses

For the period from July 1, 2005 through May 29, 2006 and for the twelve months ended June 30, 2005

	May 29, 2006 US$'s (*)	June 30, 2005 US$'s
Oil revenues	318,182	310,633
Gas revenues	6,558,971	5,777,153
Other	190,048	-
Total revenue	7,067,201	6,087,786

Direct operating expense
Lease operating expense	(199,317)	(200,487)
Production taxes and handling	(885,136)	(879,444)

Total direct operating expense	(1,084,453)	(1,079,932)
Revenues in excess of direct operating expenses	5,982,748	5,007,854

(*)The acquisition of the interest in the Jonah and Look Out Wash fields was completed on May 29, 2006. The above information includes revenue and expenses for the three day period between May 29, 2006 and May 31, 2006. The revenue and expenses relating to this period is immaterial to the statement for the period ended May 31, 2006

1. The Properties

On March 6, 2006, Samson Oil and Gas USA Inc (“Samson”), a 100% owned subsidiary of Samson Oil & Gas Limited entered into an agreement with Stanley Energy Inc (“Stanley”) to purchase assets in the Green River Basin of Wyoming. The assets acquired comprise a 21% equity in the 250 crestal portion of the Jonah Field and a 16.6% of gross acreage of 12,500 acres in the Look Out Wash Field.

The acquisition closed on May 29, 2006, with an effective date of November 1, 2005.

2. Basis of Preparation

The accompanying historical statements of revenues and direct operating expense (the “Historical Statements”) are presented using accrual basis, and represent the revenues and direct operating expenses attributable to Stanley Energy Inc.'s (“Stanley”) interests in certain producing oil and gas properties located in Sublette County, Wyoming. The Historical Statements include only oil, gas and other revenues and direct lease operating and production expenses. The Historical Statements do not include Federal and State income taxes, interest expense, depletion, depreciation and amortization, accretion or general and administrative expenses. The Historical Statements presented are not indicative of the results of the operations of the acquired properties going forward due to changes in the business and the inclusion of the above mentioned expenses.

Complete financial statements, including a balance sheet, are not presented as the properties were not operated as separate business unit with Stanley. Accordingly it is not practicable to identify all assets and liabilities, or the indirect operating costs applicable to these properties. As such, the Historical Statements of oil revenues and direct operating expenses have been presented in lieu of the financial statements prescribed by Rule 3-05 of Securities and Exchange Commission Regulation S-X.

3. Commitments and Contingencies

Pursuant to the terms of the Purchase and Sale Agreement between Samson and Stanley, any claims, litigation or disputes pending as of the effective date (November 1, 2005) or any matters arising in connection with ownership of the properties prior to the effective date are retained by Stanley. Notwithstanding this indemnification, Samson, is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the Statement of Revenue and Direct Operating expenses.

4. Supplemental Information Regarding Proved Oil and Gas Reserves (unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”) and were prepared by the Company. All reserves are located within the continental United States.

Estimated Proved Oil and Gas Reserves

Proved reserves are those quantities of hydrocarbons which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved reserves can be categorized as developed or undeveloped.

Developed Reserves

Developed reserves are expected to be recovered from existing wells including reserves behind pipe. Improved recovery reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor.

Undeveloped Reserves

Undeveloped reserves are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir or where a relatively large expenditure is required to recomplete an existing well or install production or transportation facilities for primary or improved recovery projects.

Following is a summary of proved and proved developed hydrocarbon reserves attributed to the Jonah and Look Out Wash operations:

	11 months ended May 29, 2006			12 months ended June 30, 2005
	Oil - BBLS	Gas- mmcf	Total mmcfe	Oil - BBLS	Gas- mmcf	Total mmcfe
Beginning of year	38	7,158	7,383	47	8,498	8,782
Revisions of previous quantity estimates	-	765	765	(9)	(1,565)	(1,619)
Purchase of reserves in place	-	-	-	-	-	-
Extensions, discoveries and improved recovery	10	2,078	2,137	6	1,164	1,199
Sale of reserves in place	-	-	-	-	-	-
Production	(5)	(855)	(885)	(6)	(939)	(979)
End of year	43	9,146	9,400	38	7,158	7,383

Standardized Measure of Discounted Future Net Cash flows

Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for gas from the Jonah and Look Out Wash fields for May 29, 2006 and June 30, 2005 were $5.766 and $6.55 per mcf, respectively. The weighted average period-end prices used for oil from the Jonah and Look Out Wash fields for May 29, 2006 and June 30, 2005 were $70.988 and $56.205 per bbl, respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation, amortization, income taxes (state and federal) or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Jonah and Look Out Wash fields.

The estimated standardized measure of discounted future net cash flows relating to proved reserves at May 29, 2006 and June 30, 2005 is shown below:

	As at:
	May 29, 2006 US$'S	June 30, 2005 US$'S
Future cash inflows	55,645	49,266
Future production costs	(15,728)	(13,080)
Future development costs	(1,714)	-

Future net cash flows	38,201	36,186
10% annual discount	(20,164)	(17,934)

Standardized measure of discounted future net cash flows relating to proved reserves	18,037	18,252

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS 69. Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the periods indicated. The weighted average period-end prices used for the Company for June 2005 and May 2006 was US$6.55 and US$5.766per mcf for gas respectively. The weighted average period-end prices used for the Company for June 2005 and May 2006 was US$56.205 and US$70.988 per barrel for oil respectively. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to the Company.

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended May 29, 2006 and June 30, 2005 are as follows:

	As at:
	May 29, 2006 US$'S	June 30, 2005 US$'S
Beginning of the period	18,252	17,240
Sales of oil and gas produced during period, net of production costs	(6,011)	(4,927)
Net change in prices and production costs	(2,738)	4,471
Extensions, discoveries and improved recovery	4,489	2,965
Revisions of previous quantity estimates and other	1,607	(3,178)
Sale of reserves in place	-	-
Accretion of discount	1,825	1,724
Other	613	(43)
End of period	18,037	18,252

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Samson Oil and Gas USA, Inc.

We have audited the accompanying statements of operations, changes in  shareholders' equity and cash flow of Kestrel Energy Inc for the period July 1, 2004 through January 31, 2005. These financial statements are the responsibility of Samson Oil and Gas USA, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the results of Kestrel Energy, Inc.'s operations and cash flows for the period July 1, 2004 through January 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Denver, Colorado
August 16, 2007

Statement of Operations
Kestrel Energy Inc

Kestrel Energy Inc:
Continuing Operations	From July 1, 2004 to January 31,2005 US$
Revenue
Sale of oil and gas	1,351,322
Total revenue	1,351,322
Operating expenses
Direct operating expenses	(585,804)
Exploration and evaluation expense	(43,659)
General and administrative	(370,765)
Total operating expenses	(1,000,228)
Operating income	351,094
Non-operating income/(expense)
Interest income	4,766
Interest expense - related	(21,534)
Interest expense - unrelated	(23,719)
Other	49,363
Total non-operating income	8,876
Net income before income taxes	359,970
Income taxes	-
Net income	359,970

Basic earnings per share	$0.04
Diluted earnings per share	$0.04

Weighted average number of shares outstanding - basic	10,133,200
Weighted average number of shares outstanding - diluted	10,191,386

The statement of operations should be read in conjunction with the accompanying notes

STATEMENT OF CASH FLOWS

From July 1, 2004 to January 31, 2005 US$
Cash flow from operating activities
Net Income	359,970
Adjustments to reconcile net income to net cash provided by operating activities

Depreciation	99,886
Accretion Expense	4,167
(Increase) in accounts receivable	(90,362)
(Increase) in other current assets	(15,568)
(Decrease) in accounts payable	(107,165)
Increase in accrued liabilities	31,588
Net cash provided by operating activities	282,516

Cash flow from investing activities
Development expenditures	(89,727)
Payment for computer equipment	(10,422)
Net cash used in investing activities	(100,149)

Cash flow from financing activities
Proceeds from issuance of debt	60,000
Repayment of Borrowings	(60,000)
Net cash used in financing activities	-

Net increase in cash	182,367

Cash at the beginning of the period	162,507
Cash at the end of the period	344,874

Cash paid for interest during the period	49,420

The statement of cash flows should be read in conjunction with the accompanying notes.

Statement of Changes in Shareholders' Equity
From July 1, 2004 to January 31, 2005

	Common Stock
	Shares	Amount US$	Accumulated Deficit US$
Balance at June 30, 2004	10,133,200	20,562,062	(18,729,385)
Net Income	-	-	359,970
Balance at January 31, 2005	10,133,200	20,562,062	(18,369,415)

The statement of changes in shareholders' equity should be read in conjunction with the accompanying notes.

NOTES TO FINANCIAL STATEMENTS

(1)  Organization and Summary of Significant Accounting Policies

(a)  Organization and presentation

Kestrel Energy, Inc. (Kestrel) was incorporated under the laws of the State of Colorado on November 1, 1978. Kestrel's principal business is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, and exploratory and development drilling.

Kestrel presently owns oil and gas interests in the states of Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

Control of Kestrel was acquired by Samson Oil & Gas Ltd, an Australian company on February 1, 2005, through an offer to all non-US resident shareholders of Kestrel Energy Inc. Five Samson shares were granted for every one Kestrel share held by those Kestrel shareholders that accepted the offer.

Samson Oil and Gas Limited shares were issued to Kestrel option holders as part of the continued acquisition of Kestrel Energy Inc. The outstanding options were valued by an independent party and holders were granted the equivalent value of Samson Oil and Gas Limited shares based on the share price at the date of the acceptance, being various dates in June 2006.

On July 14, 2006, Kestrel Energy Inc filed a Plan of Merger with the Secretary of State in Colorado, Under Colorado State legislation, this filing had the effect of cancelling all remaining shares Kestrel Energy Inc shares and granting shareholders the right to receive US$142 per share (based on an average of the previous market price of Kestrel). Following the cancellation of these shares, Kestrel Energy Inc became a 100% owned subsidiary of Samson Oil and Gas Limited.

All operations of Kestrel are located in the continental United States.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d)  Revenue Recognition

Natural gas revenues are recorded on the entitlement method. Under the entitlement method, revenue is recorded when title passes based on the Company's net interest. The Company records its entitled share of revenues based on its entitled share of gas proceeds. Since there is a ready market for natural gas, the Company sells the majority of its products soon after production at various locations, including the wellhead, at which time title and risk of loss pass to the buyer.

Gas imbalances occur when the Company sells more or less than its entitled ownership percentage of total gas production. Any amount received in excess of the Company's share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. At January 31, 2005 the Company's gas production was in balance.

Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title is transferred.

(e) Exploration Expenditure

The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, costs associated with the acquisition, drilling and equipping of successful exploratory wells are capitalized. Geological and geophysical costs, delay and surface rentals drilling costs of unsuccessful exploratory wells and repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of oil and gas properties, the cost therefore and the accumulated depreciation or depletion are removed from the accounts and any gain or loss is credited or charged to operations.

(f)  Depreciation, Depletion and Amortization

Depreciation, depletion and amortization of capitalized costs of proved oil and gas properties is provided on a field by field basis using the units of production method based upon proved reserves as the denominator. Development costs are amortized using proved developed proved reserves rather than total proved reserves, as the denominator.

Pipeline and facilities are stated at original costs. Depreciation of pipeline and facilities is provided on a straight-line basis over the estimated useful life of the pipeline of twenty years.

Furniture and equipment are depreciated using the straight line method over estimated lives ranging from three to seven years.

(g) Impairment

Management periodically evaluates capitalized costs of unproved properties and provides for impairment, if necessary, through a charge to operations.

Proved oil and gas properties are assessed for impairment on a field-by-field basis. If the net capitalized costs of proved properties exceeds the estimated undiscounted future net cash flows from the property, a provision for impairment is recorded to reduce the carrying value of the property to its estimated fair value. The Company recorded no impairment for its proved oil and gas properties for the period ended January 31, 2005.

(h) Comprehensive Income

SFAS 130, Reporting Comprehensive Income requires the reporting of the components of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. There is no component of comprehensive income reported for the period from July 1, 2004 to January 31, 2005 other than net income from operations.

(i) Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), effective for the fiscal years beginning after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. SFAS 123 allows an entity to continue to measure compensation costs for these plans using the intrinsic value based method of accounting as prescribed in Accounting Pronouncement Bulletin Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). The Company has elected to continue account for its employee stock compensation plans as prescribed under APB 25. No stock options were granted during the period from July 1, 2004 to January 31, 2005. All options outstanding as of June 30, 2004 were fully vested.

(j) Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Under SFAS 109, the effect of deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date.

A valuation allowance is provided for net deferred tax assets that the Company believes more likely than not, will not be realized.

(k) Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable. The Company maintains cash accounts at three financial institutions. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote. The Company is exposed to credit risk in the event of nonpayment by counter parties, a significant portion of which are concentrated in energy related industries. The creditworthiness of customers and other counter parties is subject to continuing review.

(l)  Earnings per Share

Basic earnings per share are computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements.

The following is a reconciliation of the numerators and denominators used in the calculations of basic and diluted earnings per share for the period ending January 31, 2005:

	From July 1, 2004 to January 31, 2005
	Net Income US$	Weighed Average Number of Shares	Per Share Amount US$
Basic earnings per share
Net income and share amounts	359,970	10,133,200	0.04
Dilutive securities
Stock options		58,186

Diluted earnings per share
Net income and assumed share conversion	359,970	10,191,386	0.04

(2)  Asset Retirement Obligations

Kestrel records the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. Kestrel's asset retirement obligations relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties. The only change in the obligation during the period ended January 31, 2005 was accretion expense of $4,167.

(3) Income Taxes

The Company has recorded a full valuation allowance against net deferred tax assets as the Company believes it is more likely than not that the tax assets will not be realized.

No income tax provision was recorded for the period ending January 31, 2005 as the Company reversed a portion of its valuation allowance.

For the period from July 1, 2004 to January 31, 2005 the effective income tax rate differs from the US Federal statutory income tax rate due to the following:

Period from July 1, 2004 to January 31, 2005
Federal statutory income tax rate	35.0%
State income tax rate	4.0%
Change in the valuation allowance	(39.0%)
0.0%

(4) Interest Expense for Kestrel Energy Inc

The expense recognized in the period relates to the following notes payable:

On January 24, 2003, Kestrel borrowed US$400,000 from R&M Oil and Gas Ltd., (“R&M”). The loan was originally due on January 31, 2005, bears interest at 12.5% per annum and is secured by the Company's oil and gas interest in Grady County, Oklahoma. On October 13, 2004 the R&M Loan was extended to January 31, 2007 under the same terms and conditions.

On May 5, 2003, Kestrel entered into a Line of Credit with Barry Lasker for a maximum loan to the Company of US$200,000. Under the terms of the agreement, all outstanding amounts were due on May 4, 2005 and bore interest at 10% per annum. On February 4, 2004 the loan was assigned to Samson Oil & Gas Limited, a related party and substantial shareholder and Mr Lasker was paid in full. The Samson loan, originally due on May 4, 2005 was extended until May 4, 2006 under the same terms and conditions. Interest paid by the Company to Samson Oil & Gas Limited amounted to $21,534 for the period from July 1, 2004 to January 31, 2005. This loan was converted by Samson to equity in the Company in May 2005.

On June 8, 2004, Kestrel borrowed US$50,000 from Victoria Petroleum NL, an affiliate, with an 8% interest rate which is to be paid on repayment of the loan. This is an unsecured loan due on demand, with no demand made to date. This loan was repaid by the Company in full in June 2005.

(5) Commitments

The Company has non-cancelable operating leases, primarily for rent of office facilities that expire over the next three years. Rental expense for the period from July 1, 2004 to January 31, 2005 was $20,156.

Future minimum rental commitments under non-cancellable operating leases as of January 31, 2005 are as follows:

US$
Period from February 1, 2005 to June 30, 2005	19,832
Year ending June 30, 2006	41,167
Year ending June 30, 2007	3,439

(6) Shareholders Equity

a)	Preferred Stock

The Company is authorized to issue up to 1 million shares of $1 par value preferred stock, the rights and preferences of which are to be determined by the Board of Directors at or prior to the time of issuance.

b)	Common Stock

The Company's authorized common stock, of no par value is 20,000,000 shares. As of January 31, 2005, 10,133,200 common shares (the Company's only class of voting stock) were outstanding.

c)	Stock Option Plans

No stock options were granted during the period. Options for the purchase of 1,512,851 shares were exercisable at January 31, 2005 and at an average exercise price of $1.34. The weighted average remaining contractual life of options outstanding was 4 years.

(7)  Information Regarding Proved Oil and Gas Reserves (Unaudited)

The information presented below regarding Kestrel oil and gas reserves were prepared by the Company's engineer. All reserves are located within the continental United States.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. The determination of oil and gas reserves is highly complex and interpretive. The estimates are subject to continuing changes as additional information becomes available.

Estimated net quantities of proved reserves of oil and gas for the seven months ending January 31, 2005 are:

	From July 1, 2004 to January 31, 2005
	Oil (BBLS)	Gas (MMCF)	Total (MMCFE)

Beginning of period	364	4,751	6,935
Revisions of previous quantity estimates	14	12	96
Extensions, discoveries and improved recovery	-	-	-
Sales of reserves in place	-	-	-
Production	(12)	(163)	(235)
End of period	366	4,600	6,796
Proved developed reserves - end of period	287	2,214	3,936

Standardized Measure of Discounted Future Cash Flows

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS 69, Disclosures About Oil and Gas Producing Activities. Future hydrocarbon sales and production and development costs have been estimated using prices and cost in effect at the end of the period indicated. The weighted average period-end prices used for Kestrel for January 31, 2005 are US$5.853 per mcf for gas and US$38.543 per barrel for oil. Future cash flows were reduced by estimated future development, abandonment and production costs based on period-end costs. No deductions were made for general overhead, depletion, depreciation and amortization or any indirect costs. All cash flows are discounted at 10%.

Changes in demand for hydrocarbons, inflation and other factors make such estimates inherently imprecise and subject to substantial revisions. This table should not be construed to be an estimate of current market value of the proved reserves attributable to Kestrel.

The principal sources of changes in the standardized measure of discounted future net cash flows during the period ended January 31, 2005 are as follows:

From July 1, 2004 to January 31, 2005 US$

Beginning of period	14,005
Sales of oil and gas produced during the period,	(869)
net of production costs
Net change in prices and production costs	711
Changes in estimated future development costs	-
Extensions, discoveries and improved recovery	-
Revisions of previous quantity estimates and other	224
Accretion of discount	817

The standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as at January 31, 2005 are as follows:

As at January 31, 2005 US$

Future cash inflows	42,115
Future production costs	(12,551)
Future development costs	(1,507)
Future net cash flows	28,057
10% annual discount	(13,661)
Standardized measure of discounted future net cash flows relating to proved reserves	14,396

Exhibit Index

Exhibit No.	Description of Exhibit
1	Constitution of Samson Oil & Gas Limited. (1)

4.1	Syndicated Convertible Loan Facility Agreement dated May 26, 2006 between Macquarie Bank Limited and Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)

4.2	Security Trust Deed dated May 2006 between Macquarie Bank Limited, Samson Oil & Gas USA, Inc., and Samson Oil & Gas Limited. (1)

4.3	Purchase and Sale Agreement dated March 6, 2006 between Samson Oil & Gas USA Inc., Stanley Energy Inc., and Stanley Energy W., Inc. (1)

4.4	Settlement Agreement dated October 17, 2006 between Kestrel Energy, Inc. and Dissenting Shareholders. (1)

4.5
Letter Agreement dated August 9, 2007 between Macquarie Bank Limited and Samson Oil & Gas USA, Inc. and Samson Oil & Gas Limited, amending that certain Syndicated Convertible Loan Facility Agreement dated May 26, 2006. (1)

8	List of Subsidiaries. (1)

10.1	Consultancy Agreement dated December 1, 2005 between Samson Oil & Gas Limited and Arndt Energy Limited. (1)

10.2	Letter Agreement, dated July 1, 2006 between Samson Oil & Gas Limited and Arndt Energy Limited, amending the Consultancy Agreement, dated December 1, 2005. (1)

10.3	Employment Agreement, effective at July 1, 2007, between Samson Oil and Gas USA, Inc. and Robyn Lamont. (1)

10.4	Form of Deposit Agreement between Samson Oil & Gas Limited and The Bank of New York. (2)

10.5	Employment Agreement, effective at October 1, 2007, between Samson and Gas USA, Inc. and Robert Gardner.

15.1	Consent of Ernst & Young.

15.2	Consent of Ernst & Young LLP.

15.3	Consent of Ernst & Young LLP.

15.4	Consent of Jeffrey Rhodes.

15.5	Consent of MHA Petroleum Consultants, Inc.

(1)	Incorporated by reference to the Company’s Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on July 13, 2007 and amended on Form 20-F/A.

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-6, filed with the Securities and Exchange Commission on July 13, 2007.